COHEN & STEERS

# Change creates opportunity

2022 ANNUAL REPORT



# Our firm

Dedicated to the pursuit of excellence in everything we do, Cohen & Steers is a leading global investment manager specializing in real assets and alternative income, focused on delivering attractive returns, income and diversification.



| | | |
|:---:|:---:|:---:|
| **36** | **2004** | **388** |
| Years of investment innovation | Listed on the NYSE Ticker: CNS | Employees[1] |
| **60+** | **20+** | **3** |
| Investment professionals | Years average experience of senior investment professionals | Consecutive years named a Best Place to Work by *Pensions & Investments* |

(1) As of December 31, 2022.

# Assets under management (AUM)[1]

## Investment strategy
$ billions

**Listed real assets**

| | |
|---|---|
| U.S. real estate | $35.1 |
| Global/non-U.S. real estate securities | $14.8 |
| Global listed infrastructure & MLPs | $8.6 |

**Alternative income solutions**

| | |
|---|---|
| Preferred and income securities | $19.8 |

**Other portfolios** — $2.1

### Strategies outperforming their benchmarks
% of AUM

| 74% | 99% | 99% | 100% |
|---|---|---|---|
| 1 year | 3 year | 5 year | 10 year |

## Investment vehicle
$ billions

| | |
|---|---|
| Open-end funds | $36.9 |
| Advisory | $18.6 |
| Closed-end funds | $11.1 |

**Sub-advisory**

| | |
|---|---|
| Japan sub-advisory | $8.4 |
| Sub-advisory ex-Japan | $5.4 |

## $80.4 billion
Total AUM

---

# Five-year history

## Assets under management
$ billions at December 31



| 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|
| $57.9 | $72.2 | $79.9 | $106.6 | $80.4 |

## Revenue
$ millions for the years ended December 31



| 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|
| $381.1 | $410.8 | $427.5 | $583.8 | $566.9 |

## Our mission

Our commitment to clients and our mission remains steadfast. We work together every day to help our clients achieve the financial security they need to fulfill their missions through the pursuit of excellence in everything we do, relentlessly focused on delivering superior investment results. We are industry pioneers who are passionate about constantly innovating to meet our clients' needs today and anticipate their challenges tomorrow.

COHEN & STEERS

# COHEN & STEERS

# Our evolution

## 1986
### Founding
- ■ First investment manager dedicated to listed real estate
- ■ U.S. real estate

## 2003
### Strategy innovation
- ■ Global real estate
- ■ Global listed infrastructure
- ■ Preferred securities

## 2009
### Industry leadership
- ■ Led initiative to recapitalize REITs in financial crisis

## 1991
### First Cohen & Steers REIT fund
- ■ Launched Cohen & Steers Realty Shares, our flagship open-end U.S. REIT mutual fund
- ■ Shaped modern REIT era

## 2004
### Public listing
- ■ Traded on the New York Stock Exchange (ticker: CNS)



■ Corporate milestone  ■ New strategies

## 2011–2018

### Expanding real assets

- ■ Added Macro Strategy and Asset Allocation teams
- ■ Real assets multi-strategy
- ■ Commodities
- ■ Natural resource equities
- ■ Low duration preferreds
- ■ Digital infrastructure

## 2019–2020

### Going deeper

- ■ Expanded Quantitative Analysis team
- ■ Alternative income
- ■ Next generation real estate
- ■ REIT completion

## 2021

### New initiatives

- ■ Built private real estate team
- ■ Built multi-asset solutions team
- ■ Created ESG team
- ■ Shariah global real estate

## 2022

### Positioned for growth

- ■ Created a new function, Head of Real Estate Strategy & Research, to support portfolio optimization
- ■ Launched private real estate fund





Change creates opportunity

## Change can be challenging. Yet we have learned through experience over many cycles that change creates opportunity.

2022 marked one of the biggest macroeconomic regime shifts the firm has seen in 35-plus years of investing.

Our employees around the globe returned to the office, gradually but successfully, after nearly two years of navigating the pandemic.

Significant new capabilities were added, including the firm's first private real estate fund. And the firm's leadership transitioned to a new chief executive officer, culminating a multi-year succession plan.

The asset management industry continued to evolve amid changing client needs, increasing regulations, and the growing adoption of alternatives and real assets. Investors' asset allocation decisions have continued to shift because fixed income yields have become more attractive and as a result of market dynamics, including the relationship between private and listed markets.

Such significant change can be challenging. Yet we have learned through experience over many cycles that change creates opportunity.



**Joseph M. Harvey**
Chief Executive Officer
and President



**Robert H. Steers**
Executive Chairman



**Martin Cohen**
Chairman

## The new regime

The market regime shift was indeed significant in 2022.

The Federal Reserve and other central banks responded to the spike in inflation that began in 2021 by raising interest rates and moving from quantitative easing to quantitative tightening.

Bonds had their worst year on record. The S&P 500 dropped 19.4% for the year. Listed real estate, our largest asset class, fell 24.9% in 2022, as measured by the FTSE Nareit All Equity REITs index. Bubbles burst, including special purpose acquisition companies and cryptocurrencies. More recently, some U.S. regional banks have faced investment portfolio losses and liquidity challenges, leading to a takeover by banking regulators.

The period of low rates and low inflation has ended, transitioning to an expected longer-term regime of slower growth, elevated inflationary risks, and continued volatility.

## 2022 financial results

The firm's financial results last year reflected the market volatility. Assets under management (AUM) declined from a record $106.6 billion at the end of 2021 to $80.4 billion at year-end, largely due to market depreciation. Organic growth turned negative for the first time since 2018, with net outflows of $1.6 billion, primarily due to client rebalancing. Net income attributable to common stockholders was $171.0 million ($182.3 million, as adjusted[1]) in 2022 compared with $211.4 million ($197.9 million, as adjusted[1]) in 2021.

## Real assets positioned for growth

As we start 2023, financial asset prices have corrected, and the end of rate hikes appears to be on the horizon. Market uncertainty is elevated, and we may be somewhere around the middle of the current macroeconomic cycle.

Based on our interactions with investors, we believe they continue to be under-allocated to real assets and allocations in portfolios are increasing on a secular basis, particularly to U.S. and global real estate, global listed infrastructure and multi-strategy real assets. The regime shift is providing an additional opportunity for investors to increase allocations to real assets and alternative income.

Listed real estate prices are going through a bottoming process that we believe will present attractive entry points in the coming year. Against this cyclical backdrop, and supported by a secular shift to embracing alternatives, investors are increasing their adoption of real estate securities. Institutional investors, including U.S. pensions and sovereign wealth funds in the Middle East and Asia, are driving increased demand. Investors are complementing core private real estate allocations with allocations to listed REITs. We are also seeing some investors move from passive to active management.

---

(1) The term "as adjusted" is used to identify non-GAAP financial information. See pages 33 to 35 of the Form 10-K, "Reconciliations of U.S. GAAP to As Adjusted Financial Results," for reconciliations to the most directly comparable U.S. GAAP financial measures.

Private real estate, for which the return cycle historically lags listed, is just beginning to reprice, and we believe this will create a multi-year period of markdowns and entry points. New capabilities in private real estate will complement the firm's established expertise in listed real estate, positioning Cohen & Steers at the intersection of listed and private real estate. Our analysis shows that a portfolio that includes both listed and private can deliver stronger returns through a greater menu of property types and markets, while reducing volatility.

In 2022, we launched our first private real estate fund and began the development of a non-traded REIT, the Cohen & Steers Income Opportunities REIT, Inc. Opportunities for private real estate will likely emerge once prices reset amid higher financing costs and tighter availability of financing.

New tools for portfolio modeling, navigation, and analytics will be launched in 2023 for both real assets and real estate. In addition, a newly created position, Head of Real Estate Strategy & Research, is supporting investment strategy and portfolio construction on behalf of both portfolio managers and clients.

Investors are also under-allocated to infrastructure. Indeed, institutions appear to be struggling to reach their allocation targets, and recent research[2] estimates that sovereign wealth funds, endowments, public pensions and

# The regime shift is providing an additional opportunity for investors to increase allocations to real assets and alternative income.

other institutional investors have only funded 70% of their infrastructure targets.

We believe one contributing factor to this growing amount of dry powder has been the difficulty investors face when sourcing investment opportunities in private infrastructure, which tend to be big and complex, and are often regulated. Listed infrastructure can serve as a complement to private infrastructure, as our analysis shows it has offered similar, or better, returns, with greater correlations to private infrastructure than equities. As is the case with real estate, we believe infrastructure investors can achieve better performance by allocating to both the private and listed markets.

Tighter monetary policy is bringing inflation down, but we expect inflation to remain elevated—a longer-term backdrop in which we expect multi-strategy real assets to see greater client demand. Investors are turning to real assets not just for their return attributes, but also for diversification in an inflationary environment as well.

(2) Source: Preqin. As defined by Preqin, dry powder is the amount of capital that has been committed to a private equity fund minus the amount that has been called by the general partner for investment. Preqin dry powder figures represent dry powder for all private funds reporting data at June 30, 2022, unless otherwise noted.

Notably, our real assets multi-strategy mutual fund had $616 million in net inflows in 2022, validating the decision over 10 years ago to launch a strategy designed to provide attractive returns with inflation sensitivity. The multi-strategy team continues to grow, and we are adding more capabilities for customized client solutions, such as vehicles for the retirement market that will tailor allocations based on investors' risk and return profiles.

Rate-hiking cycles in developed economies are advanced and are likely coming to an end, setting the stage for potentially strong total returns in fixed income markets.

Preferred securities typically have strong performance following rate-hiking cycles, and we believe they are attractive at current levels after recent repricing. Investors will need to navigate credit risks as the economy goes through challenges associated with the economic downturn and potential liquidity events.

## A history of innovation

Cohen & Steers is well positioned to help investors navigate change through the firm's strategies and advisory capabilities. We continue to invest to capitalize on the opportunities change creates for Cohen & Steers' clients, shareholders and employees.

Distribution is expanding with new leadership of both the U.S. Wealth Management Consulting Group and the Japan office. We are expanding

sales capabilities in Asia to support emerging demand across institutional and wealth channels.

We added new institutional clients in Malaysia, Korea and Namibia in 2022. The firm's Asia ex-Japan presence will grow beyond Hong Kong with the opening of an office in Singapore, a market that has become a regional growth hub for wealth management.

## Enhancing our culture

Continued investment in people will support the firm's strategic priorities.

Eighty-one new employees were hired in 2022, of which 40% were new roles to support growth. For the second consecutive year, over 60% of new hires were diverse. *Pensions & Investments* recognized Cohen & Steers as one of the "Best Places to Work in Money Management" for the third consecutive year. We hired a new chief human resources officer who will execute strategies that help us attract, develop, engage, and retain great talent.

The firm's diversity & inclusion strategy was advanced through the creation of a new employee resource group, the Diversity Alliance. The Diversity Alliance promotes cultural awareness and inclusion through dedicated forums in which employees are encouraged to share their perspectives and experiences. A formal partnership was launched with Girls Who Invest, a nonprofit organization whose goal is to have 30% of the world's investable capital managed by women by 2030. Our first Girls Who Invest intern worked with the REIT investment team in 2022.

We are moving to a new headquarters in New York City in 2023, at 1166 Avenue of the Americas, guided by a firm belief in our in-office culture. The new space will accommodate future growth and integrate collaborative working spaces. Meanwhile, we are investing in new technology to advance our trading systems, investment analytics and client communications, as well as our employees' efficiency and well-being.

## Change creates opportunity

As we navigate change, our commitment to clients and our mission remains steadfast. Plainly stated, we work together every day **to help our clients achieve the financial security they need to fulfill their missions** through the pursuit of excellence in everything we do, relentlessly focused on delivering superior investment results. We are industry pioneers who are passionate about constantly innovating to meet our clients' needs today and anticipate their challenges tomorrow.



**Joseph M. Harvey**
Chief Executive Officer
and President

**Robert H. Steers**
Executive Chairman



**Martin Cohen**
Chairman

# Financial highlights

In 2022, Cohen & Steers' revenues and AUM reflected volatile global markets and the biggest market regime shift in the firm's history. We continued to achieve investment outperformance and we anticipate growing investor interest in our asset classes.

## Earnings

- Revenues were $566.9 million in 2022, a 2.9% decrease from 2021

- Net income attributable to common stockholders was $3.47 per diluted share ($3.70 as adjusted[1]), compared with $4.31 ($4.03 as adjusted[1]) in 2021

- Operating margin decreased to 38.1% (43.0% as adjusted[1]), from 44.6% (46.0% as adjusted[1]) in 2021

## Dividend payments

Paid regular quarterly dividends of $0.55 per share in 2022, an increase of 22.2% from $0.45 per share in 2021

## AUM

- AUM at year-end was $80.4 billion, a decrease of $26.2 billion from 2021

- AUM decline attributable to net outflows of $1.6 billion, market depreciation of $20.9 billion and distributions of $3.6 billion[2]

- Organic AUM decay was (1.5%), compared with organic growth of 11.8% in 2021

- Average AUM was $91.6 billion, compared with $94.2 billion in 2021

## Balance sheet

$316.1 million in cash, cash equivalents and liquid seed investments, compared with $248.2 million at the end of 2021

## Key strategy highlights
**$ millions**

|  | U.S. real estate | Preferred securities | Global/international real estate | Global listed infrastructure |
|---|---|---|---|---|
| **Net inflows (outflows)** | ($297) | ($3,153) | $559 | $454 |
| **Market appreciation (depreciation)** | ($12,097) | ($3,240) | ($5,039) | ($405) |
| **Distributions** | ($2,406) | ($834) | ($118) | ($216) |
| **Change in AUM** | −29.7% | −26.8% | −23.7% | −1.9% |

(1) The term "as adjusted" is used to identify non-GAAP financial information. See pages 33 to 35 of the Form 10-K, "Reconciliations of U.S. GAAP to As Adjusted Financial Results," for reconciliations to the most directly comparable U.S. GAAP financial measures.

(2) AUM decline may not sum to total firm assets due to rounding.

# Our culture and values

We are committed to a culture of diversity and inclusion where all employees succeed based on merit and every employee fully contributes to our clients' success. Respecting each person's background and life experiences results in our ability to make better investment decisions and achieve stronger outcomes.

**Excellence** guides how we deliver superior performance for our clients, fueled by a collaborative spirit and the drive to continually exceed.

**Innovation** is how we advance, forged by continuous improvement to build investment solutions that provide long-term results.

**Focus** characterizes how we operate, using a disciplined investment approach that leverages our history of specialization to deliver total returns, outperformance, income and diversification.

**Inclusion** defines how we foster teamwork and engage with clients, with an entrepreneurial culture that welcomes new ideas and varied perspectives.



## Our four pillars of diversity and inclusion



### Education

We instill a respect and appreciation for diversity by demonstrating why inclusion matters, informing all associates of our expectations and promoting cultural competency. Unconscious bias education, discussion forums and training are critical to these efforts. Just as important, we celebrate diversity, not only during heritage months or notable events, but every day of the year.



### Leadership

We hold our leaders accountable for fostering an inclusive workplace by measuring their performance against tangible expectations for building an inclusive firm. Among our key new initiatives: Our D&I dashboard measures our progress. All performance reviews of our teams require inclusion as an objective. And our Executive Committee now sponsors several employee resource groups to provide peer-to-peer support and foster candid discussions about the additional progress we need to make.



### Recruitment

We are increasing the diversity of our teams through several initiatives to support the recruitment of diverse candidates and summer associates. This includes enhancing our internship programs, working with external partners, and improving internal manager training and candidate experience. We recognize that our firm, as well as our industry more widely, needs to address the underrepresentation of women and people of color, especially in leadership positions.



### Engagement

We rely on strong and empowered employee resource groups to accelerate our many diversity and inclusion efforts. Our Diversity Alliance and Women's Exchange have built internal networks for associates to come together, support diverse talent and hold leaders accountable. We also engage with employees to ensure we have supplier diversity through minority-owned brokerage firms.

# Form 10-K

## TABLE OF CONTENTS

# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from _____ to _____

Commission File No. 001-32236

# COHEN & STEERS, INC.

(Exact name of registrant as specified in its charter)

| Delaware | 14-1904657 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**280 Park Avenue, New York, NY 10017**

(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (212) 832-3232

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | CNS | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Smaller reporting company | ☐ |
| Accelerated filer | ☐ | Emerging growth company | ☐ |
| Non-accelerated filer | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)   Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $1.6 billion. There is no non-voting common stock of the registrant outstanding.

As of February 17, 2023, there were 49,103,183 shares of the registrant's common stock outstanding.

**Documents Incorporated by Reference**

Portions of the definitive Proxy Statement of Cohen & Steers, Inc. (the Proxy Statement) to be filed pursuant to Regulation 14A of the general rules and regulations of the Securities Exchange Act of 1934, as amended, for the 2023 annual meeting of stockholders scheduled to be held on May 4, 2023 are incorporated by reference into Part III of this Form 10-K.

COHEN & STEERS, INC. AND SUBSIDIARIES

# TABLE OF CONTENTS

# PART I

## Item 1. Business

### Overview

Cohen & Steers, founded in 1986, is a global investment manager specializing in real assets and alternative income, including real estate, preferred securities, infrastructure, resource equities, commodities, as well as multi-strategy solutions. Headquartered in New York City, with offices in London, Dublin, Hong Kong and Tokyo, we serve institutional and individual investors around the world.

Cohen & Steers, Inc. (CNS) was organized as a Delaware corporation on March 17, 2004. CNS is the holding company for its direct and indirect subsidiaries, including Cohen & Steers Capital Management, Inc. (CSCM), Cohen & Steers Securities, LLC (CSS), Cohen & Steers UK Limited (CSUK), Cohen & Steers Ireland Limited (CSIL), Cohen & Steers Asia Limited (CSAL) and Cohen & Steers Japan Limited (CSJL). CNS and its subsidiaries are collectively referred to as the Company, we, us or our.

Our distribution network encompasses two major channels, wealth and institutional. Our wealth channel includes registered investment advisers, wirehouses, independent and regional broker dealers and bank trusts. Our institutional channel includes sovereign wealth funds, corporate plans, insurance companies and public funds, including defined benefit and defined contribution plans, as well as other financial institutions that access our investment management services directly or through consultants and other intermediaries.

Our revenue from the wealth channel is derived from investment advisory and administration fees, as well as distribution and service fees. Our revenue from the institutional channel is derived from fees received from our clients for managing advised and subadvised accounts. Our fees are based on contractually specified rates applied to the value of the assets we manage and, in certain cases, may include a performance-based fee. Our revenue fluctuates with changes in the total value of our assets under management, which may occur as a result of market appreciation and depreciation, contributions or withdrawals from investor accounts and distributions. This revenue is recognized over the period that the assets are managed.

### Investment Vehicles

We manage three types of investment vehicles: open-end funds, institutional accounts and closed-end funds.

*Open-end Funds*

The U.S. and non-U.S. open-end funds that we sponsor, and for which we serve as investment adviser, offer and issue new shares continuously as assets are invested and redeem shares when assets are withdrawn. The share price for purchases and redemptions of shares of each of the open-end funds is determined by each fund's net asset value, which is calculated at the end of each business day. The net asset value per share is the current value of a fund's assets less its liabilities, divided by the fund's total shares outstanding.

The investment advisory fees that we receive from the U.S. and non-U.S. open-end funds that we sponsor and for which we serve as investment adviser vary based on each fund's investment strategy, fees charged by other comparable funds and the market in which the fund is offered. In addition, we receive a separate fee for providing administrative services to certain open-end funds at a rate that is designed to reimburse us for the cost of providing these services. The monthly investment advisory fee and administration fee, if applicable, paid by the open-end funds are based on contractual fee rates applied to each fund's average daily net assets under management.

Our investment advisory and administration agreements with the U.S. registered open-end funds that we sponsor and for which we serve as investment adviser are generally terminable upon a vote of a majority of the fund's board of directors on 60 days' notice, and each investment advisory and administration agreement, including the fees payable thereunder, is subject to annual approval by a majority of the directors of the fund's board who are not "interested persons," as defined by the Investment Company Act of 1940 (the Investment Company Act), following the initial two-year term.

Our investment advisory and administration agreements with the non-U.S. open-end funds that we sponsor and for which we serve as investment adviser are generally terminable at will with 90 days' notice.

Open-end funds also include assets of third-party investment vehicles for which we provide model portfolios. We regularly provide the investment manager of that investment vehicle with a model portfolio of securities in accordance with the investment objectives and investment guidelines of that vehicle as set forth in such vehicle's investment advisory agreement. These investment advisory agreements are generally terminable at will with 30-90 days' notice. The monthly investment advisory fee paid by the model portfolios is based on contractual fee rates applied to the model portfolio's average or period-end assets under management.

*Institutional Accounts*

Institutional accounts for which we serve as investment adviser or subadvisor represent portfolios of securities we manage for institutional clients. We manage the assets in each institutional account in accordance with the investment objectives and guidelines of that client as set forth in such client's investment management agreement. The investment management agreements with our institutional account clients are generally terminable at any time by either party.

Advisory assets, which represent accounts for which we have been appointed as the investment manager, are included in our institutional account assets under management. As investment adviser, we are responsible to oversee certain daily activities and manage the assets in the account while adhering to the specified investment objectives.

Subadvisory assets, which generally represent commingled investment vehicles for which we have been appointed as a subadvisor by the investment manager of that investment vehicle, are also included in our institutional account assets under management. As subadvisor, we are responsible for managing all or a portion of the vehicle's investments and for overseeing certain daily activities, while the investment adviser oversees our performance as subadvisor; the vehicle sponsor is responsible for decisions regarding the amount, timing and whether to pay distributions from the investment vehicle to its beneficial owners. Subadvisory assets also include assets of third-party investment vehicles for which we provide model portfolios. We regularly provide the investment manager of that investment vehicle with a model portfolio of securities in accordance with the investment objectives and guidelines of that client as set forth in such client's investment advisory agreement. These investment advisory agreements are generally terminable at will with 30 days' notice.

*Closed-end Funds*

The closed-end funds for which we serve as investment adviser are registered investment companies that have issued a fixed number of shares through public offerings. These shares are listed on the New York Stock Exchange and cannot be redeemed by the fund's shareholders. The trading price of the shares is determined by supply and demand in the marketplace, and, as a result, the shares may trade at a premium or discount to the net asset value of the fund.

The investment advisory fees that we receive from the closed-end funds for which we serve as investment adviser vary based on each fund's investment strategy, fees charged by other comparable funds and prevailing market conditions at the time each closed-end fund initially offered its shares to the public. In addition, we receive a separate fee for providing administration services to certain of the closed-end funds at a rate that is designed to reimburse us for the cost of providing these services. The closed-end funds pay us a monthly investment advisory fee and an administration fee, if applicable, based on a contractual fee rate applied to each fund's average daily net assets under management.

Our investment advisory and administration agreements with each closed-end fund for which we serve as investment adviser are generally terminable upon a vote of a majority of the fund's board of directors on 60 days' notice. Each investment advisory and administration agreement, including the fees payable thereunder, is subject to annual approval by a majority of the directors of the fund's board who are not "interested persons," as defined by the Investment Company Act, following the initial two-year term.

**Our Investment Strategies**

Each of our investment strategies is overseen by a specialist team, each of which is led by a portfolio manager or a team of portfolio managers, supported by dedicated analysts. These personnel are located in our New York, London and Hong Kong offices. Each team executes fundamentally driven, actively managed investment strategies and has a well-defined process that includes top-down macroeconomic and bottom-up fundamental research and portfolio management elements. Environmental, social and governance (ESG) principles are integrated into our investment process. We combine our internal research and company interactions with other industry data to form a comprehensive view that is expressed both explicitly and implicitly in our investment decisions. We believe companies that integrate ESG considerations into their strategic plans and operations can enhance long-term shareholder value and mitigate potential risks. Our specialist teams are subject to multiple levels of oversight and support from the Chief Executive Officer and President, Chief Investment Officer, Chief

Operating Officer-Investments, Investment Risk Committee, Investment Operating Committee and Legal and Compliance Department. Some of our strategies may involve multiple asset classes and are overseen by our Asset Allocation Strategy Group and Chief Investment Officer.

Below is a summary of our core investment strategies:

**U.S. Real Estate Securities** includes a wide range of strategies distinguished by concentration, risk profile and income objective, as well as thematic portfolios designed to provide targeted allocations to specific sectors within the investable real estate universe. Each strategy invests in a portfolio of common stocks and other securities issued by U.S. real estate companies, including real estate investment trusts (REITs) and similar REIT-like entities. These strategies are managed by our dedicated U.S. real estate securities investment team and draw on the broad expertise of our global real estate analysts and portfolio managers. Investment objectives include total return, capital appreciation and income.

**Preferred Securities including Low Duration Preferred Securities** invests in diversified portfolios of preferred and debt securities issued by U.S. and non-U.S. companies. The preferred securities are primarily issued by banks, insurance companies, REITs and other diversified financial institutions, as well as utility, energy, pipeline and telecommunications companies. A consistent investment process underlies both our total return preferred securities strategy and our low duration preferred securities strategy, which seek income and capital preservation.

**Global/International Real Estate Securities** includes a wide range of strategies distinguished by geography, concentration, risk profile and income objective, designed to provide allocation exposure to listed real estate globally. Each strategy invests in a portfolio of common stocks and other securities issued by real estate companies, including REITs and similar REIT-like entities. These strategies draw on the expertise of our integrated global real estate securities investment team. Investment objectives include total return, capital appreciation and income.

**Global Listed Infrastructure** invests in a diversified portfolio of U.S. and non-U.S. securities issued by infrastructure companies such as utilities, pipelines, toll roads, airports, railroads, marine ports and communications companies located in developed and emerging markets. The investment objective is total return with a balance of capital appreciation and income.

**Real Assets Multi-Strategy** invests in a diversified multi-strategy portfolio of listed companies and securities that generally own or are backed by tangible real assets, including real estate securities, global listed infrastructure, commodity futures and natural resource equities, with the objective of achieving attractive total returns over the long term, while providing diversification and maximizing the potential for real returns in periods of rising inflation.

**Midstream Energy and MLPs** invests in a diversified portfolio of energy-related master limited partnerships (MLPs) and securities of companies that derive at least 50% of their revenues or operating income from the exploration, production, gathering, transportation, processing, storage, refining, distribution or marketing of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, coal or and other energy resources. The investment objective is total return with a balance of capital appreciation and income.

**Global Natural Resource Equities** invests in companies involved in the production, extraction, or processing of commodities and natural resources. Specifically, the strategy invests in energy producers, metals and mining companies as well as agriculture-based businesses. The investment objective is total return.

In addition, we offer variations on these strategies that may combine multiple strategies in a single portfolio. Individual portfolios may be customized to comply with client-specific guidelines, benchmarks or risk profiles. Strategies offered in closed-end funds typically use leverage.

## Competition

We compete with a large number of global and U.S. investment managers, commercial banks, broker-dealers, insurance companies and other financial institutions. Many competing firms are parts of larger financial services companies and attract business through numerous channels, including retail banking, investment banking and underwriting contacts, insurance agencies and broker-dealers.

Our direct competitors in wealth management are other fund and exchange-traded-fund (ETF) sponsors, including large nationally recognized investment management firms that have more diverse product offerings and smaller boutique firms that specialize in particular asset classes. We also compete against managers that manage separate-account portfolios for high-networth clients. In the institutional channel, we compete with several investment managers offering similar products and services, from boutique establishments to major commercial and investment banks.

Performance, price and brand are our principal sources of competition. Prospective clients will typically base their decisions to invest, or continue to invest, with us on our ability to generate returns in excess of a benchmark and the cost of doing so. We are evaluated based on our performance and our fees relative to our competitors. In addition, individual fund shareholders may also base their decision on the ability to access the funds we manage through a particular distribution channel.

As interest in real assets continues to increase, we may face increased competition from other managers that are competing for the same client base that we target and serve. Financial intermediaries that offer our products to their clients may also offer competing products. Many of our competitors have greater brand name recognition and more extensive client bases than we do, which could be to our disadvantage. In addition, our larger competitors have more resources and may have more capacity to expand their product offerings and distribution channels and capture market share through ongoing business relationships and extensive marketing efforts. However, compared to our larger competitors, we may be able to grow our business at a faster rate from a relatively smaller asset base and shift resources in response to changing market conditions more quickly.

## Regulation

We are subject to regulation under U.S. federal and state laws, as well as applicable laws in the other jurisdictions in which we do business or offer our products and services. Violation of applicable laws or regulations could result in fines, temporary or permanent prohibition of engagement in certain activities, reputational harm and loss of clients, suspension of personnel or revocation of their regulatory licenses, suspension or termination of investment adviser and/or broker-dealer registrations, or other sanctions and penalties.

CSCM, a New York-based subsidiary, is a registered investment adviser with the U.S. Securities and Exchange Commission (SEC) and is an approved investment manager with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF), the Central Bank of Ireland (CBI) and the Korean Financial Services Commission (KFSC). CSCM also has exemptions from registration that allow it to provide investment management services to institutions in Australia and Canada. CSCM is a registered commodity trading adviser and a registered commodity pool operator with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA), a futures industry self-regulatory organization. The CFTC and NFA regulate futures contracts, swaps and various other financial instruments in which the Company and certain of its clients may invest.

CSUK, our UK-based subsidiary, is a registered investment adviser with the SEC and the United Kingdom Financial Conduct Authority (FCA), is an approved investment manager with the CSSF and is registered as a third-country firm with the Belgium Financial Services Market Authority (FSMA). CSUK is subject to the Financial Services and Markets Act 2000 and subsequent amendments and related regulation, which regulates, among other things, certain liquidity and capital resources requirements. Such requirements may limit our ability to withdraw capital from CSUK. CSUK is also subject to substantially similar regulations to certain pan-European regulations, including the Directive on Markets in Financial Instruments repealing Directive 2004/39/EC (MiFID II) and the Regulation on Markets in Financial Instruments (MiFIR), as well as the Capital Requirements Directive. MiFID II and MiFIR regulate the provision of investment services throughout the European Economic Area and the Capital Requirements Directive regulates capital requirements.

CSAL, our Hong Kong-based subsidiary, is a registered investment adviser with the SEC and the Hong Kong Securities and Futures Commission (SFC) and is an approved investment manager with the CSSF and the CBI. CSAL is subject to the Securities and Futures Ordinance (SFO), which regulates, among other things, offers of investments to the public and the licensing of intermediaries. CSAL and its employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC and are subject to the rules, codes and guidelines issued by the SFC.

In their capacity as U.S. registered investment advisers, CSCM, CSUK and CSAL are subject to the rules and regulations of the Investment Advisers Act of 1940 (Advisers Act). The Advisers Act imposes numerous obligations on registered investment advisers, including recordkeeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. In addition, our subsidiaries that serve as investment adviser or subadvisor to U.S. registered funds are subject to the Investment Company Act, which imposes additional governance, compliance, reporting and fiduciary obligations.

CSJL, our Japan-based subsidiary, is a financial instruments operator (discretionary investment management and investment advisory and agency) registered with the Financial Services Agency of Japan (FSA) and the Kanto Local Finance Bureau (KLFB) and is subject to the Financial Instruments and Exchange Act. CSJL supports the marketing, client service and business development activities of the Company and may serve as an intermediary for investment products managed by other affiliates.

CSIL, our Irish subsidiary, is an Undertakings for Collective Investment in Transferable Securities (UCITS) management company regulated by the CBI with permission to provide individual portfolio management and investment advice in accordance with the European Communities (UCITS) Regulations, 2011, and as such provides substantive oversight of investment, marketing and client service activities. As a result, CSIL is subject to certain aspects of MiFID II as well as the UCITS regulatory regime.

CSS, a New York-based subsidiary, is a registered broker-dealer regulated by the SEC, the Financial Industry Regulatory Authority and other federal and state agencies. CSS is subject to regulations governing, among other things, sales practices, capital structure and recordkeeping. CSS is subject to the SEC's Uniform Net Capital Rule 15c3-1, which specifies minimum net capital levels for registered broker-dealers and is designed to enforce minimum standards for the general financial condition and liquidity of broker-dealers. Under certain circumstances, this rule may limit our ability to withdraw capital and receive dividends from CSS.

Regulation applicable to an affiliate in one jurisdiction may affect the operation of affiliates in others or require compliance at a group level because of the global and integrated nature of our business.

## Human Capital

Human Capital strategies and initiatives are critical to our long-term success as a leading specialty manager in real assets and alternative income.

### Employees

As of December 31, 2022, we had 388 full-time employees globally of which 37% were women. In addition, at the end of 2022, 31% of our U.S. employees were racially/ethnically diverse. During 2022, 48% of our firmwide new hires were women and 30% of our U.S. new hires were racially/ethnically diverse.

We were recognized for the third consecutive year as a "Best Place to Work in Money Management" by *Pensions & Investments* ("P&I"), a global news source on money management. The award was part of P&I's annual recognition program, which seeks to identify the top employers in the money management industry. This achievement recognized the strength of our culture, which is defined by the hard work, dedication and commitment to excellence and inclusion by everyone at Cohen & Steers.

### Diversity and Inclusion

We believe that workplace diversity and an inclusive culture strengthen our ability to deliver the best results for our clients. Our employees from around the world represent a variety of cultures, backgrounds, experiences and talents. We draw upon these attributes to produce innovative solutions for the clients we serve and enrich the professional experience of all our employees. An inclusive culture in which our employees are encouraged to contribute their unique perspectives is imperative to our role as a leading global investment manager. Our diversity and inclusion strategy consist of four pillars: Education, Leadership, Recruitment and Engagement.

- Education - We seek to build awareness and understanding to strengthen our culture of inclusion and support.
- Leadership - We hold our leaders accountable for fostering an inclusive culture as they develop the next generation of leaders. This accountability extends to all employees in creating an environment built on respect.
- Recruitment - We recognize there is significant underrepresentation of women and people of racial/ethnic diversity in our industry, especially in leadership roles. We focus on sourcing diverse candidate pools for our open positions, providing opportunities to hire the best talent to help us excel in all areas of our business.
- Engagement - We support our employees who build resource groups that foster an inclusive culture and encourage everyone at the firm to help solve business and community challenges. Examples include ongoing volunteerism, green initiatives and a women's exchange for sharing ideas and experiences.

We continue to make progress in advancing our firm's Diversity and Inclusion strategy. Our Culture Committee, our Women's Exchange and our newly launched Diversity Alliance promote cultural awareness and inclusion through dedicated forums in which employees are encouraged to share their perspectives and experiences.

**Available Information**

We file annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the SEC, which are available on the SEC website at *www.sec.gov*. We make available free of charge on or through our website at *www.cohenandsteers.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. We intend to use our website as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

## Item 1A. Risk Factors

## Risks Related to our Business

**A decline in the absolute or relative performance or value of real estate securities, or the attractiveness of real estate portfolios or investment strategies, would have an adverse effect on the assets we manage and our revenue.**

As of December 31, 2022, approximately 62.1% of the assets we managed was concentrated in real estate securities strategies, including approximately 22.2% in the aggregate in Cohen & Steers Real Estate Securities Fund, Inc., Cohen & Steers Realty Shares, Inc. and Cohen & Steers Institutional Realty Shares, Inc. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk that could affect investment performance. Returns on investments in real estate securities depend on the amount of income and capital appreciation or loss realized by the underlying real property. We are paid a management fee or incentive fee based on the net asset value or returns, respectively, of certain of our investment vehicles and declines in the value of real estate securities and real property investments may reduce the fees we earn and our assets under management. Income and real estate values may be adversely affected by, among other things, unfavorable changes to tax laws and other laws and regulations applicable to real estate securities, global or regional events and disruptions that directly impact the real estate sector such as the COVID-19 pandemic, the cost of compliance with applicable laws and regulations, sensitivity to certain economic factors such as interest rate changes and market volatility or economic recession, the availability of financing, the creditworthiness of tenants, general and local economic conditions, the limited ability of issuers of real estate securities to vary their portfolios promptly in response to changes in market conditions and other factors that are beyond our control. In addition, real estate values may be adversely affected by new businesses and approaches in the real estate market and sectors in which we invest that cause disruptions in the industry with technological and other innovations, such as impacts to the value of hospitality properties due to competition from the non-traditional hospitality sector (such as short-term rental services) and office properties due to competition from shared office spaces (including co-working environments). Further, our investments in real estate securities and real property may be exposed to new or increased risks and liabilities that could reduce our assets under management, revenue and earnings, including risks associated with global climate change, such as increased frequency and/or intensity of adverse weather and natural disasters, as well as risks associated with the emergence of a "remote-work" environment in certain geographies and industries and workforce reductions in certain market segments, which may negatively impact office demand, rental rates and occupancy levels. If underlying properties do not generate sufficient income to pay for ongoing operating expenses, the income and the ability of an issuer of real estate securities to pay interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. A decline in the performance or value of real estate securities would have an adverse effect on the assets we manage and reduce the fees we earn and our revenue.

**Our growth and the execution of our real estate investment strategy may be constrained by the size and number of real estate securities issuers, as well as REIT ownership restrictions.**

Investments in real estate securities play an important role in our overall investment strategy. Our ability to fully utilize our investment capacity and continue to increase our ownership of real estate securities depends, in part, on growth in the size and number of issuers in the real estate securities market, particularly in the U.S. Limited growth, or any consolidation activity in the real estate sector, could limit or reduce the number of investment opportunities otherwise available to us. In addition, increased competition for investment opportunities due to large amounts of available capital dedicated to real estate strategies or due to alternative forms of investment methods, or a real or perceived trend towards merger and acquisition activity in the sector, could affect real estate valuations and prices. A limited number of investment targets could adversely impact our ability to make new investments based on fundamental valuations or at all, impair the full utilization of our overall investment capacity and otherwise negatively affect our investment strategy.

Our ability to increase our ownership, or maintain existing levels of ownership, may also be constrained by REIT ownership limits, which limit the percentage ownership of a REIT's outstanding capital stock, common stock, and/or preferred stock. REIT charters generally grant a REIT the right to unilaterally reduce any ownership amount that it deems to be in violation of its ownership limits. Such charters do not typically provide for the elimination of such right even in the event a REIT has previously provided waivers from such limits or acknowledgements that ownership levels do not violate such limits. To the extent these ownership restrictions prevent us from acquiring new or additional real estate securities, or force us to reduce existing ownership amounts, our revenue and our ability to invest available assets and increase the assets we manage could be negatively affected.

**A decline in the absolute or relative performance or value of preferred securities, or the attractiveness of preferred securities portfolios or investment strategies, would have an adverse effect on the assets we manage and our revenue.**

As of December 31, 2022, approximately 24.6% of our total assets under management was concentrated in preferred securities strategies, including approximately 10.4% in the Cohen & Steers Preferred Securities and Income Fund. Preferred securities investments are subject to varying degrees of market, contractual, financial, regulatory and other risks that could affect investment performance, returns and attractiveness, including risks related to actual or anticipated inflationary trends, interest rates, counterparty credit, income and distributions and applicable tax treatment. Certain components of our preferred securities portfolios may also be subject to risks related to the planned discontinuation of the London Interbank Offered Rate, (LIBOR). See "The discontinuation of LIBOR and transition to alternative reference rates may adversely affect the value of certain LIBOR-based assets we manage and expose us to additional risks." Further, to the extent limitations may arise in the overall supply of preferred securities investments at attractive prices or at all, whether due to performance concerns about the asset class, shifts in market or economic trends or investor preferences, redemptions or decreased volume of new issuances, our ability to deploy our available investment capacity may become constrained. A decline in the performance or value of preferred securities, or diminishment in the attractiveness or availability of preferred securities investments, would have an adverse effect on the assets we manage, limit our ability to increase and invest assets in these strategies and reduce the fees we earn and our revenue.

**A significant portion of our revenue for 2022 was derived from a single institutional client.**

As of December 31, 2022, our largest institutional client, Daiwa Asset Management, which held most of its assets in U.S. real estate strategies subadvised by us in Japan, represented approximately 21.0% of our institutional account revenue and approximately 5.0% of total revenue for 2022. As of December 31, 2022, approximately 24.6% of the institutional account assets we managed, and approximately 9.9% of our total assets under management, were derived from this client. Investor demand for the products we subadvise for this client can be affected by, among other things, changes in the distributions paid by those products, the strength of the Japanese yen compared to the currencies in which the assets held in those products are denominated, market or economic events and conditions in Japan that may diminish the relative attractiveness of or contribute to investor redemptions in U.S. real estate strategies, the regulatory environment for the Japanese mutual fund market and disruptions in the marketing or distribution of our products caused by the COVID-19 pandemic or similar conditions. Changes in distribution rates could decrease investor demand for these products, resulting in outflows of assets subadvised by us which would negatively impact our revenue and adversely affect our financial condition.

**Seed investments made to support the launch of new strategies and products may expose us to potential losses on invested capital.**

Our success is partially dependent on our ability to develop, launch, market and manage new investment strategies and products. From time to time, we support the launch of new investment strategies and products by making seed investments in those strategies and products, the amount of which may be significant. Numerous risks and uncertainties are associated with all stages of the seed investment product life cycle, including our ability to raise external capital for the underlying product, investment performance, market risks, shifting client or market preferences, the introduction of competing products, compliance with regulatory requirements, potential losses associated with guarantees made by us or our affiliates and potentially illiquid investments and/or contractual lock-up or other restrictions on our ability to withdraw capital. Allocations of capital to seed investments in new strategies and products reduce capital available for cash dividends, payment of interest on and repayment of outstanding indebtedness, if any, and other corporate purposes and expose us to liquidity constraints and potential capital losses, against which we may not hedge entirely. To the extent we realize losses on our seed investments or the value of our seed investments decline, our earnings and financial condition may be adversely impacted.

**The incurrence of debt may increase the risk of investing in us and could negatively impact our revenue and adversely affect our financial condition.**

We entered into a credit agreement on January 20, 2023 (the "Credit Agreement"), providing for a $100 million senior unsecured revolving credit facility maturing on January 20, 2026. Outstanding indebtedness would (i) decrease our ability to obtain additional financing for other purposes, (ii) limit our flexibility to make acquisitions, (iii) increase our cash requirements to support the payment of interest and reduce the amount of cash otherwise available for other purposes, (iv) limit our flexibility in planning for, or reacting to, changes in our business and our industry, (v) increase our exposure to the risk of increased interest rates where our borrowings are at variable rates of interest, (vi) make it more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness and (vii) increase our vulnerability to adverse changes in general economic and industry conditions. Our ability to make payments of principal and interest on indebtedness could depend upon future performance, which is subject to general economic conditions and financial, business and other factors that may be beyond our control.

Furthermore, the Credit Agreement contains financial covenants with respect to leverage and interest coverage, and customary affirmative covenants and negative covenants, including limitations on priority indebtedness, asset dispositions and fundamental corporate changes, and certain customary events of default. The breach of any covenant and inability to meet any applicable qualifications, thresholds and exceptions or negotiate any waiver or amendment could result in a default under the Credit Agreement and/or amounts borrowed, together with accrued interest and other fees, could become immediately due and payable. If any indebtedness were to become subject to accelerated repayment, we may not have sufficient liquid assets to repay such indebtedness in full or be able to refinance such indebtedness on favorable terms, or at all.

**The loss of any senior executives or senior investment professionals or our failure to effectively manage succession planning could have a material adverse effect on our business.**

The success of our business depends largely on the experience, expertise and continued service of our senior executives and senior investment professionals. The loss of any such persons, or our failure to adequately prepare for the retention of such persons or to effectively implement related succession plans, could materially adversely affect our business, strategic initiatives and financial condition.

While we have succession plans in place and continue to review and update those plans, there is no guarantee that their implementation or execution will operate as intended or otherwise be effective. In addition, we do not carry "key person" or similar insurance that would provide us with proceeds in the event of the death or disability of any of our senior executives.

**Regulations restricting the use of commission credits to pay for research have increased, and may continue to increase, our operating expenses.**

On behalf of our clients, we make decisions to buy and sell securities, select broker-dealers to execute trades, and negotiate brokerage commission rates. In connection with these transactions and subject to best execution, we receive commission credits to pay for eligible research and services from broker-dealers and other eligible service providers. As a result of regulations in the European Union (EU), we eliminated the use of commission credits to pay for research and eligible services for accounts where we have obligations directly within the scope of MiFID II (together with substantially similar national rules of the U.K. and implementing rules and regulations). Our operating expenses include payment for research and eligible services for these accounts. Depending on the evolution of market practices and regulatory developments, we may elect to pay for research and expenses globally, subject to applicable SEC regulations, which would further increase our operating expenses.

**We face substantial competition in all aspects of our business.**

The investment management industry is highly competitive, and investors are increasingly fee sensitive. We compete against a large number of investment products offered by other investment management companies, investment dealers, banks and insurance companies, and many institutions we compete with have greater financial resources than us. We compete with these firms on the basis of investment performance, diversity of products, distribution capability, scope and quality of services, reputation and the ability to develop new investment strategies and products to meet the changing needs of investors and generate strong returns. In the case of new strategy and product launches, our lack of available long-term records of prior investment performance, or investment "track records," may put us at an initial competitive disadvantage. Further, advances in technology and digital wealth and distribution tools and increasing client interest in interacting digitally with their investment portfolios may require us to adapt our strategy and business to address these trends and pressures, and our competitive position may weaken if we are unable to meet client needs satisfactorily.

Our actively managed investment strategies compete not only against other active strategies but also against similarly positioned passive strategies. The continuing shift in market demand toward index funds and other passive strategies, and the growing availability of investment options to meet these demands, reduces opportunities for active managers and may accelerate fee compression. In the event that competitors charge lower fees for substantially similar products, we may be forced to compete on the basis of price in order to attract and retain clients. In order to maintain our current fee structure in a competitive environment, we must be able to provide clients with investment returns and service commensurate with the level of fees we charge. To the extent current or potential clients decide to invest in products sponsored by our competitors, the sales of our products as well as our market share, revenue and net income could decline.

**The inability to access clients through third-party intermediaries could have a material adverse effect on our business.**

A significant portion of the assets we manage is attributable to the distribution of our products through third-party intermediaries. Distribution through such intermediaries may also be integral to the launch and sustained growth of new investment products and strategies. Our ability to distribute our products is highly dependent on access to the client bases and product platforms of international, national and regional securities firms, investment advisory firms, banks, insurance companies, defined contribution plan administrators and other intermediaries, which generally offer competing investment products that could limit the distribution of our products. In recent years, a growing number of these organizations have enhanced their scrutiny of the products available or proposed to be made available on their platforms in connection with various investment strategies, which has in many cases significantly reduced the number of products and asset managers on such platforms. In addition, our separate account business, subadvisory, and model delivery services depend in part on recommendations by consultants, financial planners and other professional advisors, as well as our existing clients.

The structure and terms of the distribution arrangements with intermediaries, including fees or rebates paid by us or our funds to intermediaries to assist with distribution efforts, and the ability of our funds to participate in these intermediary platforms are subject to changes driven by market competition and regulatory developments. Our existing relationships with third-party intermediaries and access to new intermediaries could be adversely affected by continued consolidation within the financial services industry. Consolidation may result in increased distribution costs, a reduction in the number of third parties distributing our investment products, or increased competition to access third-party distribution channels. There can be no assurance that we will be able to retain access to these channels. Loss of any of these third-party distribution channels, or changes to their structure and terms, or any reduction in our ability to access clients and investors through existing and new distribution channels, could adversely affect our business.

**Our growth could be adversely affected if we are unable to manage the costs or realize the anticipated benefits associated with the expansion of our business.**

Our growth strategy continues to involve expanding our business and diversifying our investment management business beyond our existing core products and services. As part of the implementation of our strategy, we have emphasized the development of broader real assets strategies, such as the continued development of our private real estate investment strategy. We also continue to prioritize the expansion of our geographical presence and capabilities as well as product and service offerings outside the U.S. As a result, our fixed costs and other expenses have increased to support the development and launch of new strategies, investment vehicles and products, to expand the availability and marketability of our existing strategies and products, to grow our potential client base and to enhance our infrastructure, including additional office space, technology, operations, and personnel. Expenses related to infrastructure and technology enhancements will include costs associated with the planned December 2023 relocation of our New York headquarters.

Developing and implementing new investment strategies and products may require significant upfront management time and attention, the hiring of highly-compensated personnel and ongoing marketing and other support. Such strategies and products may also require substantial seed capital commitments and other financial resources or obligations, including potential subsidies or advancements of operating expenses for an extended period of time which may not be recovered in part or at all, any of which may expose us to potential losses. In addition, launches of new strategies or products, including private real estate investing, and adjustments to existing strategies or products in connection with our growth strategy may in some cases be based on anticipated legal, regulatory, financial or accounting treatment that may not be realized within the timeframe or in the form expected, or at all.

The success of our business strategy and future growth is contingent upon our ability to continue to support and invest in the development of new strategies and products, to generate sufficient assets under management and fee revenue at the levels and within the timeframe anticipated in order to support the compensation and other costs and expenses underlying such new strategies and products, to expand the availability of our existing strategies and products and to successfully manage multiple offices and navigate legal and regulatory systems both domestically and internationally. The effectiveness of our operations outside the U.S. may also depend in part on our ability to identify, establish, launch, adequately staff and properly license new or alternate foreign office locations, either opportunistically or in response to regional conditions. The upfront and ongoing costs of adequately supporting our growth and initiatives will have an effect on our operating margin and other financial results.

**Changes in market and economic conditions could reduce our assets under management and adversely impact our revenue.**

Changes in market and global economic conditions, including volatile equity markets, slowing growth and rising inflation or interest rates and client and governmental policy responses thereto, could adversely affect the value of our assets under management, which would reduce the fees we earn and our revenue.

While interest rates had remained at historically low levels in recent years, the Federal Reserve Board significantly increased the federal funds rate in 2022 and has indicated that further increases may be announced to combat rising inflation in the U.S. Inflation and the associated increase in interest rates from their historically low levels have combined to adversely affect the total value of our assets under management, which will reduce the fees we earn and our revenue. Continued inflationary pressures and fluctuations in prevailing interest rates may negatively affect our investment opportunities, the value of our investments and demand for our strategies, including our preferred securities and fixed income investments and strategies. Inflationary factors have also negatively impacted our expense base, particularly segments of compensation and certain operating and vendor costs. Further, any interest rate increases may increase the cost of servicing any outstanding indebtedness under the Credit Agreement, which bears interest at a variable rate that will generally change as interest rates change. We may enter into derivative instruments to mitigate the impact of interest rate fluctuations there is, however, no assurance that such derivative instruments will be effective.

Our assets under management are concentrated in the U.S., Asia Pacific and European equity markets. Equity securities may decline in value as a result of many global, regional or issuer-specific factors, including changes in interest rates, inflation, an issuer's actual or perceived financial condition and growth prospects, investor perception of an industry or sector, changes in currency exchange rates, changes in regulations and geopolitical and economic risks and events. For example, the ongoing Russia-Ukraine conflict, including global sanctions imposed on Russia, has caused and may continue to cause volatility in the global financial markets and economy. Any declines in the equity markets, or in market segments in which our investment products and strategies are concentrated, could reduce the value of our seed investments and/or our assets under management, revenue and earnings.

**Our business, operations and investments are subject to risks associated with and arising from epidemics and pandemics such as COVID-19.**

Capital markets, as well as the real estate and real property markets, experienced significant volatility and dislocations related to the COVID-19 pandemic. While restrictions have eased and the global economy has largely re-opened, the extent or impact of resurgences of COVID-19 or other infectious illnesses, including the impact that the re-imposition of various restrictions across the world may have on any economic recovery, is unpredictable. Infectious illness outbreaks or other adverse public health developments in countries where we or our clients or investors operate, as well as restrictive measures implemented to control such outbreaks, could adversely affect the economies of many nations or the global economy, the financial condition of individual issuers or companies and capital markets, in ways that are not within our control and cannot be foreseen. A sustained decline in the performance of or demand for the portfolios and strategies we manage as a result of negative market, financial and economic conditions caused by pandemic conditions, could adversely impact our assets under management and the fees we earn.

Epidemics and pandemics also pose risk that we and our third-party intermediaries, service providers and key vendors may be unable to provide services or conduct business activities or critical operations at full capacity for a period of time. These conditions could lead us to experience operational issues and interruptions, require us to incur significant additional costs and negatively impact our business.

Epidemics and pandemics may also threaten or impact the safety, welfare and productivity of our workforce. Our key employees may become sick or otherwise unable to perform their duties for an extended period of time. Further, the presence of our employees in the workplace under pandemic or similar conditions, or other "in-person" business activities such as client meetings and business travel, may expose us to risk of litigation or adversely impact our ability to retain and attract key employees.

**Our clients may withdraw or reduce the amount of assets we manage or otherwise change the terms of our relationship, which could have an adverse impact on our revenue.**

Our institutional clients, and firms with which we have strategic alliances, may terminate their relationship with us, reduce the amount of assets we manage, shift their assets to other types of accounts with different fee structures or renegotiate the fees we charge them for any number of reasons, including investment performance, redemptions by beneficial owners of funds we manage or subadvise, actual or perceived competition between the accounts we subadvise and our proprietary investment products, changes in the key members of an investment team, changes in prevailing interest rates and financial market performance. Certain investors in the funds we manage hold their shares indirectly through platforms sponsored by financial institutions that have the authority to make investment and asset allocation decisions on behalf of such investors. Decisions by investors to redeem assets may require selling investments at a disadvantageous time or price, which could negatively affect the amount of our assets under management or our ability to continue to pursue certain investment strategies. In a declining market or in conditions of poor relative or absolute performance, the pace of redemptions and withdrawals and the loss of institutional and individual separate account clients could accelerate. The occurrence of any of these events could have a material adverse effect on our revenue.

**Limitations on our ability to utilize leverage in the closed-end funds we sponsor could reduce our assets under management and revenue.**

Certain of the closed-end funds sponsored by us utilize leverage in the form of bank financing, which in the aggregate amounted to approximately $3.4 billion as of December 31, 2022. To the extent any closed-end fund sponsored by us elects or is required by regulation or the terms of its bank financing to reduce leverage, such fund may need to liquidate its investments. Reducing leverage or liquidating investments during adverse market conditions would reduce the Company's assets under management and revenue.

**We could incur financial losses, reputational harm and regulatory penalties if we fail to implement effective information security policies and procedures.**

Our business is dependent on the effectiveness of our information and cyber security policies and procedures to protect our network and telecommunications systems and the data that reside in or are transmitted through such systems. As part of our normal operations, we maintain and transmit confidential information about our clients' portfolios as well as proprietary information relating to our business operations and our employees. We maintain a system of internal controls for us and certain of our investment vehicles designed to provide reasonable assurance that fraudulent activity, including misappropriation of our assets, fraudulent financial reporting and unauthorized access to sensitive or confidential information is either prevented or timely detected and remediated. However, our technology systems may still be vulnerable to unauthorized access or may be corrupted by cyberattacks, computer viruses or other malicious software code, or authorized persons could inadvertently or intentionally release confidential or proprietary information. The nature of these threats is constantly evolving and becoming increasingly sophisticated, including the increasing use of "ransomware" and phishing attacks, and recent highly publicized security breaches have exposed failures to keep pace with the threats posed by cyber-attackers and led to increased government,  regulatory and media scrutiny. Although we take precautions to password protect and encrypt our employees' mobile electronic devices, if such devices are stolen, misplaced or left unattended, they may become vulnerable to hacking or other unauthorized use, creating a possible security risk. Our or our third-party service providers' systems may also be affected by, or fail as a result of, catastrophic events, such as fires, floods, hurricanes and tornadoes, acts of terrorism or power disruptions. Like other companies, we have experienced and will likely continue to experience cyber incidents, security threats and attacks. There can be no assurance that our efforts to maintain and monitor the security and integrity of our information technology systems will be effective at all times.

Any breach or other failure of our or certain other parties' technology or security systems, including those systems of our third-party intermediaries, service providers, key vendors and third parties with whom we do business, could result in the loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by the incident, additional security costs to mitigate against future incidents, regulatory scrutiny and penalties and litigation costs resulting from the incident. In addition, our increased use of mobile and cloud technologies could increase these and other operational risks, and any failure by mobile or cloud technology service providers to adequately safeguard their systems could disrupt our operations and result in misappropriation, corruption or loss of confidential or proprietary information.

For many companies, remote and/or hybrid in-office work arrangements have made their network and communication systems more vulnerable to cyberattacks and incursions, and there has been an overall increase in both the frequency and severity of cyber incidents as such vulnerabilities have been exploited. Use of a remote work environment subjects us to heightened risk of cyberattacks, unauthorized access or other privacy or data security incidents, both directly as well as indirectly through third-party intermediaries, service providers and key vendors that have access or other connections to our systems.

Loss of confidential client information could harm our reputation, result in the termination of contracts by our existing clients, and subject us to litigation or liability under laws and agreements that protect confidential and personal data, resulting in increased costs and/or loss of revenues. We maintain a cyber insurance policy to help mitigate against certain potential losses relating to information security breaches. However, such insurance may only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policy, we may be required to pay a substantial amount to satisfy such successful claim.

**Failure to maintain adequate business continuity plans could have a material adverse effect on the Company and its products.**

Significant portions of our business operations and those of our critical third-party service providers are concentrated in a few geographic areas, including New York and New Jersey. Critical operations that are geographically concentrated in New York include portfolio management, trading operations, information technology, investment administration and portfolio accounting services for our products as well as corporate accounting systems. Should we, or any of our critical service providers, experience a significant local or regional disaster or other significant business disruption, our ability to remain operational will depend in part on the safety and availability of our personnel and our office facilities as well as on the proper functioning of our network, telecommunication and other related systems and operations. We have backup systems and contingency plans, but we cannot ensure that they will be adequate under all circumstances or that material interruptions and disruptions will not occur. In addition, we rely to varying degrees on outside vendors for disaster recovery support, and we cannot guarantee that these vendors will be able to perform in an adequate and timely manner. Failure by us, or any of our critical service providers, to maintain up-to-date business continuity plans, including system backup facilities, would impede our ability to operate in the event of a significant business disruption, which could result in financial losses to the Company and our clients and investors.

**The discontinuation of LIBOR and transition to alternative reference rates may adversely affect the value of certain LIBOR-based assets we manage and expose us to additional risks.**

LIBOR is used as a reference rate for various financial instruments, products and contracts globally to determine payment obligations, financing terms, hedging strategies or investment value. In March 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR, announced its plan to cease publication of one week and two-month USD LIBOR tenors and all non-USD LIBOR tenors after December 31, 2021, and all other USD LIBOR tenors after June 30, 2023. The United States Federal Reserve (the "Federal Reserve") has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Federal Reserve has identified benchmark rates based on the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements backed by Treasury securities, to replace LIBOR in certain financial contracts after June 30, 2023. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. We cannot predict the effect of the decision not to sustain LIBOR or the planned transition to SOFR as LIBOR's replacement. We continue to take steps to assess LIBOR exposure and mitigate potential impacts of the transition.

Any market transition away from LIBOR to SOFR or alternative reference rates will be complex and introduce a number of risks for us, our clients and the financial services industry more widely. These include (i) legal implementation risks, as extensive changes to documentation for new and existing clients and transactions may be required, (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmarks, (iii) pricing risks, as changes to benchmarks could impact pricing mechanisms on some instruments, (iv) operational risks due to the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes and (v) relationship risks relating to client communications and engagement during the transition away from LIBOR or other financial benchmarks currently utilized. The introduction of an alternative rate may also create additional basis risk and increased volatility as alternative rates are phased in and utilized in parallel with LIBOR. The transition away from LIBOR may lead to increased volatility and illiquidity in markets and investments tied to LIBOR, and any alternative reference rate may be an ineffective substitute resulting in prolonged adverse market conditions, which would negatively impact our investments and which may result in the reduced effectiveness of our hedging strategies.

**We could experience loss of client relationships and other harm to our business if our reputation is impaired.**

Our reputation is important to the success of our business. We believe the Cohen & Steers brand has been, and continues to be, well received globally both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. Our reputation may be harmed by a number of factors, including, but not limited to, poor investment performance, operational failures, cyber incidents, negative publicity, claims or disputes arising from our management of pandemic conditions, the dissemination by current or former clients of unfavorable opinions about our services, changes in key members of an investment team or in our senior management and the imposition of legal or regulatory sanctions or penalties in connection with our business activities.

In addition, we must routinely address and manage actual or potential conflicts of interest, as well as the perception of conflicts of interest, among our disparate business lines and/or among us and our clients, employees and/or affiliates, investment vehicles or joint venture partners. While we have policies, controls and disclosure protocols in place to manage and address actual or potential conflicts of interest, identifying and mitigating conflicts of interest can be complex and subject to regulatory scrutiny. Addressing conflicts of interest is complex and difficult, and we may fail or appear to fail to deal appropriately with such conflicts. Actual, potential or perceived conflicts could give rise to investor or client dissatisfaction, adverse publicity, litigation or regulatory enforcement actions or penalties, any of which may harm our business reputation and reduce the fees we earn and our revenue.

Moreover, ESG topics and activities have been the subject of increased focus by the mainstream media, as well as certain investors and regulators in the asset management industry, and any inability to meet applicable requirements or expectations may adversely impact our reputation and business. If our reputation is harmed, existing clients and investors may reduce amounts held in, or withdraw entirely from, funds or accounts that we manage, or funds or accounts may terminate their relationship with us. In addition, reputational harm may cause us to lose current employees and we may be unable to attract new ones with similar qualifications or skills, which could negatively affect our operations. If we fail to address, or appear to fail to address, successfully and promptly, the underlying causes of any reputational harm, we may be unsuccessful in repairing any damage to our reputation and our future business prospects would likely be affected, and the loss of client relationships could reduce our assets under management, revenue and earnings.

**The failure of a key vendor to fulfill its obligations to the Company could have a material adverse effect on the Company and its products.**

We depend on a number of key vendors for various fund administration, fund and corporate accounting, custody and transfer agent services, information technology services, market data and other operational needs. The failure or inability of the Company to establish backup for key services or the failure of any key vendor to fulfill its obligations for any reason, including those that may be beyond our or such vendor's control, could lead to operational issues for the Company and certain of its products, which could result in financial losses for the Company and its clients.

**Risks Related to our Common Stock**

**A significant portion of our common stock is owned or controlled by our Executive Chairman and our Board Chairman and their respective family members, which may limit the ability of other stockholders to influence the affairs of the Company.**

Robert H. Steers, our current Executive Chairman, and a member of his family held approximately 24.1% of our common stock as of December 31, 2022.  In addition, Martin Cohen, our current Chairman of the board of directors (our "Board Chairman"), and a member of his family held approximately 19.2% of our common stock as of December 31, 2022. Such levels of ownership or control create the ability to meaningfully influence, among other things:

- the election of members of our board of directors, thereby indirectly influencing the management and affairs of the Company;
- the outcome of matters submitted to a vote of our stockholders; and
- any unsolicited acquisition of us and, consequently, potentially adversely affect the market price of our common stock or prevent our stockholders from realizing a premium on their shares.

The interests of one or more of such persons may differ from those of other stockholders in instances where, for example, management compensation is being determined or where an unsolicited acquisition of us could result in a change in our management. The concentration of beneficial ownership in such persons may limit the ability of our other stockholders to influence the affairs of the Company.

**We may change our dividend policy at any time and there is no guarantee that we will pay dividends in the future.**

Although we have a long history of paying cash dividends, there is no guarantee or requirement that we pay cash dividends in the future. Our dividend policy may change at any time without notice to our stockholders. The declaration and amount of any future dividends will be at the discretion of our board of directors and in accordance with applicable law and only after taking into account various factors that our board of directors deems relevant, including our financial condition, results of operations, cash flows and liquidity, debt service and repayment obligations, current and anticipated cash needs and capital requirements, and potential alternative uses of cash. As a result, we cannot assure you that we will pay dividends at any rate or at all.

**A sale of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and the issuance of additional shares will dilute your percentage ownership in the Company.**

A sale of a substantial number of shares of our common stock in the public market, or the perception that such sale may occur, could adversely affect the market price of our common stock. Our current Executive Chairman and our Board Chairman, together with certain of their respective family members, held 11,750,059 shares and 9,353,469 shares, respectively, of our common stock as of December 31, 2022. Any of such persons may sell shares of our common stock, subject to any restrictions imposed by U.S. federal securities laws on sales by affiliates.

In connection with our initial public offering in 2004, we entered into a Registration Rights Agreement with our Executive Chairman, Robert H. Steers and our Board Chairman, Martin Cohen and certain trust entities controlled by certain of their respective family members that requires us to register under the Securities Act of 1933, as amended, shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances. In May 2021, we filed a Registration Statement on Form S-3 covering (i) the resale of up to an aggregate of 21,660,862 shares owned or controlled by our Executive Chairman and our Board Chairman and certain other persons and (ii) the offer and sale of an indeterminate number of shares by us to the public. The sale of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and any additional shares that we issue will dilute your percentage ownership in the Company.

**Anti-takeover provisions in our charter documents and Delaware law may delay or prevent a change in control of us, which could decrease the trading price of our common stock.**

Our certificate of incorporation and bylaws and Delaware law contain certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company without negotiating with our board of directors. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's common stock. Certain of these provisions allow the Company to issue preferred stock with rights more senior to those of our common stock, impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions, and set forth rules about how stockholders may present proposals or nominate directors for election at annual meetings.

We believe these provisions protect our stockholders from coercive or other unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess acquisition proposals. However, these provisions apply even if an acquisition proposal may be considered beneficial by some stockholders and could have the effect of delaying or preventing an acquisition. In the event that our board of directors determines that a potential business combination transaction would be beneficial to the Company and its stockholders, such stockholders may elect to sell their shares in the Company and the trading price of our common stock could decrease.

## Legal and Regulatory Risks

**We may be adversely impacted by legal and regulatory changes in the U.S. and internationally.**

We operate in a highly regulated industry and are subject to new regulations and revisions to, and evolving interpretations of, existing regulations in the U.S. and internationally. In recent years, regulators in the U.S. and abroad have increased oversight of the financial services industry, which may result in regulation that increases the Company's cost of conducting its business and maintaining its global compliance standards or limit or change the Company's current or prospective business.

U.S. regulatory agencies have proposed and adopted multiple regulations that could impact the mutual fund industry. Potential upcoming regulations and/or rules and amendments of the SEC could, among other things, restrict the funds we manage from engaging in certain transactions, impact flows and/or increase expenses as well as compliance costs. Further, new regulations or interpretations of existing laws have resulted in, and may continue to result in, enhanced disclosure obligations, including with respect to cybersecurity, insider trading and climate change, sustainability risks, or other ESG matters, which could negatively affect us or materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively.

While a majority of our operations take place in the U.S., we maintain offices internationally. Regulators in the non-U.S. jurisdictions in which we operate could change their laws or regulations, or their interpretation or enforcement of existing laws and regulations, in a manner that might restrict or otherwise impede our ability to operate in their respective markets.

In Europe, rules and regulations under MiFID II and MiFIR, along with substantially similar national rules of the U.K. and implementing rules and regulations, have had, and will continue to have, direct and indirect effects on our operations in Europe, including increased costs for investment research and increased compliance, disclosure, reporting and other obligations. In addition, current and upcoming European, U.S. and international regulations and rules around ESG-related procedures, reporting and disclosures are expected to have direct and indirect effects on our global operations, including additional costs for increased compliance through disclosure and reporting, among other obligations. For example, compliance with the EU's Sustainable Finance Disclosure Regulation (SFDR), which imposes mandatory ESG disclosure obligations on EU asset managers, funds and other financial markets participants. SFDR will require all covered firms and funds to disclose how financial products integrate sustainability risks in the investment process, including whether they consider adverse sustainability impacts, and, for those products promoting sustainable objectives, the provision of sustainability-related information. ESG-related amendments to MiFID II and other regulation are expected to require investment advisers to inquire as to the investor's desire for products that meet certain criteria under the EU Taxonomy Regulation and/or SFDR, among other regulation, in their portfolio when assessing suitability. The availability of these sustainability disclosures and the ability to meet certain criteria may impact the investment decisions of European investors. Similarly, another example is in Hong Kong where the enhanced climate-related risk regime has required the company to comply with enhanced standards set out by the regulator in the management and disclosure of climate-related risks. This has imposed a further compliance burden on the company. We expect other global and jurisdiction-specific ESG and climate-related regulations to impose a further compliance burden causing us to experience higher costs in implementation and ongoing adherence in the near future, including expected SEC regulations in the US.

There has been an increase in data and privacy regulations globally. In addition to the EU's General Data Protection Regulation (GDPR), U.S. state data breach and privacy legislation, including the California Consumer Privacy Act and similar laws being adopted in various states, and Japan's Personal Information Protection Law have come into effect requiring us to comply with stringent requirements, and we expect that there will be further regulation and legislation that will come into effect in the future that will require us to comprehensively review our systems and processes and may result in additional costs.

The U.K.'s exit from the EU on January 31, 2020 (referred to as Brexit) and end of the transition period on December 31, 2020, may continue to disrupt our business operations and impact our reported financial results as well as the liquidity and value of our investments. There remains uncertainty around the post-Brexit regulatory environment as the U.K. continues to establish independent regulations for the U.K. CSUK's ability to market and provide its services or serve as a distributor of financial products within the EU could be restricted temporarily or in the long term as a result of Brexit and a divergence from the EU regulatory regime. Our contingency plans for Brexit require the cooperation of counterparties or a regulator of financial services to make timely arrangements. While we believe it is in the best interests of counterparties and regulators to cooperate and recognize firms, services, and products based in the respective jurisdictions, we cannot guarantee that counterparties or regulators will cooperate or the timeliness of their cooperation. Our operating expenses have increased as we implement plans to continue to market and provide our services and distribute our products in the short and/or long term.

In addition, regulations restricting the use of commission credits to pay for research have increased, and may continue to increase, our operating expenses. See "Regulations restricting the use of commission credits to pay for research have increased, and may continue to increase, our operating expenses."

The discontinuation of LIBOR and transition to alternative reference rates introduces a number of risks for us, our clients and the financial services industry more widely. See "The discontinuation of LIBOR and transition to alternative reference rates, may adversely affect the value of certain LIBOR-based assets we manage and expose us to additional risks."

Although the full extent of the foregoing regulatory changes is still unclear, they may affect our business operations and increase our operating expenses.

**Our involvement in legal proceedings could adversely affect our results of operations and financial condition.**

Many aspects of our business involve risks of legal liability. Claims against us may arise in the ordinary course of business, including employment-related claims, and from time to time, we have and may continue to receive subpoenas or other requests for information or similar correspondence from various U.S. and non-U.S. governmental or regulatory authorities and third parties in connection with certain industry-wide, company-specific or other investigations or proceedings. In addition, certain funds we manage may become subject to lawsuits, any of which could potentially impact the investment returns of the applicable fund.

We carry insurance in amounts and under terms that we believe are appropriate to cover potential liabilities related to litigation. However, we cannot guarantee that our insurance will cover all liabilities and losses to which we may be exposed, or that our insurance policies will continue to be available at acceptable terms and fees. As our insurance policies are due for renewal, we may need to assume higher deductibles or pay higher premiums, which would increase our expenses and reduce our net income.

**The tax treatment of certain of our funds involves the interpretation of complex provisions of U.S. federal income tax law for which no precedent may be available and may be subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.**

The U.S. federal income tax treatment of certain of our funds depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. U.S. federal income tax rules are constantly under review by the U.S. Department of the Treasury – Internal Revenue Service, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations, and other modifications and interpretations. Ongoing changes to U.S. federal income tax laws and interpretations thereof could also cause us to change our investments and commitments, affect the tax considerations of an investment in us and our funds and change the character or treatment of portions of our income. In addition, the Company may be required to make certain assumptions when electing a particular tax treatment. It is possible that the Internal Revenue Service could assert successfully that the assumptions made by us do not satisfy the technical requirements of the Internal Revenue Code and/or Treasury Regulations and could require items of income, gain, deduction, loss or credit, including interest deductions, be adjusted, reallocated, or disallowed in a manner that adversely affects us and our clients.

**Changes in tax legislation or policies could materially impact our financial position and results of operations.**

Corporate tax reform and tax transparency continue to be high priorities in many jurisdictions. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation has been, and will likely continue to be, proposed or enacted in a number of jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken, which may result in the assessment of additional taxes and could have a material effect on our financial condition.

## Item 1B. Unresolved Staff Comments

The Company has no unresolved SEC staff comments.

## Item 2. Properties

Our principal executive office is located in leased office space at 280 Park Avenue, New York, New York. In addition, in August 2022, we entered into a lease agreement for our new corporate headquarters in New York City and we have leased office space in London, Dublin, Hong Kong and Tokyo.

## Item 3. Legal Proceedings

 For information regarding our legal proceedings, see Note 13, *Commitments and Contingencies*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

## Item 4. Mine Safety Disclosures

Not applicable.

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol "CNS". As of February 17, 2023, there were 46 holders of record of our common stock. Holders of record include institutional and omnibus accounts that hold common stock on behalf of numerous underlying beneficial owners.

Payment of any dividends to our common stockholders is subject to the approval of our Board of Directors. When determining whether to pay a dividend, we take into account general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors deemed relevant. On February 23, 2023, we declared a quarterly cash dividend on our common stock in the amount of $0.57 per share. This dividend will be payable on March 16, 2023 to stockholders of record at the close of business on March 6, 2023.

**Issuer Purchases of Equity Securities**

During the three months ended December 31, 2022, we made the following purchases of our equity securities that are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

| Period | Total Number of Shares Purchased [1] | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 through October 31, 2022 | — | $ — | — | — |
| November 1 through November 30, 2022 | 14,451 | $ 64.99 | — | — |
| December 1 through December 31, 2022 | 66 | $ 66.85 | — | — |
| Total | 14,517 | $ 65.00 | — | — |

(1) Purchases made to satisfy the income tax withholding obligations of certain employees upon the vesting and delivery of restricted stock units issued under the Company's Amended and Restated Stock Incentive Plan.

**Recent Sales of Unregistered Securities**

None.

**Item 6. [Reserved]**

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report on Form 10-K and other documents filed by us contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect management's current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these forward-looking statements. We believe that these factors include, but are not limited to, the risks described in Item 1A. Risk Factors of this Annual Report on Form 10-K. These factors are not exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report on Form 10-K. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Cohen & Steers, Inc. (CNS), a Delaware corporation formed in 2004, and its subsidiaries are collectively referred to as the Company, we, us or our

## Executive Overview

*General*

We are a global investment manager specializing in real assets and alternative income, including real estate, preferred securities, infrastructure, resource equities, commodities, as well as multi-strategy solutions. Founded in 1986, we are headquartered in New York City, with offices in London, Dublin, Hong Kong and Tokyo.

Our primary investment strategies include U.S. real estate, preferred securities and low duration preferred securities, global/international real estate, global listed infrastructure, real assets multi-strategy, midstream energy and MLPs, as well as global natural resource equities. Our strategies seek to achieve a variety of investment objectives for different risk profiles and are actively managed by specialist teams of investment professionals who employ fundamental-driven research and portfolio management processes. We offer our strategies through a variety of investment vehicles, including U.S. and non-U.S. registered funds and other commingled vehicles, separate accounts and subadvised portfolios.

Our distribution network encompasses two major channels, wealth and institutional. Our wealth channel includes registered investment advisers, wirehouses, independent and regional broker dealers and bank trusts. Our institutional channel includes sovereign wealth funds, corporate plans, insurance companies and public funds, including defined benefit and defined contribution plans, as well as other financial institutions that access our investment management services directly or through consultants and other intermediaries.

Our revenue from the wealth channel is primarily derived from investment advisory, administration, distribution and service fees from open-end and closed-end funds and other commingled vehicles. Our revenue from the institutional channel is derived from fees received from our clients for managing advised and subadvised accounts. Our fees are based on contractually specified rates applied to the value of the assets we manage and, in certain cases, may include a performance-based fee. Our revenue fluctuates with changes in the total value of our assets under management, which may occur as a result of market appreciation and depreciation, contributions or withdrawals from investor accounts and distributions. This revenue is recognized over the period that the assets are managed.

A majority of our revenue, 93.4%, 93.1% and 92.4% for the years ended December 31, 2022, 2021 and 2020, respectively, was derived from investment advisory and administration fees for providing asset management services to institutional accounts as well as open-end funds and closed-end funds sponsored by the Company.

Inflation and the associated increase in interest rates have combined to adversely affect the total value of our assets under management, which reduced, and may continue to reduce, the fees we earn. In addition, inflationary pressures have negatively impacted our expenses, particularly segments of compensation and certain operating and vendor costs.

The Russian invasion of Ukraine has impacted global financial markets, introducing new threats to global economic growth and adding to inflationary pressures. We have taken measures to ensure ongoing compliance with all applicable sanctions and guidance issued by authorities globally against certain regions, entities, or individuals. Our overall exposure to Russian and Ukrainian securities is limited and we do not expect a material impact to our financial results.

## Assets Under Management

*By Investment Vehicle*

*(in millions)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Open-end Funds** | | | |
| **Assets under management, beginning of period** | $ 50,911 | $ 35,160 | $ 30,725 |
| Inflows | 17,939 | 19,542 | 17,556 |
| Outflows | (19,713) | (10,765) | (12,135) |
| Net inflows (outflows) | (1,774) | 8,777 | 5,421 |
| Market appreciation (depreciation) | (10,282) | 8,936 | 405 |
| Distributions | (1,952) | (1,936) | (1,391) |
| Transfers | — | (26) | — |
| Total increase (decrease) | (14,008) | 15,751 | 4,435 |
| **Assets under management, end of period** | $ 36,903 | $ 50,911 | $ 35,160 |
| **Percentage of total assets under management** | 45.9 % | 47.7 % | 44.0 % |
| **Average assets under management** | $ 43,202 | $ 42,991 | $ 30,152 |
| **Institutional Accounts** | | | |
| **Assets under management, beginning of period** | $ 42,727 | $ 33,255 | $ 31,813 |
| Inflows | 5,915 | 6,152 | 7,192 |
| Outflows | (6,357) | (5,563) | (4,418) |
| Net inflows (outflows) | (442) | 589 | 2,774 |
| Market appreciation (depreciation) | (8,927) | 10,041 | 53 |
| Distributions | (985) | (1,184) | (1,385) |
| Transfers | — | 26 | — |
| Total increase (decrease) | (10,354) | 9,472 | 1,442 |
| **Assets under management, end of period** | $ 32,373 | $ 42,727 | $ 33,255 |
| **Percentage of total assets under management** | 40.3 % | 40.1 % | 41.6 % |
| **Average assets under management** | $ 36,383 | $ 38,906 | $ 29,883 |
| **Closed-end Funds** | | | |
| **Assets under management, beginning of period** | $ 12,991 | $ 11,493 | $ 9,644 |
| Inflows | 575 | 206 | 2,652 |
| Outflows | — | (119) | (89) |
| Net inflows (outflows) | 575 | 87 | 2,563 |
| Market appreciation (depreciation) | (1,722) | 2,033 | (197) |
| Distributions | (695) | (622) | (517) |
| Total increase (decrease) | (1,842) | 1,498 | 1,849 |
| **Assets under management, end of period** | $ 11,149 | $ 12,991 | $ 11,493 |
| **Percentage of total assets under management** | 13.9 % | 12.2 % | 14.4 % |
| **Average assets under management** | $ 12,039 | $ 12,317 | $ 9,140 |
| **Total** | | | |
| **Assets under management, beginning of period** | $ 106,629 | $ 79,908 | $ 72,182 |
| Inflows | 24,429 | 25,900 | 27,400 |
| Outflows | (26,070) | (16,447) | (16,642) |
| Net inflows (outflows) | (1,641) | 9,453 | 10,758 |
| Market appreciation (depreciation) | (20,931) | 21,010 | 261 |
| Distributions | (3,632) | (3,742) | (3,293) |
| Total increase (decrease) | (26,204) | 26,721 | 7,726 |
| **Assets under management, end of period** | $ 80,425 | $ 106,629 | $ 79,908 |
| **Average assets under management** | $ 91,624 | $ 94,214 | $ 69,175 |

**Assets Under Management - Institutional Accounts**
*By Account Type*
*(in millions)*

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Advisory** | | | |
| Assets under management, beginning of period | $ 24,599 | $ 17,628 | $ 15,669 |
| Inflows | 3,672 | 4,891 | 4,324 |
| Outflows | (4,734) | (2,945) | (2,771) |
| Net inflows (outflows) | (1,062) | 1,946 | 1,553 |
| Market appreciation (depreciation) | (4,906) | 4,999 | 406 |
| Transfers | — | 26 | — |
| Total increase (decrease) | (5,968) | 6,971 | 1,959 |
| Assets under management, end of period | $ 18,631 | $ 24,599 | $ 17,628 |
| Percentage of institutional assets under management | 57.6 % | 57.6 % | 53.0 % |
| Average assets under management | $ 21,233 | $ 22,092 | $ 15,650 |
| **Japan Subadvisory** | | | |
| Assets under management, beginning of period | $ 11,329 | $ 9,720 | $ 10,323 |
| Inflows | 988 | 305 | 1,601 |
| Outflows | (436) | (1,075) | (626) |
| Net inflows (outflows) | 552 | (770) | 975 |
| Market appreciation (depreciation) | (2,520) | 3,563 | (193) |
| Distributions | (985) | (1,184) | (1,385) |
| Total increase (decrease) | (2,953) | 1,609 | (603) |
| Assets under management, end of period | $ 8,376 | $ 11,329 | $ 9,720 |
| Percentage of institutional assets under management | 25.9 % | 26.5 % | 29.2 % |
| Average assets under management | $ 9,302 | $ 10,335 | $ 9,014 |
| **Subadvisory Excluding Japan** | | | |
| Assets under management, beginning of period | $ 6,799 | $ 5,907 | $ 5,821 |
| Inflows | 1,255 | 956 | 1,267 |
| Outflows | (1,187) | (1,543) | (1,021) |
| Net inflows (outflows) | 68 | (587) | 246 |
| Market appreciation (depreciation) | (1,501) | 1,479 | (160) |
| Total increase (decrease) | (1,433) | 892 | 86 |
| Assets under management, end of period | $ 5,366 | $ 6,799 | $ 5,907 |
| Percentage of institutional assets under management | 16.6 % | 15.9 % | 17.8 % |
| Average assets under management | $ 5,848 | $ 6,479 | $ 5,219 |
| **Total Institutional Accounts** | | | |
| Assets under management, beginning of period | $ 42,727 | $ 33,255 | $ 31,813 |
| Inflows | 5,915 | 6,152 | 7,192 |
| Outflows | (6,357) | (5,563) | (4,418) |
| Net inflows (outflows) | (442) | 589 | 2,774 |
| Market appreciation (depreciation) | (8,927) | 10,041 | 53 |
| Distributions | (985) | (1,184) | (1,385) |
| Transfers | — | 26 | — |
| Total increase (decrease) | (10,354) | 9,472 | 1,442 |
| Assets under management, end of period | $ 32,373 | $ 42,727 | $ 33,255 |
| Average assets under management | $ 36,383 | $ 38,906 | $ 29,883 |

**Assets Under Management**
*By Investment Strategy*
*(in millions)*

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **U.S. Real Estate** | | | |
| **Assets under management, beginning of period** | $ 49,915 | $ 32,827 | $ 31,024 |
| Inflows | 10,572 | 11,538 | 11,114 |
| Outflows | (10,869) | (6,499) | (6,478) |
| Net inflows (outflows) | (297) | 5,039 | 4,636 |
| Market appreciation (depreciation) | (12,097) | 14,417 | (574) |
| Distributions | (2,406) | (2,294) | (2,282) |
| Transfers | (7) | (74) | 23 |
| Total increase (decrease) | (14,807) | 17,088 | 1,803 |
| **Assets under management, end of period** | $ 35,108 | $ 49,915 | $ 32,827 |
| **Percentage of total assets under management** | 43.7 % | 46.8 % | 41.1 % |
| **Average assets under management** | $ 41,627 | $ 41,315 | $ 28,972 |
| **Preferred Securities** | | | |
| **Assets under management, beginning of period** | $ 26,987 | $ 23,185 | $ 17,581 |
| Inflows | 7,059 | 8,802 | 10,979 |
| Outflows | (10,212) | (5,053) | (5,828) |
| Net inflows (outflows) | (3,153) | 3,749 | 5,151 |
| Market appreciation (depreciation) | (3,240) | 964 | 1,172 |
| Distributions | (834) | (985) | (696) |
| Transfers | 7 | 74 | (23) |
| Total increase (decrease) | (7,220) | 3,802 | 5,604 |
| **Assets under management, end of period** | $ 19,767 | $ 26,987 | $ 23,185 |
| **Percentage of total assets under management** | 24.6 % | 25.3 % | 29.0 % |
| **Average assets under management** | $ 22,638 | $ 25,262 | $ 18,278 |
| **Global/International Real Estate** | | | |
| **Assets under management, beginning of period** | $ 19,380 | $ 15,214 | $ 13,509 |
| Inflows | 3,848 | 3,263 | 4,122 |
| Outflows | (3,289) | (2,833) | (2,436) |
| Net inflows (outflows) | 559 | 430 | 1,686 |
| Market appreciation (depreciation) | (5,039) | 3,933 | 102 |
| Distributions | (118) | (197) | (83) |
| Total increase (decrease) | (4,598) | 4,166 | 1,705 |
| **Assets under management, end of period** | $ 14,782 | $ 19,380 | $ 15,214 |
| **Percentage of total assets under management** | 18.4 % | 18.2 % | 19.0 % |
| **Average assets under management** | $ 16,692 | $ 17,688 | $ 13,193 |

**Assets Under Management**

*By Investment Strategy - continued*

*(in millions)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Global Listed Infrastructure** | | | |
| **Assets under management, beginning of period** | $ 8,763 | $ 6,729 | $ 8,076 |
| Inflows | 1,566 | 1,751 | 997 |
| Outflows | (1,112) | (765) | (1,722) |
| Net inflows (outflows) | 454 | 986 | (725) |
| Market appreciation (depreciation) | (405) | 1,256 | (423) |
| Distributions | (216) | (208) | (199) |
| Total increase (decrease) | (167) | 2,034 | (1,347) |
| **Assets under management, end of period** | $ 8,596 | $ 8,763 | $ 6,729 |
| **Percentage of total assets under management** | 10.7 % | 8.2 % | 8.4 % |
| **Average assets under management** | $ 8,700 | $ 7,970 | $ 6,972 |
| **Other** | | | |
| **Assets under management, beginning of period** | $ 1,584 | $ 1,953 | $ 1,992 |
| Inflows | 1,384 | 546 | 188 |
| Outflows | (588) | (1,297) | (178) |
| Net inflows (outflows) | 796 | (751) | 10 |
| Market appreciation (depreciation) | (150) | 440 | (16) |
| Distributions | (58) | (58) | (33) |
| Total increase (decrease) | 588 | (369) | (39) |
| **Assets under management, end of period** | $ 2,172 | $ 1,584 | $ 1,953 |
| **Percentage of total assets under management** | 2.7 % | 1.5 % | 2.4 % |
| **Average assets under management** | $ 1,967 | $ 1,979 | $ 1,760 |
| **Total** | | | |
| **Assets under management, beginning of period** | $ 106,629 | $ 79,908 | $ 72,182 |
| Inflows | 24,429 | 25,900 | 27,400 |
| Outflows | (26,070) | (16,447) | (16,642) |
| Net inflows (outflows) | (1,641) | 9,453 | 10,758 |
| Market appreciation (depreciation) | (20,931) | 21,010 | 261 |
| Distributions | (3,632) | (3,742) | (3,293) |
| Total increase (decrease) | (26,204) | 26,721 | 7,726 |
| **Assets under management, end of period** | $ 80,425 | $ 106,629 | $ 79,908 |
| **Average assets under management** | $ 91,624 | $ 94,214 | $ 69,175 |

**Investment Performance as of December 31, 2022**





(1) Past performance is no guarantee of future results. Outperformance is determined by comparing the annualized investment performance of each investment strategy to the performance of specified reference benchmarks. Investment performance in excess of the performance of the benchmark is considered outperformance. The investment performance calculation of each investment strategy is based on all active accounts and investment models pursuing similar investment objectives. For accounts, actual investment performance is measured gross of fees and net of withholding taxes. For investment models, for which actual investment performance does not exist, the investment performance of a composite of accounts pursuing comparable investment objectives is used as a proxy for actual investment performance. The performance of the specified reference benchmark for each account and investment model is measured net of withholding taxes, where applicable. This is not investment advice and may not be construed as sales or marketing material for any financial product or service sponsored or provided by Cohen & Steers.

(2) © 2023 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Morningstar calculates its ratings based on a risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. Past performance is no guarantee of future results. Based on independent rating by Morningstar, Inc. of investment performance of each Cohen & Steers-sponsored open-end U.S.-registered mutual fund for all share classes for the overall period at December 30, 2022. Overall Morningstar rating is a weighted average based on the 3-year, 5-year and 10-year Morningstar rating. Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages. This is not investment advice and may not be construed as sales or marketing material for any financial product or service sponsored or provided by Cohen & Steers.

*Changes in Assets Under Management - 2022 Compared with 2021*

Assets under management at December 31, 2022 decreased 24.6% to $80.4 billion from $106.6 billion at December 31, 2021. The decrease was due to net outflows of $1.6 billion, market depreciation of $20.9 billion and distributions of $3.6 billion. Net outflows included $3.2 billion from preferred securities, partially offset by net inflows of $748 million into real assets multi-strategy (included in "Other" in the table on pages 23 and 24), $559 million into global/international real estate and $454 million into global listed infrastructure. Market depreciation included $12.1 billion from U.S. real estate, $5.0 billion from global/international real estate and $3.2 billion from preferred securities. Distributions included $2.4 billion from U.S. real estate and $834 million from preferred securities. Our overall organic decay rate was (1.5%) for the year ended December 31, 2022. The organic growth/decay rate represents the ratio of net flows for the year to the beginning assets under management.

Average assets under management for the year ended December 31, 2022 decreased 2.7% to $91.6 billion from $94.2 billion for the year ended December 31, 2021.

*Open-end funds*

Assets under management in open-end funds at December 31, 2022, which represented 45.9% of total assets under management, decreased 27.5% to $36.9 billion from $50.9 billion at December 31, 2021. The decrease was due to net outflows of $1.8 billion, market depreciation of $10.3 billion and distributions of $2.0 billion. Net outflows included $3.1 billion from preferred securities, partially offset by net inflows of $733 million into real assets multi-strategy (included in "Other" in the table on pages 23 and 24), $248 million into global/international real estate and $184 million into global listed infrastructure. Market depreciation included $7.1 billion from U.S. real estate and $2.2 billion from preferred securities. Distributions included $1.2 billion from U.S. real estate and $611 million from preferred securities. Of these distributions, $1.6 billion was reinvested and included in net flows. Our organic decay rate for open-end funds was (3.5%) for the year ended December 31, 2022.

Average assets under management for open-end funds for the year ended December 31, 2022 increased 0.5% to $43.2 billion from $43.0 billion for the year ended December 31, 2021.

*Institutional accounts*

Assets under management in institutional accounts at December 31, 2022, which represented 40.3% of total assets under management, decreased 24.2% to $32.4 billion from $42.7 billion at December 31, 2021. The decrease was due to net outflows of $442 million, market depreciation of $8.9 billion and distributions of $1.0 billion. Net outflows included $799 million from U.S. real estate, partially offset by net inflows of $310 million into global/international real estate. Market depreciation included $4.2 billion from global/international real estate and $4.0 billion from U.S. real estate. Distributions included $934 million from U.S. real estate. Our organic decay rate for institutional accounts was (1.0%) for the year ended December 31, 2022.

Average assets under management for institutional accounts for the year ended December 31, 2022 decreased 6.5% to $36.4 billion from $38.9 billion for the year ended December 31, 2021.

Assets under management in advisory accounts at December 31, 2022, which represented 57.6% of institutional assets under management, decreased 24.3% to $18.6 billion from $24.6 billion at December 31, 2021. The decrease was due to net outflows of $1.1 billion and market depreciation of $4.9 billion. Net outflows included $1.5 billion from U.S. real estate, partially offset by net inflows of $316 million into global listed infrastructure and $313 million into global/international real estate. Market depreciation included $2.4 billion from global/international real estate and $1.9 billion from U.S. real estate. Our organic decay rate for advisory accounts was (4.3%) for the year ended December 31, 2022.

Average assets under management for advisory accounts for the year ended December 31, 2022 decreased 3.9% to $21.2 billion from $22.1 billion for the year ended December 31, 2021.

Assets under management in Japan subadvisory accounts at December 31, 2022, which represented 25.9% of institutional assets under management, decreased 26.1% to $8.4 billion from $11.3 billion at December 31, 2021. The decrease was due to market depreciation of $2.5 billion and distributions of $1.0 billion, partially offset by net inflows of $552 million. Net inflows included $488 million into U.S. real estate. Market depreciation included $1.8 billion from U.S. real estate and $659 million from global/international real estate. Distributions included $934 million from U.S. real estate. Our organic growth rate for Japan subadvisory accounts was 4.9% for the year ended December 31, 2022.

Average assets under management for Japan subadvisory accounts for the year ended December 31, 2022 decreased 10.0% to $9.3 billion from $10.3 billion for the year ended December 31, 2021.

Assets under management in subadvisory accounts excluding Japan at December 31, 2022, which represented 16.6% of institutional assets under management, decreased 21.1% to $5.4 billion from $6.8 billion at December 31, 2021. The decrease was due to market depreciation of $1.5 billion, partially offset by net inflows of $68 million. Market depreciation included $1.1 billion from global/international real estate. Our organic growth rate for subadvisory accounts excluding Japan was 1.0% for the year ended December 31, 2022.

Average assets under management for subadvisory accounts excluding Japan for the year ended December 31, 2022 decreased 9.7% to $5.8 billion from $6.5 billion for the year ended December 31, 2021.

*Closed-end funds*

Assets under management in closed-end funds at December 31, 2022, which represented 13.9% of total assets under management, decreased 14.2% to $11.1 billion from $13.0 billion at December 31, 2021. The decrease was due to market depreciation of $1.7 billion and distributions of $695 million, partially offset by net inflows of $575 million. Inflows of $482 million, which included leverage, were attributable to the Company's initial public offering of the Cohen & Steers Real Estate Opportunities and Income Fund (RLTY). Our organic growth rate for closed-end funds was 4.4% for the year ended December 31, 2022.

Average assets under management for closed-end funds for the year ended December 31, 2022 decreased 2.3% to $12.0 billion from $12.3 billion for the year ended December 31, 2021.

### Changes in Assets Under Management - 2021 Compared with 2020

Assets under management at December 31, 2021 increased 33.4% to $106.6 billion from $79.9 billion at December 31, 2020. The increase was due to net inflows of $9.5 billion and market appreciation of $21.0 billion, partially offset by distributions of $3.7 billion. Net inflows included $5.0 billion into U.S. real estate and $3.7 billion into preferred securities. Market appreciation included $14.4 billion from U.S. real estate and $3.9 billion from global/international real estate. Distributions included $2.3 billion from U.S. real estate and $985 million from preferred securities. Our overall organic growth rate was 11.8% for the year ended December 31, 2021.

Average assets under management for the year ended December 31, 2021 increased 36.2% to $94.2 billion from $69.2 billion for the year ended December 31, 2020.

*Open-end funds*

Assets under management in open-end funds at December 31, 2021, which represented 47.7% of total assets under management, increased 44.8% to $50.9 billion from $35.2 billion at December 31, 2020. The increase was due to net inflows of $8.8 billion and market appreciation of $8.9 billion, partially offset by distributions of $1.9 billion. Net inflows included $4.2 billion into U.S. real estate and $3.3 billion into preferred securities. Market appreciation included $7.8 million from U.S. real estate. Distributions included $1.0 billion from U.S. real estate and $762 million from preferred securities. Of these distributions, $1.5 billion was reinvested and included in net flows. Our organic growth rate for open-end funds was 25.0% for the year ended December 31, 2021.

Average assets under management for open-end funds for the year ended December 31, 2021 increased 42.6% to $43.0 billion from $30.2 billion for the year ended December 31, 2020.

*Institutional accounts*

Assets under management in institutional accounts at December 31, 2021, which represented 40.1% of total assets under management, increased 28.5% to $42.7 billion from $33.3 billion at December 31, 2020. The increase was due to net inflows of $589 million and market appreciation of $10.0 billion, partially offset by distributions of $1.2 billion. Net inflows included $802 million into U.S. real estate and $603 million into global listed infrastructure, partially offset by net outflows of $1.0 billion from real assets multi-strategy (included in "Other" in the table on pages 23 and 24). Market appreciation included $5.6 billion from U.S. real estate and $3.5 billion from global/international real estate. Distributions included $1.1 billion from U.S. real estate. Our organic growth rate for institutional accounts was 1.8% for the year ended December 31, 2021.

Average assets under management for institutional accounts for the year ended December 31, 2021 increased 30.2% to $38.9 billion from $29.9 billion for the year ended December 31, 2020.

Assets under management in advisory accounts at December 31, 2021, which represented 57.6% of institutional assets under management, increased 39.5% to $24.6 billion from $17.6 billion at December 31, 2020. The increase was due to net inflows of $1.9 billion and market appreciation of $5.0 billion. Net inflows included $1.5 billion into U.S. real estate, $746 million into global listed infrastructure and $599 million into preferred securities, partially offset by net outflows of $1.0 billion from real assets multi-strategy (included in "Other" in the table on pages 23 and 24). Market appreciation included $2.3 billion from U.S. real estate and $1.9 billion from global/international real estate. Our organic growth rate for advisory accounts was 11.0% for the year ended December 31, 2021.

Average assets under management for advisory accounts for the year ended December 31, 2021 increased 41.2% to $22.1 billion from $15.7 billion for the year ended December 31, 2020.

Assets under management in Japan subadvisory accounts at December 31, 2021, which represented 26.5% of institutional assets under management, increased 16.6% to $11.3 billion from $9.7 billion at December 31, 2020. The increase was due to market appreciation of $3.6 billion, partially offset by net outflows of $770 million and distributions of $1.2 billion. Net outflows included $554 million from U.S. real estate. Market appreciation included $2.9 billion from U.S. real estate and $636 million from global/international real estate. Distributions included $1.1 billion from U.S. real estate. Our organic decay rate for Japan subadvisory accounts was (7.9%) for the year ended December 31, 2021.

Average assets under management for Japan subadvisory accounts for the year ended December 31, 2021 increased 14.7% to $10.3 billion from $9.0 billion for the year ended December 31, 2020.

Assets under management in subadvisory accounts excluding Japan at December 31, 2021, which represented 15.9% of institutional assets under management, increased 15.1% to $6.8 billion from $5.9 billion at December 31, 2020. The increase was due to market appreciation of $1.5 billion, partially offset by net outflows of $587 million. Net outflows included $374 million from global/international real estate and $137 million from global listed infrastructure. Market appreciation included $938 million from global/international real estate and $342 million from U.S. real estate. Our organic decay rate for subadvisory accounts excluding Japan was (9.9%) for the year ended December 31, 2021.

Average assets under management for subadvisory accounts excluding Japan for the year ended December 31, 2021 increased 24.1% to $6.5 billion from $5.2 billion for the year ended December 31, 2020.

*Closed-end funds*

Assets under management in closed-end funds at December 31, 2021, which represented 12.2% of total assets under management, increased 13.0% to $13.0 billion from $11.5 billion at December 31, 2020. The increase was primarily due to market appreciation of $2.0 billion, partially offset by distributions of $622 million. Our organic growth rate for closed-end funds was 0.8% for the year ended December 31, 2021.

Average assets under management for closed-end funds for the year ended December 31, 2021 increased 34.8% to $12.3 billion from $9.1 billion for the year ended December 31, 2020.

## Summary of Operating Results

*(in thousands, except percentages and per share data)*

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **U.S. GAAP** | | | |
| Revenue | $ 566,906 | $ 583,832 | $ 427,536 |
| Expenses [1] | $ 350,968 | $ 323,460 | $ 332,479 |
| Operating income | $ 215,938 | $ 260,372 | $ 95,057 |
| Non-operating income (loss) [2] | $ (19,041) | $ 21,572 | $ (1,670) |
| Net income attributable to common stockholders | $ 171,042 | $ 211,396 | $ 76,584 |
| Diluted earnings per share | $ 3.47 | $ 4.31 | $ 1.57 |
| Operating margin | 38.1 % | 44.6 % | 22.2 % |
| **As Adjusted** [3] | | | |
| Net income attributable to common stockholders | $ 182,251 | $ 197,947 | $ 125,291 |
| Diluted earnings per share | $ 3.70 | $ 4.03 | $ 2.57 |
| Operating margin | 43.0 % | 46.0 % | 39.6 % |

---

(1) Included expenses of $60.6 million associated with the initial public offering of the Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (PTA) for the year ended December 31, 2020.

(2) Included amounts attributable to third-party interests in consolidated investment vehicles. Refer to non-operating income (loss) tables on pages 30 and 32 for additional detail.

(3) Refer to pages 33-35 for reconciliations of U.S. GAAP to as adjusted results.

## 2022 Compared with 2021

*Revenue*

*(in thousands)*

| | Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2022** | **2021** | **$ Change** | **% Change** |
| Investment advisory and administration fees | | | | |
| Open-end funds | $ 288,577 | $ 288,359 | $ 218 | 0.1 % |
| Institutional accounts | 134,012 | 146,345 | $ (12,333) | (8.4)% |
| Closed-end funds | 106,722 | 108,840 | $ (2,118) | (1.9)% |
| Total | 529,311 | 543,544 | $ (14,233) | (2.6)% |
| Distribution and service fees | 35,093 | 37,630 | $ (2,537) | (6.7)% |
| Other | 2,502 | 2,658 | $ (156) | (5.9)% |
| Total revenue | $ 566,906 | $ 583,832 | $ (16,926) | (2.9)% |

Investment advisory and administration fees decreased from the year ended December 31, 2021, primarily due to lower average assets under management in both institutional accounts and closed-end funds, as well as lower performance fees from certain institutional accounts.

- Total investment advisory and administration revenue from open-end funds compared with average assets under management implied an annual effective fee rate of 66.8 bps and 67.1 bps for the years ended December 31, 2022 and 2021, respectively.

- Total investment advisory revenue from institutional accounts compared with average assets under management implied an annual effective fee rate of 36.8 bps and 37.6 bps for the years ended December 31, 2022 and 2021, respectively. The decrease in the implied annual effective fee rate was primarily due to lower performance fees for the year ended December 31, 2022. Excluding the performance fees of $636,000 and $5.6 million, the implied annual effective fee rate would have been 36.7 bps and 36.2 bps for the years ended December 31, 2022 and 2021, respectively.

- Total investment advisory and administration revenue from closed-end funds compared with average assets under management implied an annual effective fee rate of 88.6 bps and 88.4 bps for the years ended December 31, 2022 and 2021, respectively.

Distribution and service fees for the year ended December 31, 2022 decreased primarily due to lower average assets under management in load share classes.

*Expenses*

*(in thousands)*

| | Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | $ Change | % Change |
| Employee compensation and benefits | $ 208,831 | $ 195,443 | $ 13,388 | 6.9 % |
| Distribution and service fees | 82,928 | 75,891 | $ 7,037 | 9.3 % |
| General and administrative | 54,826 | 48,034 | $ 6,792 | 14.1 % |
| Depreciation and amortization | 4,383 | 4,092 | $ 291 | 7.1 % |
| Total expenses | $ 350,968 | $ 323,460 | $ 27,508 | 8.5 % |

Employee compensation and benefits increased from the year ended December 31, 2021, primarily due to higher amortization of restricted stock units of $9.1 million and an increase in salaries of $6.0 million, partially offset by lower incentive compensation of $2.3 million.

Distribution and service fee expenses increased from the year ended December 31, 2021, primarily due to costs of $14.2 million associated with the initial public offering of RLTY in 2022, partially offset by a shift in the composition of assets under management into lower cost share classes.

General and administrative expenses increased from the year ended December 31, 2021, primarily due to higher information technology-related expenses of $2.4 million, an increase in travel and entertainment of $1.9 million and one month of incremental lease expense related to the Company's future headquarters at 1166 Avenue of the Americas of $1.1 million.

Operating margin for the year ended December 31, 2022 decreased to 38.1% from 44.6% for the year ended December 31, 2021. The year ended December 31, 2022 included costs associated with the initial public offering of RLTY. Operating margin represents the ratio of operating income to revenue.

*Non-operating Income (Loss)*

*(in thousands)*

| | Year Ended December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Consolidated Investment Vehicles | Corporate Seed Investments | Corporate Other | Total |
| Interest and dividend income—net | $ 3,718 | $ 1,355 | $ 1,745 | $ 6,818 |
| Gain (loss) from investments—net | (26,480) | (2,345) | 3,719 [1] | (25,106) |
| Foreign currency gain (loss)—net | (3,765) | (14) | 3,026 | (753) |
| **Total non-operating income (loss)** | (26,527) | (1,004) | 8,490 | (19,041) |
| Net (income) loss attributable to noncontrolling interests | 21,556 | — | — | 21,556 |
| Non-operating income (loss) attributable to the Company | $ (4,971) | $ (1,004) | $ 8,490 | $ 2,515 |

(1)   Comprised primarily of gain (loss) on derivative contracts, which are utilized to economically hedge a portion of the market risk of the Company's seed investments included in both Consolidated Investment Vehicles and Corporate Seed Investments.

*(in thousands)*

| | Year Ended December 31, 2021 | | | |
| --- | --- | --- | --- | --- |
| | Consolidated Investment Vehicles | Corporate Seed Investments | Corporate Other | Total |
| Interest and dividend income—net | $ 2,166 | $ 652 | $ 59 | $ 2,877 |
| Gain (loss) from investments—net | 20,072 | 6,130 | (7,418) [1] | 18,784 |
| Foreign currency gain (loss)—net | 331 | (1) | (419) | (89) |
| **Total non-operating income (loss)** | 22,569 | 6,781 | (7,778) | 21,572 |
| Net (income) loss attributable to noncontrolling interests | (14,758) | — | — | (14,758) |
| Non-operating income (loss) attributable to the Company | $ 7,811 | $ 6,781 | $ (7,778) | $ 6,814 |

(1)   Comprised primarily of gain (loss) on derivative contracts, which are utilized to economically hedge a portion of the market risk of the Company's seed investments included in both Consolidated Investment Vehicles and Corporate Seed Investments.

*Income Taxes*

A reconciliation of the Company's statutory federal income tax rate and the effective income tax rate is summarized in the following table:

| | Years Ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| U.S. statutory tax rate | 21.0 % | 21.0 % |
| State and local income taxes, net of federal benefit | 3.3 | 3.8 |
| Non-deductible executive compensation | 3.0 | 2.3 |
| Unrecognized tax benefit adjustments | (3.3) | (3.2) |
| Excess tax benefits related to the vesting and delivery of restricted stock units | (2.7) | (2.2) |
| Other | 0.4 | (0.8) |
| Effective income tax rate | 21.7 % | 20.9 % |

## 2021 Compared with 2020

*Revenue*

| (in thousands) | Years Ended December 31, | | $ Change | % Change |
| | 2021 | 2020 | | |
|---|---|---|---|---|
| Investment advisory and administration fees | | | | |
| Open-end funds | $ 288,359 | $ 201,135 | $ 87,224 | 43.4 % |
| Institutional accounts | 146,345 | 115,876 | $ 30,469 | 26.3 % |
| Closed-end funds | 108,840 | 78,026 | $ 30,814 | 39.5 % |
| Total | 543,544 | 395,037 | $ 148,507 | 37.6 % |
| Distribution and service fees | 37,630 | 30,134 | $ 7,496 | 24.9 % |
| Other | 2,658 | 2,365 | $ 293 | 12.4 % |
| Total revenue | $ 583,832 | $ 427,536 | $ 156,296 | 36.6 % |

Investment advisory and administration fees increased from the year ended December 31, 2020, primarily due to higher average assets under management across all three types of investment vehicles.

- Total investment advisory and administration revenue from open-end funds compared with average assets under management implied an annual effective fee rate of 67.1 bps and 66.7 bps for the years ended December 31, 2021 and 2020, respectively.

- Total investment advisory revenue from institutional accounts compared with average assets under management implied an annual effective fee rate of 37.6 bps and 38.8 bps for the years ended December 31, 2021 and 2020, respectively. The decrease in the implied annual effective fee rate was primarily due to lower performance fees for the year ended December 31, 2021. Excluding the performance fees of $5.6 million and $7.7 million, the implied annual effective fee rate would have been 36.2 bps for the years ended December 31, 2021 and 2020, respectively.

- Total investment advisory and administration revenue from closed-end funds compared with average assets under management implied an annual effective fee rate of 88.4 bps and 85.4 bps for the years ended December 31, 2021 and 2020, respectively. The increase in the implied annual effective fee rate was primarily due to the initial public offering of PTA in the fourth quarter of 2020.

Distribution and service fees for the year ended December 31, 2021 increased primarily due higher average assets under management in U.S. open-end funds.

*Expenses*

*(in thousands)*

| | Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2021 | 2020 | $ Change | % Change |
| Employee compensation and benefits | $ 195,443 | $ 156,457 | $ 38,986 | 24.9 % |
| Distribution and service fees | 75,891 | 115,084 | $ (39,193) | (34.1)% |
| General and administrative | 48,034 | 56,286 | $ (8,252) | (14.7)% |
| Depreciation and amortization | 4,092 | 4,652 | $ (560) | (12.0)% |
| Total expenses | $ 323,460 | $ 332,479 | $ (9,019) | (2.7)% |

Employee compensation and benefits increased from the year ended December 31, 2020, primarily due to an increase in incentive compensation of $24.8 million and higher accelerated vesting of certain restricted stock units of $6.4 million.

Distribution and service fee expenses for the year ended December 31, 2020 included expenses of $57.8 million associated with the initial public offering of PTA. Excluding these expenses, distribution and service fees for the year ended December 31, 2021 increased $18.6 million primarily due to higher average assets under management in U.S. open-end funds.

General and administrative expenses for the year ended December 31, 2020 included expenses of $11.9 million associated with the Cohen & Steers Quality Income Realty Fund, Inc. (RQI) rights offering. Excluding these expenses, general and administrative expenses for the year ended December 31, 2021 increased $3.6 million primarily due to higher recruitment fees of $1.7 million and higher information technology-related expenses of $1.2 million.

*Operating Margin*

Operating margin for the year ended December 31, 2021 increased to 44.6% from 22.2% for the year ended December 31, 2020. The year ended December 31, 2020 included costs associated with the initial public offering of PTA and the RQI rights offering noted above.

*Non-operating Income (Loss)*

*(in thousands)*

| | Year Ended December 31, 2021 | | | |
| --- | --- | --- | --- | --- |
| | Consolidated Investment Vehicles | Corporate Seed Investments | Corporate Other | Total |
| Interest and dividend income—net | $ 2,166 | $ 652 | $ 59 | $ 2,877 |
| Gain (loss) from investments—net | 20,072 | 6,130 | (7,418) [1] | 18,784 |
| Foreign currency gain (loss)—net | 331 | (1) | (419) | (89) |
| **Total non-operating income (loss)** | 22,569 | 6,781 | (7,778) | 21,572 |
| Net (income) loss attributable to noncontrolling interests | (14,758) | — | — | (14,758) |
| Non-operating income (loss) attributable to the Company | $ 7,811 | $ 6,781 | $ (7,778) | $ 6,814 |

[1] Comprised primarily of gain (loss) on derivative contracts, which are utilized to economically hedge a portion of the market risk of the Company's seed investments including both consolidated investment vehicles and corporate seed investments.

*(in thousands)*

| | Year Ended December 31, 2020 | | | |
| --- | --- | --- | --- | --- |
| | Consolidated Investment Vehicles | Corporate Seed Investments | Corporate Other | Total |
| Interest and dividend income—net | $ 1,763 | $ 595 | $ 1,004 | $ 3,362 |
| Gain (loss) from investments—net | (2,492) | 204 | (1,828) [1] | (4,116) |
| Foreign currency gain (loss)—net | (399) | — | (517) | (916) |
| **Total non-operating income (loss)** | (1,128) | 799 | (1,341) | (1,670) |
| Net (income) loss attributable to noncontrolling interests | 1,419 | — | — | 1,419 |
| Non-operating income (loss) attributable to the Company | $ 291 | $ 799 | $ (1,341) | $ (251) |

[1] Comprised primarily of gain (loss) on derivative contracts, which are utilized to economically hedge a portion of the market risk of the Company's seed investments including both consolidated investment vehicles and corporate seed investments.

*Income Taxes*

| | Years Ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| U.S. statutory tax rate | 21.0 % | 21.0 % |
| State and local income taxes, net of federal benefit | 3.8 | 4.1 |
| Non-deductible executive compensation | 2.3 | 2.6 |
| Unrecognized tax benefit adjustments | (3.2) | 0.4 |
| Excess tax benefits related to the vesting and delivery of restricted stock units | (2.2) | (9.0) |
| Other | (0.8) | 0.1 |
| Effective income tax rate | 20.9 % | 19.2 % |

## Reconciliations of U.S. GAAP to As Adjusted Financial Results

Management believes that use of the following as adjusted (non-GAAP) financial results provides greater transparency into the Company's operating performance. In addition, these as adjusted financial results are used to prepare the Company's internal management reports which are used in evaluating its business.

While we believe that these as adjusted financial results are useful in evaluating operating performance, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP.

## Reconciliation of U.S. GAAP to As Adjusted Financial Results
## Net Income Attributable to Common Stockholders and Diluted Earnings per Share

| | Years Ended December 31, | | |
|---|---|---|---|
| (in thousands, except per share data) | 2022 | 2021 | 2020 |
| **Net income attributable to common stockholders, U.S. GAAP** | $ 171,042 | $ 211,396 | $ 76,584 |
| Seed investments [1] | 4,317 | (5,870) | 1,443 |
| Accelerated vesting of restricted stock units | 10,260 | 7,197 | 774 |
| Lease expense - 280 Park Avenue [2] | 776 | — | — |
| Initial public offering costs [3] | 15,239 | — | 60,559 |
| Rights offering costs [4] | — | — | 11,859 |
| Other non-recurring expenses [5] | — | — | 500 |
| Foreign currency exchange (gains) losses—net [6] | (4,741) | (475) | 871 |
| Tax adjustments [7] | (14,642) | (14,301) | (27,299) |
| Net income attributable to common stockholders, as adjusted | $ 182,251 | $ 197,947 | $ 125,291 |
| **Diluted weighted average shares outstanding** | 49,297 | 49,090 | 48,676 |
| **Diluted earnings per share, U.S. GAAP** | $ 3.47 | $ 4.31 | $ 1.57 |
| Seed investments | 0.09 | (0.12) | 0.03 |
| Accelerated vesting of restricted stock units | 0.21 | 0.15 | 0.02 |
| Lease expense - 280 Park Avenue | 0.02 | — | — |
| Initial public offering costs | 0.31 | — | 1.24 |
| Rights offering costs | — | — | 0.24 |
| Other non-recurring expenses | — | — | 0.01 |
| Foreign currency exchange (gains) losses—net | (0.10) | (0.01) | 0.02 |
| Tax adjustments | (0.30) | (0.30) | (0.56) |
| Diluted earnings per share, as adjusted | $ 3.70 | $ 4.03 | $ 2.57 |

(1) Represents amounts related to the deconsolidation of seed investments in consolidated investment vehicles as well as non-operating (income) loss from seed investments that were not consolidated.

(2) Represents one month of lease expense related to the Company's current headquarters at 280 Park Avenue, which it expects to vacate in the fourth quarter of 2023. In connection with the transition to its future headquarters, the Company will recognize additional GAAP lease expense as a result of the overlapping terms for both its current and future headquarters until its current headquarters lease expires in January 2024.

(3) Represents costs associated with the initial public offerings of RLTY and PTA for years ended December 31, 2022 and 2020, respectively. Costs are summarized in the following table:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2022 | 2021 | 2020 |
| Employee compensation and benefits | $ 357 | $ — | $ 1,317 |
| Distribution and service fees | 14,224 | — | 57,818 |
| General and administrative | 658 | — | 1,424 |
| Initial public offering costs | $ 15,239 | $ — | $ 60,559 |

(4) Represents costs associated with the RQI rights offering, which were recorded in general and administrative expense.
(5) Represents non-recurring expenses, which were recorded in distribution and service fees.
(6) Represents net foreign currency exchange (gains) losses associated with U.S. dollar-denominated assets held by certain foreign subsidiaries.
(7) Tax adjustments are summarized in the following table:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2022 | 2021 | 2020 |
| Exclusion of tax effects associated with items noted above | $ (3,522) | $ (2,262) | $ (17,119) |
| Exclusion of discrete tax items | (11,120) | (12,039) | (10,180) |
| Total tax adjustments | $ (14,642) | $ (14,301) | $ (27,299) |

## Reconciliation of U.S. GAAP to As Adjusted Financial Results
## Revenue, Expenses, Operating Income and Operating Margin

| | Years Ended December 31, | | |
|---|---|---|---|
| (in thousands, except percentages) | 2022 | 2021 | 2020 |
| **Revenue, U.S. GAAP** | $ 566,906 | $ 583,832 | $ 427,536 |
| Seed investments [1] | 790 | 411 | 281 |
| Revenue, as adjusted | $ 567,696 | $ 584,243 | $ 427,817 |
| **Expenses, U.S. GAAP** | $ 350,968 | $ 323,460 | $ 332,479 |
| Seed investments [1] | (838) | (819) | (424) |
| Accelerated vesting of restricted stock units | (10,260) | (7,197) | (774) |
| Lease expense - 280 Park Avenue [2] | (776) | — | — |
| Initial public offering costs [3] | (15,239) | — | (60,559) |
| Rights offering costs [4] | — | — | (11,859) |
| Other non-recurring expenses [5] | — | — | (500) |
| Expenses, as adjusted | $ 323,855 | $ 315,444 | $ 258,363 |
| **Operating income, U.S. GAAP** | $ 215,938 | $ 260,372 | $ 95,057 |
| Seed investments [1] | 1,628 | 1,230 | 705 |
| Accelerated vesting of restricted stock units | 10,260 | 7,197 | 774 |
| Lease expense - 280 Park Avenue [2] | 776 | — | — |
| Initial public offering costs [3] | 15,239 | — | 60,559 |
| Rights offering costs [4] | — | — | 11,859 |
| Other non-recurring expenses [5] | — | — | 500 |
| Operating income, as adjusted | $ 243,841 | $ 268,799 | $ 169,454 |
| **Operating margin, U.S. GAAP** | 38.1 % | 44.6 % | 22.2 % |
| Operating margin, as adjusted | 43.0 % | 46.0 % | 39.6 % |

(1) Represents amounts related to the deconsolidation of seed investments in consolidated investment vehicles.
(2) Represents one month of lease expense related to the Company's current headquarters at 280 Park Avenue, which it expects to vacate in the fourth quarter of 2023. In connection with the transition to its future headquarters, the Company will recognize additional non-recurring GAAP lease expense as a result of the overlapping terms for both its current and future headquarters until its current headquarters lease expires in January 2024.

(3) Represents costs associated with the initial public offerings of RLTY and PTA for years ended December 31, 2022 and 2020, respectively. Costs are summarized in the following table:

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Employee compensation and benefits | $ 357 | $ — | $ 1,317 |
| Distribution and service fees | 14,224 | — | 57,818 |
| General and administrative | 658 | — | 1,424 |
| Initial public offering costs | $ 15,239 | $ — | $ 60,559 |

(4) Represents costs associated with the RQI rights offering, which were recorded in general and administrative expense.
(5) Represents non-recurring expenses, which were recorded in distribution and service fees.

## Reconciliation of U.S. GAAP to As Adjusted Financial Results
## Non-operating Income (Loss)

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Non-operating income (loss), U.S. GAAP** | $ (19,041) | $ 21,572 | $ (1,670) |
| Seed investments [1] | 24,245 | (21,858) | 2,157 |
| Foreign currency exchange (gains) losses—net [2] | (4,741) | (475) | 871 |
| Non-operating income (loss), as adjusted | $ 463 | $ (761) | $ 1,358 |

(1) Represents amounts related to the deconsolidation of seed investments in consolidated investment vehicles as well as non-operating (income) loss from seed investments that were not consolidated.
(2) Represents net foreign currency exchange (gains) losses associated with U.S. dollar-denominated assets held by certain foreign subsidiaries.

## Changes in Financial Condition, Liquidity and Capital Resources

We seek to maintain a balance sheet that supports our business strategies and provides the appropriate amount of liquidity at all times.

### Net Liquid Assets

Our current financial condition is highly liquid and is primarily comprised of cash and cash equivalents, liquid seed investments and other current assets. Liquid assets are reduced by current liabilities, which are generally defined as obligations due within one year (together, net liquid assets).

The table below summarizes net liquid assets:

| (in thousands) | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Cash and cash equivalents | $ 247,418 | $ 184,373 |
| Liquid seed investments—net | 67,987 | 62,679 |
| Other current assets | 70,716 | 84,533 |
| Current liabilities | (114,522) | (118,888) |
| Net liquid assets | $ 271,599 | $ 212,697 |

### Cash and cash equivalents

Cash and cash equivalents are on deposit with several highly rated financial institutions and include short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

### Liquid seed investments—net

Liquid seed investments are generally traded in active markets on major exchanges and can typically be liquidated within a normal settlement cycle. Liquid seed investments include corporate securities held directly for the purpose of establishing performance track records and the Company's economic interest in consolidated investment vehicles and are presented net of noncontrolling interests.

### Other current assets

Other current assets primarily represent investment advisory and administration fees receivable. At December 31, 2022, institutional accounts comprised 46.3% of total accounts receivable, while open-end and closed-end funds, together, comprised 48.0% of total accounts receivable. We perform a review of our receivables on an ongoing basis in order to assess collectability and, based on our analysis at December 31, 2022, there was no allowance for uncollectible accounts required.

### Current liabilities

Current liabilities included accrued compensation and benefits, distribution and service fees payable, operating lease obligations due within 12 months, certain income taxes payable and other liabilities and accrued expenses.

### Future capital needs

Our business has become more capital intensive, primarily through co-investment opportunities. Potential uses of capital range from funding the upfront costs associated with closed-end fund launches and rights offerings, seeding new strategies and vehicles, co-investing in private real estate vehicles, and making various one-time investments to grow our firm infrastructure as our business scales. In order to provide us with the financial flexibility to pursue these opportunities, on January 20, 2023, we entered into a Credit Agreement providing for a $100 million senior unsecured revolving credit facility maturing on January 20, 2026. Borrowings under the Credit Agreement will be used for working capital and other general corporate purposes. To date, we have not drawn on the credit agreement.

During August 2022, we entered into a lease agreement for our new corporate headquarters in New York City. In connection with the build-out of our new space, we expect to incur costs of approximately $40.0 million to $50.0 million, net of lease incentives. The lease for our current corporate headquarters, also in New York City, is scheduled to expire in January 2024.

We have committed to invest up to $50.0 million in Cohen & Steers Real Estate Opportunities Fund, L.P. (REOF) of which $32.6 million remains unfunded. In addition, we have committed to invest up to $125.0 million in Cohen & Steers Income Opportunities REIT, Inc. (CNSREIT) of which $124.8 million remains unfunded. The timing for funding the remaining portion of our commitments is determined by the investment vehicles.

*Cash flows*

Our cash flows generally result from the operating activities of our business, with investment advisory and administration fees being the most significant contributor.

The table below summarizes our cash flows:

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Cash Flow Data:** | | | |
| Net cash provided by (used in) operating activities | $ 61,680 | $ 242,901 | $ 89,186 |
| Net cash provided by (used in) investing activities | (2,857) | 47,648 | (1,770) |
| Net cash provided by (used in) financing activities | 8,975 | (145,426) | (148,895) |
| Net increase (decrease) in cash and cash equivalents | 67,798 | 145,123 | (61,479) |
| Effect of foreign exchange rate changes on cash and cash equivalents | (4,440) | (999) | 1,359 |
| Cash and cash equivalents, beginning of the period | 185,356 | 41,232 | 101,352 |
| Cash and cash equivalents, end of the period | $ 248,714 | $ 185,356 | $ 41,232 |

In 2022, cash and cash equivalents, excluding the effect of foreign exchange rate changes, increased by $67.8 million when compared with 2021. Cash flows from operating activities primarily consisted of net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash provided by operating activities was $61.7 million. Net cash used in investing activities was $2.9 million, which included purchases of property and equipment of $4.2 million, partially offset by net proceeds from the sales and maturities of U.S. Treasury securities held for corporate purposes and securities held directly for the purpose of establishing performance track records of $1.0 million. Net cash provided by financing activities was $9.0 million, including net contributions from noncontrolling interests of $142.1 million, partially offset by dividends paid to stockholders of $107.4 million and repurchases of common stock to satisfy employee withholding tax obligations on the vesting and delivery of restricted stock units of $26.8 million.

In 2021, cash and cash equivalents, excluding the effect of foreign exchange rate changes, increased by $145.1 million when compared with 2020. The year ended December 31, 2020 included costs associated with the initial public offering of PTA and the RQI rights offering. Cash flows from operating activities primarily consisted of net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash provided by operating activities was $242.9 million. Net cash provided by investing activities was $47.6 million, which included $41.7 million of proceeds from the sales and maturities of U.S. Treasury securities held for corporate purposes and net proceeds of securities held directly for the purpose of establishing performance track records of $8.1 million. Net cash used in financing activities was $145.4 million, including dividends paid to stockholders of $147.6 million, which included a special dividend of $60.3 million paid on November 30, 2021, repurchases of common stock to satisfy employee withholding tax obligations on the vesting and delivery of restricted stock units of $22.6 million, partially offset by net contributions from noncontrolling interests of $23.7 million.

In 2020, cash and cash equivalents, excluding the effect of foreign exchange rate changes, decreased by $61.5 million when compared with 2019. The decrease in cash was primarily due to the payment of expenses of $60.6 million associated with the initial public offering of PTA and $12.0 million associated with the RQI rights offering for the year ended December 31, 2020. Cash flows from operating activities primarily consisted of net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash provided by operating activities was $89.2 million. Net cash used in investing activities was $1.8 million, primarily attributable to net purchases of securities held directly for the purpose of establishing performance track records of $7.3 million and purchases of property and equipment of $2.5 million, partially offset by $8.4 million of proceeds from the sales and maturities of U.S. Treasury securities held for corporate purposes. Net cash used in financing activities was $148.9 million, including dividends paid to stockholders of $122.5 million, which included a special dividend of $47.8 million paid on December 1, 2020 and repurchases of common stock to satisfy employee withholding tax obligations on the vesting and delivery of restricted stock units of $25.9 million.

## Contractual Obligations, Commitments and Contingencies

The following table summarizes our contractual obligations at December 31, 2022:

| (in thousands) | 2023 | 2024 | 2025 | 2026 | 2027 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Operating leases [1] | $ 11,824 | $ 10,880 | $ 13,038 | $ 13,038 | $ 13,038 | $161,161 | $ 222,979 |
| Purchase obligations [2] | 6,173 | 4,540 | 3,305 | 2,382 | 316 | — | 16,716 |
| Other liability [3] | 1,246 | 1,662 | 2,077 | — | — | — | 4,985 |
| Total | $ 19,243 | $ 17,082 | $ 18,420 | $ 15,420 | $ 13,354 | $161,161 | $ 244,680 |

(1) Includes new lease agreement for our future corporate headquarters in New York City. The lease, which has a 16-year term, carries a commitment of approximately $210.1 million.

(2) Represents contracts which are either noncancellable or cancellable with a penalty. Our obligations primarily reflected information technology equipment, software licenses and standard service contracts for market data.

(3) Consists of the transition tax liability based on the cumulative undistributed earnings and profits of our foreign subsidiaries in connection with the enactment of the Tax Cuts and Jobs Act in 2017. See Note 14, *Income Taxes*, in the notes to the consolidated financial statements included in Part IV, Item 15 of this filing.

### Investment Commitments

We have committed to invest up to $50.0 million in REOF. As of December 31, 2022, we had funded $17.4 million of this commitment. In addition, we have committed to invest up to $125.0 million in CNSREIT. As of December 31, 2022, we had funded $0.2 million of this commitment. The timing for funding the remaining portion of our commitments is determined by the investment vehicles.

### Dividends

Subject to the approval of our Board of Directors, we anticipate paying dividends. When determining whether to pay a dividend, we take into account general economic and business conditions, our strategic plans, our results of operations and financial condition, contractual, legal and regulatory restrictions on the payment of dividends, if any, by us and our subsidiaries and such other factors deemed relevant.

On February 23, 2023, we declared a quarterly dividend on our common stock in the amount of $0.57 per share. This dividend will be payable on March 16, 2023 to stockholders of record at the close of business on March 6, 2023.

### Contingencies

Due to the uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at December 31, 2022, the Company is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $5.0 million of gross unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 14, *Income Taxes*, in the notes to the consolidated financial statements included in Part IV, Item 15 of this filing.

### Net Capital Requirements

Several of our subsidiaries are subject to minimum net capital requirements by the local laws and regulations to which they are subject. As of December 31, 2022, each of our subsidiaries subject to a minimum net capital requirement satisfied the applicable requirement. See Note 12, *Regulatory Requirements*, in the notes to the consolidated financial statements included in Part IV, Item 15.

## Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Our significant accounting policies are disclosed in Note 2, *Summary of Significant Accounting Policies*, in the notes to the consolidated financial statements included in Part IV, Item 15 of this filing and should be read in conjunction with the summarized information below. Management considers the following accounting estimates critical to an informed review of our consolidated financial statements as they require management to make certain judgments about matters that may be uncertain at the time the estimates were determined.

*Valuation of Investments*

There is no established market for private real estate investments, and there may not be any comparable public market valuations. As a result, the valuation of a private real estate investment may be based on imperfect information and is subject to inherent uncertainties, and the resulting values may differ from values that would have been determined had a ready market existed for such investments, from values placed on such investments by other investors and from prices at which such investments may ultimately be sold.

We have retained an independent valuation services firm to assist in the determination of the fair value of certain of our private real estate investments. Each real property investment is valued no less than quarterly in accordance with the applicable governing documents. Limited partnerships that hold real property investments are valued using the valuation methodology we deem most appropriate and consistent with industry best practices and market conditions. We expect the primary methodology used to value real property investments will be the income approach, whereby value is derived by determining the present value of an asset's expected stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates actual contractual lease income, professional judgments regarding comparable rental and operating expense data, the capitalization or discount rate and projections of future rent and expenses based on appropriate market evidence, and other subjective factors. Other methodologies that may also be used to value a real property investment include, among other approaches, sales comparisons and cost approaches. We will monitor the real property investments for material events that we believe may be expected to have a material impact on the most recent estimated fair values of such real property investments.

*Income Taxes*

We operate globally through our subsidiaries and therefore must allocate our income, expenses, and earnings taking into account various laws and regulations. Our tax provision represents an estimate of the total liability that we have incurred as a result of our global operations. The determination of our annual provision is subject to judgments and estimates and the actual results included in our annual tax returns may vary from the amounts reported in our consolidated financial statements. Accordingly, we recognize additions to, or reductions from, income tax expense during reporting periods that may pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and audits, if any, are settled. Such adjustments are recognized in the quarterly period in which they are determined.

In addition, we record current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements in accordance with the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years at tax rates that are expected to apply in those years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years at tax rates that are expected to apply in those years. We record a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in several jurisdictions across our global operations. In accordance with Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740), a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may differ from our current estimate of the unrecognized tax benefit liabilities. These differences are reflected as increases or decreases in income tax expense in the period in which new information becomes available.

**Recently Issued Accounting Pronouncements**

See discussion of Recently Issued Accounting Pronouncements in Note 2 of the consolidated financial statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to risk as a result of changes in interest and currency rates, securities markets and general economic conditions including inflation, which may have an adverse impact on the value of our assets under management and our seed investments. The majority of our revenue is derived from investment advisory and administration fees which are based on average assets under management. Accordingly, where there are changes in the value of the assets we manage as a result of market fluctuations, our revenue and the value of our seed investments may change.

The economic environment may also preclude us from increasing the assets we manage in closed-end funds. The market conditions for these offerings may not be as favorable in the future, which could adversely impact our ability to grow the assets we manage. Depending on market conditions, the closed-end funds we manage may increase or decrease their leverage in order to maintain the funds' target leverage ratios, thereby increasing or decreasing the assets we manage.

### Corporate Seed investments—net

Our seed investments are comprised of both liquid and illiquid holdings. Liquid seed investments are generally traded in active markets on major exchanges and can typically be liquidated within a normal settlement cycle. Illiquid seed investments are generally comprised of limited partnership interests in private real estate vehicles for which there may be contractual restrictions on redemption.

Our seed investments are subject to market risk. We may mitigate this risk by entering into derivative contracts designed to hedge certain portions of our risk. The following table summarizes the effect of a ten percent increase or decrease on the carrying value of our seed investments, which are presented net of noncontrolling interests, if any, as of December 31, 2022 (in thousands):

| | Carrying Value | | Notional Value - Hedges | | Net Carrying Value | | Net Carrying Value Assuming a 10% increase | | Net Carrying Value Assuming a 10% decrease |
|---|---|---|---|---|---|---|---|---|---|
| Liquid seed investments—net | $ | 67,987 | $ | (33,637) | $ | 34,350 | $ | 37,785 | $ | 30,915 |
| Illiquid seed investments—net | $ | 15,076 | $ | — | $ | 15,076 | $ | 16,584 | $ | 13,568 |

## Item 8. Financial Statements and Supplementary Data

The report of our independent registered public accounting firm and financial statements listed in the accompanying index are included in Item 15 of this Annual Report on Form 10-K. See the Index to Financial Statements on page F-1.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure matters.

## Item 9A. Controls and Procedures

### Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting is located on page F-2 of this Annual Report on Form 10-K and Deloitte & Touche LLP's report on the effectiveness of our internal control over financial reporting is located on page F-3.

### Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

## Item 9B. Other Information

None.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the headings "Nominee Information" and "Other Executive Officers" of the Proxy Statement is incorporated by reference herein.

The information regarding our Code of Business Conduct and Ethics and committees of our Board of Directors under the headings "Corporate Governance" and "Board Meetings and Committees" in the Proxy Statement is incorporated by reference herein.

### Item 11. Executive Compensation

The information contained under the headings "Executive Compensation", "Board Meetings and Committees" and "Report of the Compensation Committee" of the Proxy Statement is incorporated by reference herein to the extent required by this Item 11.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings "Ownership of Cohen & Steers Common Stock" and "Equity Compensation Plan Information" of the Proxy Statement is incorporated by reference herein.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" of the Proxy Statement is incorporated by reference herein.

### Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services set forth under the heading "Ratification of the Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated by reference herein.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules**

(a)  1  Financial Statements
        Included herein at pages F-1 through F-31.

     2  Financial Data Schedules
        All schedules have been omitted because they are not applicable, not required, or the information required is included in the financial statements or notes thereto.

     3  Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

| Exhibit Number | | Description |
|---|---|---|
| 3.1 | — | Form of Amended and Restated Certificate of Incorporation of the Company (1) |
| 3.2 | — | Amended and Restated Bylaws of the Company (10) |
| 4.1 | — | Specimen Common Stock Certificate (5) |
| 4.2 | — | Form of Registration Rights Agreement among the Company, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust (1) |
| 4.3 | — | Description of the Registrant's Securities (8) |
| 10.1 | — | Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers* (1) |
| 10.2 | — | Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan* (6) |
| 10.4 | — | Amended and Restated Cohen & Steers, Inc. Employee Stock Purchase Plan* (2) |
| 10.5 | — | Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan* (3) |
| 10.6 | — | Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers* (4) |
| 10.7 | — | Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan (7) |
| 10.8 | — | Letter Agreement between the Company and Robert H. Steers* (9) |
| 10.9 | — | Credit Agreement, dated as of January 20, 2023, among Cohen & Steers, Inc., Bank of America, N.A., as administrative agent, sole lead arranger and sole bookrunner, State Street Bank and Trust Company, as syndication agent, and the other lending institutions from time to time party thereto (11) |
| 21.1 | — | Subsidiaries of the Company (filed herewith) |
| 23.1 | — | Consent of Deloitte & Touche LLP (filed herewith) |
| 31.1 | — | Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 31.2 | — | Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 32.1 | — | Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 32.2 | — | Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 101 | — | The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to the Consolidated Financial Statements. |
| 104 | — | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.
(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 13, 2013.
(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(5) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.
(6) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 9, 2022.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017.
(8) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.
(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2021.
(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
(11) Incorporated by reference to the Company's Current Report on Form 8-K filed on January 23, 2023.
* Denotes compensatory plan.

**Item 16. Form 10-K Summary**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COHEN & STEERS, INC.

By:  /s/ Joseph M. Harvey
_____

Joseph M. Harvey
Chief Executive Officer, President and Director

February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Martin Cohen<br>Martin Cohen | Chairman and Director | February 24, 2023 |
| /s/ Robert H. Steers<br>Robert H. Steers | Executive Chairman and Director | February 24, 2023 |
| /s/ Joseph M. Harvey<br>Joseph M. Harvey | Chief Executive Officer, President and Director (Principal Executive Officer) | February 24, 2023 |
| /s/ Matthew S. Stadler<br>Matthew S. Stadler | Chief Financial Officer (Principal Financial Officer) | February 24, 2023 |
| /s/ Elena Dulik<br>Elena Dulik | Chief Accounting Officer (Principal Accounting Officer) | February 24, 2023 |
| /s/ Reena Aggarwal<br>Reena Aggarwal | Director | February 24, 2023 |
| /s/ Frank T. Connor<br>Frank T. Connor | Director | February 24, 2023 |
| /s/ Peter L. Rhein<br>Peter L. Rhein | Director | February 24, 2023 |
| /s/ Richard P. Simon<br>Richard P. Simon | Director | February 24, 2023 |
| /s/ Dasha Smith<br>Dasha Smith | Director | February 24, 2023 |
| /s/ Edmond D. Villani<br>Edmond D. Villani | Director | February 24, 2023 |

## TABLE OF CONTENTS
## FINANCIAL STATEMENTS

# COHEN & STEERS, INC.
## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cohen & Steers, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with accounting principles generally accepted in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's internal control over financial reporting (1) includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on its assessment, our management believes that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the accompanying Consolidated Financial Statements has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the following page.

February 24, 2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Cohen & Steers, Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Cohen & Steers, Inc. and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

## Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

***Income Taxes - Unrecognized Tax Benefits - Refer to Note 14 to the consolidated financial statements***

*Critical Audit Matter Description*

As discussed in Note 14 to the financial statements, as of December 31, 2022, the Company had $5.0 million of gross unrecognized tax benefits.

The Company records unrecognized tax benefits as liabilities in accordance with Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740) and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may differ from the Company's current estimates of the unrecognized tax benefit liabilities. These differences are reflected as increases or decreases in income tax expense in the period in which new information becomes available.

We identified the evaluation of the Company's unrecognized tax benefits as a critical audit matter because the calculation of these tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's global operations. Tax laws and regulations are subject to change in jurisdictions where the Company operates, coupled with uncertainty associated with interpretations of applicable tax law provisions.

In accordance with ASC 740, a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. Auditing management's analysis of its uncertain tax positions and resulting unrecognized income tax benefits required a high degree of auditor judgment due to limited publicly available information regarding resolution of litigation appeals in different jurisdictions and absence of clarifying guidance from government agencies, resulting in an increased extent of effort to evaluate management's analysis, including the need to involve our income tax specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the evaluation of unrecognized tax benefits included the following, among others:
- We tested the effectiveness of controls that address the risks of material misstatement relating to uncertain tax positions.
- We, with the support of our income tax specialists, evaluated the recognition, measurement and accuracy of unrecognized tax benefits. Our procedures included but were not limited to:
  - On a sample basis, inspected the Company's analysis of uncertain income tax positions and examined the reasonableness of the assumptions and calculations the Company used to develop the related unrecognized tax benefit amounts by position and jurisdiction.
  - On a sample basis, tested the roll forward of unrecognized tax benefits from the prior year.
  - For sampled positions, obtained the Company's supporting documentation to assess the technical tax merit, the more-likely-than-not recognition, and measurement thresholds, and examined interpretation and application of relevant tax laws in the Company's recognition determination.
  - Evaluated the Company's income tax disclosures concerning these matters included in Note 14 to the consolidated financial statements.
  - Tested whether selected unrecognized tax benefits were consistent with evidence obtained in other

areas of the audit.
- Based on company specific activities, performed completeness test of uncertain tax positions identified.
- For those uncertain tax positions which have not been effectively settled, we inspected whether management had appropriately considered new information that could significantly change the recognition, measurement, or disclosure of the uncertain tax positions.

***Fair Value - Level 3 Investments - Refer to Notes 4 and 5 to the consolidated financial statements***

*Critical Audit Matter Description*

Certain of the Company's consolidated funds have Level 3 investments that are reported at fair value. The fair value of these investments is determined based on unobservable pricing inputs. These investments have limited observable market activity and the inputs used in the determination of fair value require significant management judgment or estimation.

We identified the valuation of these investments as a critical audit matter because of the unobservable pricing inputs used to estimate their value, and changes in the value of these investments directly impacts the amount of unrealized gain/loss the Company recognizes for the period. Performing audit procedures to evaluate the appropriateness of these inputs used in determining the fair value required a high degree of auditor judgment and an increased extent of effort, including the need to involve our specialists who possess significant valuation expertise.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the unobservable pricing inputs used by management to estimate the fair values of these investments included the following, among others:
- We tested the design, implementation, and operating effectiveness of controls over the determination of the value of these investments.
- With the assistance of our fair value specialists, we evaluated management's valuation methodologies and assumptions (or "inputs"), including their determination of the unobservable pricing inputs used to determine fair value. Our procedures included but were not limited to:
  - Testing the underlying source information of the assumptions, as well as developing a range of independent estimates and comparing those to the inputs used by management.
  - Evaluating the impact of current market events and conditions, as well as relevant comparable transactions, on the valuation techniques and assumptions used by management (e.g., sector and geographic location performance, occupancy rates and other market fundamentals, and interest rate environment).
  - Assessing the consistency with which management applied its process.

/s/    DELOITTE & TOUCHE LLP

New York, New York
February 24, 2023
We have served as the Company's auditor since 2003.

## COHEN & STEERS, INC. AND SUBSIDIARIES
### CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
#### (in thousands, except share data)

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ 247,418 | $ 184,373 |
| Investments ($134,929 and $127,912) [(1)] | 172,955 | 154,654 |
| Accounts receivable | 70,193 | 84,090 |
| Due from brokers ($38 and $1,340) [(1)] | 2,080 | 3,567 |
| Property and equipment—net | 8,757 | 8,938 |
| Operating lease right-of-use assets—net | 136,430 | 22,009 |
| Goodwill and intangible assets—net | 19,049 | 19,696 |
| Other assets ($576 and $1,589) [(1)] | 16,497 | 15,360 |
| Total assets | $ 673,379 | $ 492,687 |
| **Liabilities:** | | |
| Accrued compensation and benefits | $ 77,764 | $ 79,167 |
| Distribution and service fees payable | 8,421 | 10,183 |
| Operating lease liabilities | 138,809 | 24,525 |
| Income tax payable | 7,750 | 22,611 |
| Due to brokers ($11 and $926) [(1)] | 835 | 927 |
| Other liabilities and accrued expenses ($664 and $689) [(1)] | 12,857 | 10,948 |
| Total liabilities | 246,436 | 148,361 |
| **Commitments and contingencies (See Note 13)** | | |
| **Redeemable noncontrolling interests** | 85,335 | 89,143 |
| **Stockholders' equity:** | | |
| Common stock, $0.01 par value; 500,000,000 shares authorized; 55,051,975 and 54,267,309 shares issued at December 31, 2022 and 2021, respectively | 551 | 543 |
| Additional paid-in capital | 769,373 | 715,847 |
| Accumulated deficit | (171,417) | (231,967) |
| Accumulated other comprehensive loss | (10,784) | (5,886) |
| Treasury stock, at cost, 6,329,178 and 5,997,239 shares at December 31, 2022 and 2021, respectively | (250,169) | (223,354) |
| Total stockholders' equity attributable to Cohen & Steers, Inc. | 337,554 | 255,183 |
| Nonredeemable noncontrolling interests | 4,054 | — |
| Total stockholders' equity | 341,608 | 255,183 |
| Total liabilities, redeemable noncontrolling interests and stockholders' equity | $ 673,379 | $ 492,687 |

(1)  Asset and liability amounts in parentheses represent the aggregated balances at December 31, 2022 and 2021 attributable to variable interest entities consolidated by the Company. Refer to Note 4, *Investments* for further discussion.

*See notes to consolidated financial statements*

# COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except per share data)

| | Years Ended December 31, | | |
| --- | ---: | ---: | ---: |
| | **2022** | **2021** | **2020** |
| **Revenue:** | | | |
| Investment advisory and administration fees | $ 529,311 | $ 543,544 | $ 395,037 |
| Distribution and service fees | 35,093 | 37,630 | 30,134 |
| Other | 2,502 | 2,658 | 2,365 |
| Total revenue | 566,906 | 583,832 | 427,536 |
| **Expenses:** | | | |
| Employee compensation and benefits | 208,831 | 195,443 | 156,457 |
| Distribution and service fees | 82,928 | 75,891 | 115,084 |
| General and administrative | 54,826 | 48,034 | 56,286 |
| Depreciation and amortization | 4,383 | 4,092 | 4,652 |
| Total expenses | 350,968 | 323,460 | 332,479 |
| **Operating income** | 215,938 | 260,372 | 95,057 |
| **Non-operating income (loss):** | | | |
| Interest and dividend income—net | 6,818 | 2,877 | 3,362 |
| Gain (loss) from investments—net | (25,106) | 18,784 | (4,116) |
| Foreign currency gain (loss)—net | (753) | (89) | (916) |
| Total non-operating income (loss) | (19,041) | 21,572 | (1,670) |
| Income before provision for income taxes | 196,897 | 281,944 | 93,387 |
| Provision for income taxes | 47,411 | 55,790 | 18,222 |
| Net income | 149,486 | 226,154 | 75,165 |
| Net (income) loss attributable to noncontrolling interests | 21,556 | (14,758) | 1,419 |
| Net income attributable to common stockholders | $ 171,042 | $ 211,396 | $ 76,584 |
| **Earnings per share attributable to common stockholders:** | | | |
| Basic | $ 3.51 | $ 4.38 | $ 1.60 |
| Diluted | $ 3.47 | $ 4.31 | $ 1.57 |
| **Weighted average shares outstanding:** | | | |
| Basic | 48,781 | 48,316 | 47,800 |
| Diluted | 49,297 | 49,090 | 48,676 |

*See notes to consolidated financial statements*

## COHEN & STEERS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### (in thousands)

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2022 | | 2021 | | 2020 |
| Net income | $ | 149,486 | $ | 226,154 | $ | 75,165 |
| Net (income) loss attributable to noncontrolling interests | | 21,556 | | (14,758) | | 1,419 |
| Net income attributable to common stockholders | | 171,042 | | 211,396 | | 76,584 |
| **Other comprehensive income (loss):** | | | | | | |
| Foreign currency translation gain (loss) | | (4,898) | | (1,752) | | 2,192 |
| Total comprehensive income attributable to common stockholders | $ | 166,144 | $ | 209,644 | $ | 78,776 |

*See notes to consolidated financial statements*

# COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

### (in thousands)

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Nonredeemable Noncontrolling Interests | Total Stockholders' Equity | Redeemable Noncontrolling Interests | Shares of Common Stock, Net |
|---|---|---|---|---|---|---|---|---|---|
| **January 1, 2020** | $ 527 | $636,788 | $ (242,461) | $ (6,326) | $(174,825) | $ — | $ 213,703 | $ 53,412 | 47,250 |
| Dividends ($2.56 per share) | — | — | (125,665) | — | — | — | (125,665) | — | — |
| Issuance of common stock | 8 | 1,002 | — | — | — | — | 1,010 | — | 883 |
| Repurchase of common stock | — | — | — | — | (25,937) | — | (25,937) | — | (345) |
| Issuance of restricted stock units—net | — | 3,865 | — | — | — | — | 3,865 | — | — |
| Amortization of restricted stock units—net | — | 28,487 | — | — | — | — | 28,487 | — | — |
| Net income (loss) | — | — | 76,584 | — | — | — | 76,584 | (1,419) | — |
| Other comprehensive income (loss) | — | — | — | 2,192 | — | — | 2,192 | — | — |
| Net contributions (distributions) attributable to noncontrolling interests | — | — | — | — | — | — | — | (1,328) | — |
| **December 31, 2020** | $ 535 | $670,142 | $ (291,542) | $ (4,134) | $(200,762) | $ — | $ 174,239 | $ 50,665 | 47,788 |
| Dividends ($3.05 per share) | — | — | (151,821) | — | — | — | (151,821) | — | — |
| Issuance of common stock | 8 | 1,170 | — | — | — | — | 1,178 | — | 805 |
| Repurchase of common stock | — | — | — | — | (22,592) | — | (22,592) | — | (323) |
| Issuance of restricted stock units—net | — | 6,389 | — | — | — | — | 6,389 | — | — |
| Amortization of restricted stock units—net | — | 38,146 | — | — | — | — | 38,146 | — | — |
| Net income (loss) | — | — | 211,396 | — | — | — | 211,396 | 14,758 | — |
| Other comprehensive income (loss) | — | — | — | (1,752) | — | — | (1,752) | — | — |
| Net contributions (distributions) attributable to noncontrolling interests | — | — | — | — | — | — | — | 23,720 | — |
| **December 31, 2021** | $ 543 | $715,847 | $ (231,967) | $ (5,886) | $(223,354) | $ — | $ 255,183 | $ 89,143 | 48,270 |
| Dividends ($2.20 per share) | — | — | (110,492) | — | — | — | (110,492) | — | — |
| Issuance of common stock | 8 | 1,219 | — | — | — | — | 1,227 | — | 785 |
| Repurchase of common stock | — | — | — | — | (26,815) | — | (26,815) | — | (332) |
| Issuance of restricted stock units—net | — | 5,803 | — | — | — | — | 5,803 | — | — |
| Amortization of restricted stock units—net | — | 46,504 | — | — | — | — | 46,504 | — | — |
| Net income (loss) | — | — | 171,042 | — | — | (765) | 170,277 | (20,791) | — |
| Other comprehensive income (loss) | — | — | — | (4,898) | — | — | (4,898) | — | — |
| Net contributions (distributions) attributable to noncontrolling interests | — | — | — | — | — | 4,819 | 4,819 | 137,280 | — |
| Net consolidation (deconsolidation) of investment vehicles | — | — | — | — | — | — | — | (120,297) | — |
| **December 31, 2022** | $ 551 | $769,373 | $ (171,417) | $ (10,784) | $(250,169) | $ 4,054 | $ 341,608 | $ 85,335 | 48,723 |

*See notes to consolidated financial statements*

# COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 149,486 | $ 226,154 | $ 75,165 |
| **Adjustments to reconcile net income to net cash provided by (used in) operating activities:** | | | |
| Stock-based compensation expense—net | 49,352 | 40,464 | 29,337 |
| Depreciation and amortization | 5,552 | 5,690 | 6,145 |
| Amortization of right-of-use assets | 11,798 | 10,343 | 10,128 |
| (Gain) loss from investments—net | 25,106 | (18,784) | 4,116 |
| Deferred income taxes | (1,199) | 104 | 107 |
| Foreign currency (gain) loss | 1,587 | 1,974 | (1,269) |
| **Changes in operating assets and liabilities:** | | | |
| Accounts receivable | 12,310 | (16,384) | (9,310) |
| Due from brokers | (1,632) | 1,539 | (3,382) |
| Investments within consolidated investment vehicles | (170,372) | (27,525) | (3,605) |
| Other assets | 5,229 | 2,894 | (2,245) |
| Accrued compensation and benefits | (1,403) | 22,783 | 4,622 |
| Distribution and service fees payable | (1,762) | 2,435 | 430 |
| Operating lease liabilities | (11,935) | (11,550) | (11,314) |
| Due to brokers | 3,046 | 450 | 135 |
| Income tax payable | (15,036) | 9,991 | (9,640) |
| Other liabilities and accrued expenses | 1,553 | (7,677) | (234) |
| Net cash provided by (used in) operating activities | 61,680 | 242,901 | 89,186 |
| **Cash flows from investing activities:** | | | |
| Purchases of investments | (145,345) | (54,043) | (70,963) |
| Proceeds from sales and maturities of investments | 146,711 | 104,386 | 71,695 |
| Purchases of property and equipment | (4,223) | (2,695) | (2,502) |
| Net cash provided by (used in) investing activities | (2,857) | 47,648 | (1,770) |
| **Cash flows from financing activities:** | | | |
| Issuance of common stock—net | 1,043 | 1,001 | 859 |
| Repurchase of common stock | (26,815) | (22,592) | (25,937) |
| Dividends to stockholders | (107,352) | (147,555) | (122,489) |
| Net contributions (distributions) from noncontrolling interests | 142,099 | 23,720 | (1,328) |
| Net cash provided by (used in) financing activities | 8,975 | (145,426) | (148,895) |
| Net increase (decrease) in cash and cash equivalents | 67,798 | 145,123 | (61,479) |
| Effect of foreign exchange rate changes on cash and cash equivalents | (4,440) | (999) | 1,359 |
| Cash and cash equivalents, beginning of the year | 185,356 | 41,232 | 101,352 |
| Cash and cash equivalents, end of the year | $ 248,714 | $ 185,356 | $ 41,232 |

*See notes to consolidated financial statements*

**Supplemental disclosures of cash flow information:**

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated statements of financial condition to the cash and cash equivalents reported within the consolidated statements of cash flows above:

| | As of December 31, | | |
|---|---|---|---|
| *(in thousands)* | **2022** | **2021** | **2020** |
| Cash and cash equivalents | $ 247,418 | $ 184,373 | $ 41,232 |
| Cash included in investments [1] | 1,296 | 983 | — |
| Total cash and cash equivalents within consolidated statements of cash flows | $ 248,714 | $ 185,356 | $ 41,232 |

---

(1) Cash included in investments represents operating cash held in consolidated investment vehicles.

For the years ended December 31, 2022, 2021 and 2020, the Company paid taxes, net of tax refunds, of $63.6 million, $45.7 million and $27.7 million, respectively.

**Supplemental disclosures of non-cash investing and financing activities:**

In connection with its stock incentive plan, the Company issued dividend equivalents in the form of restricted stock units, net of forfeitures, in the amount of $3.1 million, $4.3 million and $3.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in the issuance of restricted stock units—net and in dividends in the consolidated statements of changes in stockholders' equity.

Effective August 1, 2022, the Company's proportionate ownership interest in a variable interest entity, the Cohen & Steers SICAV Diversified Real Assets Fund (SICAV RAP), fell below 10% and the Company deconsolidated the assets and liabilities of SICAV RAP resulting in a non-cash reduction of $120.3 million from both investments and redeemable noncontrolling interests.

## 1. Basis of Presentation

Cohen & Steers, Inc. (CNS) was organized as a Delaware corporation on March 17, 2004. CNS is the holding company for its direct and indirect subsidiaries, including Cohen & Steers Capital Management, Inc. (CSCM), Cohen & Steers Securities, LLC (CSS), Cohen & Steers UK Limited (CSUK), Cohen & Steers Ireland Limited (CSIL), Cohen & Steers Asia Limited (CSAL) and Cohen & Steers Japan Limited (CSJL) (collectively, the Company).

The Company is a global investment manager specializing in real assets and alternative income, including real estate, preferred securities, infrastructure, resource equities, commodities, as well as multi-strategy solutions. Founded in 1986, the Company is headquartered in New York City, with offices in London, Dublin, Hong Kong and Tokyo.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements set forth herein include the accounts of CNS and its direct and indirect subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

## 2. Summary of Significant Accounting Policies

*Accounting Estimates*—The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

*Consolidation of Investment Vehicles*—The Company's financial interests in investment vehicles, including the management fees that are received, are evaluated at inception and thereafter, if there is a reconsideration event, in order to determine whether to apply the Variable Interest Entity (VIE) model or the Voting Interest Entity (VOE) model.

A VIE is an entity in which either the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or the group of holders of the equity investment at risk lack certain characteristics of a controlling financial interest. The primary beneficiary is the entity that has the power to direct the activities of the VIE that most significantly affect its performance, and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Subscriptions and redemptions or amendments to the governing documents of the respective entities could affect an entity's status as a VIE or the determination of the primary beneficiary. Limited partnerships and similar entities are determined to be a VIE when the Company is the general partner and the limited partners do not hold substantive kick-out or participation rights. The Company assesses whether it is the primary beneficiary of any VIEs identified by evaluating its economic interests in the entity held either directly by the Company and its affiliates or indirectly through employees. VIEs for which the Company is deemed to be the primary beneficiary are consolidated.

Investments that are determined to be VOEs are consolidated when the Company's ownership interest is greater than 50% of the outstanding voting interests of the vehicle.

The Company records noncontrolling interests in consolidated investment vehicles for which the Company's ownership is less than 100%.

*Cash and Cash Equivalents*—Cash and cash equivalents are on deposit with several highly rated financial institutions and include short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

*Due from/to Brokers*—The Company, including the consolidated investment vehicles, may transact with brokers for certain investment activities. The clearing and custody operations for these investment activities are performed pursuant to contractual agreements. The due from/to brokers balances represent cash and/or cash collateral balances at brokers/custodians and/or receivables and payables for unsettled securities transactions with brokers/custodians.

*Investments*—Management of the Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination no less than on a quarterly basis. The Company's investments are categorized as follows:

- Equity investments at fair value are comprised of corporate investments and investments held within the consolidated investment vehicles, which generally represent common stocks, limited partnership interests, master limited partnership interests, preferred securities and other seed investments.

- Trading investments are comprised of corporate investments and investments held within the consolidated investment vehicles, which generally represent U.S. Treasury securities and investment-grade corporate debt securities.

- Equity method investments, which generally represent seed investments in investment vehicles for which the Company is able to exercise significant influence but not control over the investment. When using the equity method, the Company recognizes its respective share of net income or loss for the period which is recorded in gain (loss) from investments—net in the Company's consolidated statements of operations.

Realized and unrealized gains and losses on equity investments at fair value, trading investments and equity method investments are recorded in gain (loss) from investments—net in the Company's consolidated statements of operations.

From time to time, the Company, including the consolidated investment vehicles, may enter into derivative contracts, including options, futures and swaps contracts, to gain exposure to the underlying commodities markets or to economically hedge market risk of the underlying portfolios. Gains and losses on derivative contracts are recorded in gain (loss) from investments—net in the Company's consolidated statements of operations. The fair values of these instruments are recorded in other assets or other liabilities and accrued expenses on the Company's consolidated statements of financial condition.

Additionally, from time to time, the Company, including the consolidated investment vehicles, may enter into forward foreign exchange contracts to economically hedge currency exposure. These instruments are measured at fair value based on the prevailing forward exchange rate with gains and losses recorded in foreign currency gain (loss)—net in the Company's consolidated statements of operations. The fair values of these contracts are recorded in other assets or other liabilities and accrued expenses on the Company's consolidated statements of financial condition.

*Leases*—The Company determines if an arrangement is a lease at inception. The Company has operating leases for corporate offices and certain information technology equipment which are included in operating lease right-of-use (ROU) assets and operating lease liabilities on the Company's consolidated statements of financial condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the net present value of lease payments over the life of the lease. The majority of the Company's lease agreements do not provide an implicit rate. As a result, the Company used its estimated incremental borrowing rate based on the information available as of lease commencement dates in determining the present value of lease payments. The operating lease ROU assets reflect any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term.

The Company has certain lease agreements with non-lease components such as maintenance and executory costs, which are accounted for separately and not included in ROU assets.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of an asset may not be recoverable. Modification of a lease term would result in remeasurement of the lease liability and a corresponding adjustment to the ROU asset.

*Noncontrolling Interests*—Noncontrolling interests consist of third-party interests in the Company's consolidated investment vehicles. Noncontrolling interests that are not redeemable at the option of the investors are classified as nonredeemable noncontrolling interests and are included in stockholder's equity. Noncontrolling interests that are redeemable at the option of the investors are classified as redeemable noncontrolling interests and not treated as permanent equity. Redeemable noncontrolling interests are recorded at fair value which approximates the redemption value at each reporting period.

*Investment Advisory and Administration Fees*—The Company earns revenue by providing asset management services to institutional accounts, open-end and closed-end funds as well as model-based portfolios. Investment advisory fees are earned pursuant to the terms of investment management agreements and are generally based on a contractual fee rate applied to the average assets under management. The Company also earns administration fees from certain open-end and closed-end funds pursuant to the terms of underlying administration contracts. Administration fees are based on the average daily assets under management of such funds. Investment advisory and administration fee revenue is recognized when earned and is recorded net of any fund reimbursements. The investment advisory and administration contracts each include a single performance obligation as the services provided are not separately identifiable and are accounted for as a series satisfied over time using a time-based method (days elapsed). Additionally, investment advisory and administration fees represent variable consideration, as fees are based on average assets under management which fluctuate daily.

In certain instances, the Company may earn performance fees when specified performance hurdles are met during the performance period. Performance fees are forms of variable consideration and are not recognized until it becomes probable that there will not be a significant reversal of the cumulative revenue recognized.

*Distribution and Service Fee Revenue*—Distribution and service fee revenue is based on the average daily net assets of certain share classes of open-end funds distributed by CSS. Distribution and service fee revenue is earned daily and is recorded gross of any third-party distribution and service fee expense for applicable share classes.

Distribution fee agreements include a single performance obligation that is satisfied at a point in time when an investor purchases shares in an open-end fund. For all periods presented, a portion of the distribution fee revenue recognized in the period may relate to performance obligations satisfied (or partially satisfied) in prior periods. Service fee agreements include a single performance obligation as the services provided are not separately identifiable and are accounted for as a series satisfied over time using a time-based method (days elapsed). Additionally, distribution and service fees represent variable consideration, as fees are based on average assets under management which fluctuate daily.

*Distribution and Service Fee Expense*—Distribution and service fee expense includes distribution fees, shareholder servicing fees and intermediary assistance payments.

Distribution fees represent payments made to qualified intermediaries for assistance in connection with the distribution of certain open-end funds' shares and for other expenses such as advertising, printing and distribution of prospectuses to investors. Such amounts may also be used to pay financial intermediaries for services as specified in the terms of written agreements complying with Rule 12b-1 of the Investment Company Act of 1940. Distribution fees are based on average daily net assets under management of certain share classes of certain of the funds.

Shareholder servicing fees represent payments made to qualified intermediaries for shareholder account service and maintenance. These services are provided pursuant to written agreements with such qualified institutions. Shareholder servicing fees are generally based on average daily net assets under management.

Intermediary assistance payments represent payments to qualified intermediaries for activities related to distribution, shareholder servicing as well as marketing and support of certain open-end funds and are incremental to those described above. Intermediary assistance payments are generally based on average daily net assets under management.

*Stock-based Compensation*—The Company recognizes compensation expense for the grant-date fair value of restricted stock unit awards to certain employees. This expense is recognized over the period during which employees are required to provide service. Forfeitures are recorded as incurred. Any change to the key terms of an employee's award subsequent to the grant date is evaluated and, if necessary, accounted for as a modification. If the modification results in the remeasurement of the fair value of the award, the remeasured compensation cost is recognized over the remaining service period.

*Income Taxes*—The Company records the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements in accordance with the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years at tax rates that are expected to apply in those years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years at tax rates that are expected to apply in those years. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

The calculation of tax liabilities involves uncertainties in the application of complex tax laws and regulations across the Company's global operations. A tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, on the basis of the technical merits. The Company records potential interest and penalties related to uncertain tax positions in the provision for income taxes in the consolidated statements of operations.

*Currency Translation and Transactions*—Assets and liabilities of subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the applicable consolidated statement of financial condition date. Revenue and expenses of such subsidiaries are translated at average exchange rates during the period. The gains or losses resulting from translating non-U.S. dollar functional currency into U.S. dollars are included in the Company's consolidated statements of comprehensive income. The cumulative translation adjustment was $(10.8) million, $(5.9) million and $(4.1) million as of December 31, 2022, 2021 and 2020, respectively, and was reported within accumulated other comprehensive income (loss) on the consolidated statements of financial condition. Gains or losses resulting from transactions denominated in currencies other than the U.S. dollar within certain foreign subsidiaries and gains and losses arising on revaluation of U.S. dollar-denominated assets and liabilities held by certain foreign subsidiaries are included in foreign currency gain (loss)—net in the Company's consolidated statements of operations.

*Comprehensive Income*—The Company reports all changes in comprehensive income in the consolidated statements of comprehensive income. Comprehensive income generally includes net income or loss attributable to common stockholders and amounts attributable to foreign currency translation gain (loss).

*Recently Issued Accounting Pronouncements*—In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update 2022-03 (ASU), *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The standard clarifies that contractual sale restrictions are not considered in measuring the fair value of equity securities, which would be a change in practice for certain entities. The ASU also indicates that a contractual sale restriction is not a separate unit of account, and requires new disclosures for all entities with equity securities subject to a contractual sale restriction. This new guidance will be effective on January 1, 2024. The Company does not expect that the adoption of this new standard will have a material effect on the Company's consolidated financial statements and related disclosures.

## 3. Revenue

The following tables summarize revenue recognized from contracts with customers by client domicile and by investment vehicle:

| | | | Years ended December 31, | | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | | 2022 | | 2021 | | 2020 |
| **Client domicile:** | | | | | | |
| North America | $ | 496,368 | $ | 506,364 | $ | 363,834 |
| Japan | | 36,056 | | 38,039 | | 32,517 |
| Europe, Middle East and Africa | | 21,439 | | 26,330 | | 19,869 |
| Asia Pacific excluding Japan | | 13,043 | | 13,099 | | 11,316 |
| Total | $ | 566,906 | $ | 583,832 | $ | 427,536 |

| (in thousands) | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Investment vehicle:** | | | |
| Open-end funds | $ 326,172 | $ 328,647 | $ 233,634 |
| Institutional accounts | 134,012 | 146,345 | 115,876 |
| Closed-end funds | 106,722 | 108,840 | 78,026 |
| Total | $ 566,906 | $ 583,832 | $ 427,536 |

## 4. Investments

The following table summarizes the Company's investments:

| (in thousands) | December 31, 2022 | December 31, 2021 |
| --- | --- | --- |
| Equity investments at fair value | $ 157,646 | $ 130,930 |
| Trading | 15,289 | 23,711 |
| Equity method | 20 | 13 |
| Total investments | $ 172,955 | $ 154,654 |

The following table summarizes gain (loss) from investments—net, including derivative financial instruments, the majority of which are used to economically hedge certain exposures (see Note 6, Derivatives):

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Net realized gains (losses) during the period | $ 7,147 | $ 8,402 | $ (5,395) |
| Net unrealized gains (losses) during the period on investments still held at the end of the period | (32,253) | 10,382 | 1,279 |
| Gain (loss) from investments—net [1] | $ (25,106) | $ 18,784 | $ (4,116) |

---

(1) Included gain (loss) attributable to noncontrolling interests.

At December 31, 2022, the Company's consolidated VIEs included the Cohen & Steers SICAV Global Listed Infrastructure Fund (SICAV GLI), the Cohen & Steers SICAV Global Real Estate Fund (SICAV GRE), the Cohen & Steers Co-Investment Partnership, L.P. (GRP-CIP) and the Cohen & Steers Real Estate Opportunities Fund, L.P. (REOF). During the year ended December 31, 2022, SICAV RAP was deconsolidated. At December 31, 2021, the Company's consolidated VIEs included SICAV GLI, SICAV GRE, SICAV RAP, GRP-CIP and REOF.

The following tables summarize the consolidated statements of financial condition attributable to the Company's consolidated VIEs:

| *(in thousands)* | December 31, 2022 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | SICAV GLI | | SICAV GRE | | GRP-CIP | | REOF | | Total | |
| Assets [1] | | | | | | | | | | |
| Investments | $ | 36,296 | $ | 79,434 | $ | 147 | $ | 19,052 | $ | 134,929 |
| Due from brokers | | 11 | | — | | 27 | | — | | 38 |
| Other assets | | 151 | | 370 | | — | | 55 | | 576 |
| Total assets | | 36,458 | | 79,804 | | 174 | | 19,107 | | 135,543 |
| Liabilities [1] | | | | | | | | | | |
| Due to brokers | $ | 11 | $ | — | $ | — | $ | — | $ | 11 |
| Other liabilities and accrued expenses | | 91 | | 214 | | 5 | | 354 | | 664 |
| Total liabilities | | 102 | | 214 | | 5 | | 354 | | 675 |
| Net assets | $ | 36,356 | $ | 79,590 | $ | 169 | $ | 18,753 | $ | 134,868 |
| Attributable to the Company | $ | 19,116 | $ | 11,495 | $ | 169 | $ | 14,699 | $ | 45,479 |
| Attributable to noncontrolling interests | | 17,240 | | 68,095 | | — | | 4,054 | | 89,389 |
| Net assets | $ | 36,356 | $ | 79,590 | $ | 169 | $ | 18,753 | $ | 134,868 |

(1) The assets may only be used to settle obligations of each VIE and the liabilities are the sole obligation of each VIE, for which creditors do not have recourse to the general credit of the Company.

| *(in thousands)* | December 31, 2021 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | SICAV GLI | | SICAV GRE | | SICAV RAP | | GRP-CIP | | REOF | | Total | |
| Assets [1] | | | | | | | | | | | | |
| Investments | $ | 8,266 | $ | 57,354 | $ | 59,493 | $ | 150 | $ | 2,649 | $ | 127,912 |
| Due from brokers | | — | | 1,107 | | 86 | | 147 | | — | | 1,340 |
| Other assets | | 42 | | 214 | | 740 | | — | | 593 | | 1,589 |
| Total assets | | 8,308 | | 58,675 | | 60,319 | | 297 | | 3,242 | | 130,841 |
| Liabilities [1] | | | | | | | | | | | | |
| Due to brokers | $ | — | $ | 347 | $ | 579 | $ | — | $ | — | $ | 926 |
| Other liabilities and accrued expenses | | 35 | | 126 | | 108 | | 5 | | 415 | | 689 |
| Total liabilities | | 35 | | 473 | | 687 | | 5 | | 415 | | 1,615 |
| Net assets | $ | 8,273 | $ | 58,202 | $ | 59,632 | $ | 292 | $ | 2,827 | $ | 129,226 |
| Attributable to the Company | $ | 8,261 | $ | 15,355 | $ | 13,348 | $ | 292 | $ | 2,827 | $ | 40,083 |
| Attributable to noncontrolling interests | | 12 | | 42,847 | | 46,284 | | — | | — | | 89,143 |
| Net assets | $ | 8,273 | $ | 58,202 | $ | 59,632 | $ | 292 | $ | 2,827 | $ | 129,226 |

(1) The assets may only be used to settle obligations of each VIE and the liabilities are the sole obligation of each VIE, for which creditors do not have recourse to the general credit of the Company.

## 5. Fair Value

Accounting Standards Codification Topic 820, *Fair Value Measurement* (ASC 820) specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

The following tables present fair value measurements:

| | December 31, 2022 | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Level 1 | Level 2 | Level 3 | Investments Measured at NAV [1] | Total |
| Cash equivalents | $ 208,557 | $ — | $ — | $ — | $ 208,557 |
| Equity investments at fair value: | | | | | |
| Common stocks | $ 142,268 | $ 987 | $ — | $ — | $ 143,255 |
| Limited partnership interests | — | — | 10,759 | 1,544 | 12,303 |
| Master limited partnership interests | 316 | — | — | — | 316 |
| Preferred securities | 1,391 | 49 | — | — | 1,440 |
| Other | 200 | — | — | 132 | 332 |
| Total | $ 144,175 | $ 1,036 | $ 10,759 | $ 1,676 | $ 157,646 |
| Trading investments: | | | | | |
| Fixed income | $ — | $ 15,289 | $ — | $ — | $ 15,289 |
| Equity method investments | $ — | $ — | $ — | $ 20 | $ 20 |
| Total investments | $ 144,175 | $ 16,325 | $ 10,759 | $ 1,696 | $ 172,955 |
| Derivatives - assets: | | | | | |
| Total return swaps - commodities | $ — | $ 28 | $ — | $ — | $ 28 |
| Total return swaps - equities | — | 248 | — | — | 248 |
| Total | $ — | $ 276 | $ — | $ — | $ 276 |
| Derivatives - liabilities: | | | | | |
| Total return swaps - commodities | $ — | $ 27 | $ — | $ — | $ 27 |
| Total return swaps - equities | — | 690 | — | — | 690 |
| Forward contracts - foreign exchange | — | 742 | — | — | 742 |
| Total | $ — | $ 1,459 | $ — | $ — | $ 1,459 |

(1) Comprised of certain investments measured at fair value using net asset value (NAV) as a practical expedient.

| (in thousands) | December 31, 2021 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Investments Measured at NAV [1] | Total |
| Cash equivalents | $ 104,591 | $ — | $ — | $ — | $ 104,591 |
| Equity investments at fair value: | | | | | |
| Common stocks | $ 126,301 | $ 116 | $ — | $ — | $ 126,417 |
| Limited partnership interests | — | — | — | 1,816 | 1,816 |
| Master limited partnership interests | 986 | — | — | — | 986 |
| Preferred securities | 1,465 | — | — | — | 1,465 |
| Other | 103 | — | — | 143 | 246 |
| Total | $ 128,855 | $ 116 | $ — | $ 1,959 | $ 130,930 |
| Trading investments: | | | | | |
| Fixed income | $ — | $ 23,711 | $ — | $ — | $ 23,711 |
| Equity method investments | $ — | $ — | $ — | $ 13 | $ 13 |
| Total investments | $ 128,855 | $ 23,827 | $ — | $ 1,972 | $ 154,654 |
| Derivatives - assets: | | | | | |
| Total return swaps - commodities [2] | $ — | $ 481 | $ — | $ — | $ 481 |
| Forward contracts - foreign exchange | — | 209 | — | — | 209 |
| Total | $ — | $ 690 | $ — | $ — | $ 690 |
| Derivatives - liabilities: | | | | | |
| Total return swaps - commodities | $ — | $ 17 | $ — | $ — | $ 17 |
| Total return swaps - equities | — | 867 | — | — | 867 |
| Forward contracts - foreign exchange | — | 3 | — | — | 3 |
| Total | $ — | $ 887 | $ — | $ — | $ 887 |

---

(1)  Comprised of certain investments measured at fair value using NAV as a practical expedient.
(2)  Included total return swaps - commodities held by consolidated investment vehicles.

Equity investments at fair value classified as Level 2 were comprised of common stocks for which quoted prices in active markets are not available. Fair values for the common stocks classified as Level 2 were generally based on quoted prices for similar instruments in active markets.

Equity investments at fair value classified as Level 3 as of December 31, 2022 were comprised of a limited partnership interest in a joint venture that holds an investment in private real estate.

Trading investments classified as Level 2 were comprised of U.S. Treasury securities and corporate debt securities. Fair values were generally determined using third-party pricing services. The pricing services may utilize evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information.

Investments measured at NAV were comprised of certain investments measured at fair value using NAV (or its equivalent) as a practical expedient as follows:

- Equity investments at fair value included:
  - limited partnership interests in private real estate funds; and
  - the Company's co-investment in a Cayman trust invested in global listed infrastructure securities (which is included in "Other" in the leveling table).

- Equity method investments included the Company's partnership interests in Cohen & Steers Global Realty Partners III-TE, L.P. (GRP-TE) and Cohen & Steers Global Listed Infrastructure Fund L.P. (LPGI). GRP-TE invests in non-registered real estate funds and LPGI invests in global infrastructure securities. The Company's ownership interest in GRP-TE was approximately 0.2% at December 31, 2022 and 2021. The Company's ownership interest in LPGI was approximately 0.01% at December 31, 2022 and no ownership at December 31, 2021.

At December 31, 2022 and 2021, the Company did not have the ability to redeem its limited partnership interests in private real estate funds or its interest in GRP-TE. There were no contractual restrictions on the Company's ability to redeem its interest in the Cayman trust or LPGI.

Investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of financial condition.

Swap contracts classified as Level 2 were valued based on the underlying futures contracts or equity indices.

Foreign currency exchange contracts classified as Level 2 were valued based on the prevailing forward exchange rate, which is an input that is observable in active markets.

The following table summarizes the changes in Level 3 investments measured at fair value on a recurring basis:

| | Years Ended December 31, | |
|---|---|---|
| *(in thousands)* | **2022** | **2021** |
| Balance at beginning of period | $ — | $ — |
| Purchases/contributions | 19,380 | — |
| Sales/distributions | (5,874) | — |
| Unrealized gains (losses) | (2,747) | — |
| Balance at end of period | $ 10,759 | $ — |

Unrealized gains (losses) and realized gains (losses), if any, in the above table were recorded in gain (loss) from investments—net in the Company's consolidated statements of operations.

*Valuation Techniques*

In certain instances, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable broker-dealers or independent pricing services. In determining the value of a particular investment, independent pricing services may use information with respect to transactions in such investments, broker quotes, pricing matrices, market transactions in comparable investments and various relationships between investments. As part of its independent price verification process, the Company generally performs reviews of valuations provided by broker-dealers or independent pricing services. Investments in funds are valued at their closing price or NAV (or its equivalent) as a practical expedient.

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments, little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involve a significant degree of judgment, taking into consideration a combination of internal and external factors. Such investments are valued no less than on a quarterly basis, taking into consideration any changes in key inputs and changes in economic and other relevant conditions, and valuation models are updated accordingly. The Company has established a valuation committee, comprised of senior members from various departments within the Company, to administer, implement and oversee the valuation policies and procedures. Additionally, the Company has retained an independent valuation services firm to assist in the determination of the fair value of certain private real estate investments.

The following table summarizes the valuation techniques and significant unobservable inputs approved by the Valuation Committee for Level 3 investments measured at fair value on a recurring basis:

| | Fair Value (in thousands) | Valuation Technique | Unobservable Inputs | Value |
|---|---|---|---|---|
| Limited partnership interests | $10,759 | Discounted cash flow | Discount rate | 8.75% |
| | | | Terminal capitalization rate | 7.25% |

Changes in the significant unobservable inputs in the above tables may result in a materially higher or lower fair value measurement.

## 6. Derivatives

The following tables summarize the notional amount and fair value of the outstanding derivative financial instruments, none of which were designated in a formal hedging relationship:

| | As of December 31, 2022 | | | |
|---|---|---|---|---|
| | Notional Amount | | Fair Value [1] | |
| (in thousands) | Long | Short | Assets | Liabilities |
| Corporate derivatives: | | | | |
| Total return swaps - commodities | $ 2,340 | $ 1,980 | $ 28 | $ 27 |
| Total return swaps - equities | — | 31,657 | 248 | 690 |
| Forward contracts - foreign exchange | — | 9,810 | — | 742 |
| Total corporate derivatives | $ 2,340 | $ 43,447 | $ 276 | $ 1,459 |

| | As of December 31, 2021 | | | |
|---|---|---|---|---|
| | Notional Amount | | Fair Value [1] | |
| (in thousands) | Long | Short | Assets | Liabilities |
| Corporate derivatives: | | | | |
| Total return swaps - commodities | $ 2,549 | $ 3,810 | $ 94 | $ 17 |
| Total return swaps - equities | — | 22,899 | — | 867 |
| Forward contracts - foreign exchange | — | 11,969 | 209 | 3 |
| Total corporate derivatives | $ 2,549 | $ 38,678 | $ 303 | $ 887 |
| Derivatives held by consolidated investment vehicles: | | | | |
| Total return swaps - commodities | 10,931 | — | 387 | — |
| Total | $ 13,480 | $ 38,678 | $ 690 | $ 887 |

(1)  The fair value of derivative financial instruments is recorded in other assets and other liabilities and accrued expenses on the Company's consolidated statements of financial condition.

The Company's corporate derivatives include:
- Total return equity and commodity swap contracts which are utilized to economically hedge a portion of the market risk of certain seed investments and to gain exposure in the commodities market for the purpose of establishing a performance track record; and
- Forward foreign exchange contracts which are utilized to economically hedge currency exposure arising from certain non-U.S. dollar investment advisory fees.

At December 31, 2021, non-corporate derivatives were comprised of commodity swap contracts that were utilized by certain of the consolidated investment vehicles to gain exposure in the commodities market as part of the vehicles' investment strategies.

For corporate derivatives, cash included in due from brokers on the consolidated statements of financial condition of $2.0 million and $2.2 million at December 31, 2022 and 2021, respectively, and U.S. Treasury securities included in investments of $0.2 million at December 31, 2022 and 2021, respectively, were held as collateral for forward and swap contracts.

At December 31, 2021, for non-corporate derivatives, due to brokers included $0.5 million of cash collateral payable to trade counterparties.

The following table summarizes net gains (losses) from derivative financial instruments:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2022 | | 2021 | | 2020 |
| Corporate derivatives: | | | | | | |
| Futures - commodities [1] | $ | — | $ | 3,391 | $ | (105) |
| Total return swaps - commodities | | (251) | | (3,082) | | (266) |
| Total return swaps - equities | | 3,942 | | (4,530) | | (1,562) |
| Forward contracts - foreign exchange | | (948) | | 550 | | (375) |
| Total corporate derivatives | $ | 2,743 | $ | (3,671) | $ | (2,308) |
| Derivatives held by consolidated investment vehicles: | | | | | | |
| Total return swaps - commodities | | 3,988 | | 1,526 | | — |
| Total [2] | $ | 6,731 | $ | (2,145) | $ | (2,308) |

(1)  The Company liquidated its commodity future contracts during 2021.
(2)  Gains and losses on futures and total return swap contracts are included in gain (loss) from investments—net in the Company's consolidated statements of operations. Gains and losses on forward foreign exchange contracts are included in foreign currency gain (loss)—net in the Company's consolidated statements of operations.

## 7. Property and Equipment

The following table summarizes the Company's property and equipment:

| | | December 31, | | |
|---|---|---|---|---|
| (in thousands) | | 2022 | | 2021 |
| Equipment | $ | 8,153 | $ | 7,274 |
| Furniture and fixtures | | 3,704 | | 3,683 |
| Software | | 26,848 | | 23,556 |
| Leasehold improvements | | 15,466 | | 15,518 |
| Subtotal | | 54,171 | | 50,031 |
| Less: Accumulated depreciation and amortization | | (45,414) | | (41,093) |
| Property and equipment, net | $ | 8,757 | $ | 8,938 |

Depreciation and amortization expense related to property and equipment was $4.4 million, $4.1 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Depreciation and amortization expense related to property and equipment is recorded using the straight-line method over the estimated useful lives of the related assets which range from 3-7 years. Leasehold improvements are amortized using the straight-line method over the lease term.

## 8. Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average shares outstanding. Diluted earnings per share is calculated by dividing net income attributable to common stockholders by the total weighted average shares of common stock outstanding and common stock equivalents determined using the treasury stock method. Common stock equivalents are comprised of dilutive potential shares from restricted stock unit awards and are excluded from the computation if their effect is anti-dilutive.

The following table reconciles income and share data used in the basic and diluted earnings per share computations:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | **2022** | | **2021** | | **2020** |
| Net income | $ | 149,486 | $ | 226,154 | $ | 75,165 |
| Net (income) loss attributable to noncontrolling interests | | 21,556 | | (14,758) | | 1,419 |
| Net income attributable to common stockholders | $ | 171,042 | $ | 211,396 | $ | 76,584 |
| Basic weighted average shares outstanding | | 48,781 | | 48,316 | | 47,800 |
| Dilutive potential shares from restricted stock units | | 516 | | 774 | | 876 |
| Diluted weighted average shares outstanding | | 49,297 | | 49,090 | | 48,676 |
| Basic earnings per share attributable to common stockholders | $ | 3.51 | $ | 4.38 | $ | 1.60 |
| Diluted earnings per share attributable to common stockholders | $ | 3.47 | $ | 4.31 | $ | 1.57 |
| Anti-dilutive common stock equivalents excluded from the calculation | | 3 | | — | | — |

## 9. Stock-Based Compensation

### Amended and Restated Stock Incentive Plan

The Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan (the SIP) provides for the issuance of Restricted Stock Units (RSUs), stock options and other stock-based awards to eligible employees and directors. The SIP was amended in 2022 to (i) extend the term of the SIP an additional ten years through May 5, 2032, and (ii) increase the number of shares of common stock of the Company with respect to which awards may be granted under the plan. As of December 31, 2022, a total of 23.0 million shares of common stock may be granted under the SIP. The board of directors is authorized to increase the number of shares available for issuance under the SIP, subject to shareholder approval. At December 31, 2022, 18.7 million RSUs, representing the same amount of common stock, had been issued under the SIP. As of December 31, 2022, there was $68.3 million of compensation related to unamortized RSUs that had not yet been recognized in the consolidated statement of operations. The Company expects to recognize this expense over approximately the next three years. In January 2023, the Company granted approximately 694,000 RSUs under the SIP with a grant date fair value of $50.4 million, which generally vest over a four-year period.

### Restricted Stock Units

*Vested Restricted Stock Unit Grants*

The Company grants awards of vested RSUs to the non-management directors and certain employees of the Company pursuant to the SIP. Dividends declared on these awards are paid in cash. In connection with the grant of these vested RSUs, the Company recorded non-cash stock-based compensation expense of $2.7 million, $2.1 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Unvested Restricted Stock Unit Grants*

From time to time, the Company grants awards of unvested RSUs to certain employees pursuant to the SIP. The fair value at the date of grant is expensed on a straight-line basis over the applicable service period, which is generally four years. Dividends declared by the Company are paid in additional RSUs which are subject to forfeiture until they are delivered. The dividend equivalent RSUs will generally vest and be delivered on the fourth anniversary of the original grant date. The

Company recorded stock-based compensation expense, net of forfeitures, of $8.8 million, $8.5 million and $4.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Incentive Bonus Plans for Employees of the Company*

The Company has implemented a program for employees which, based upon compensation levels, automatically allocates a portion of their year-end bonuses in the form of unvested RSUs (Mandatory Program). The fair value at the date of grant of the RSUs under the Mandatory Program is expensed on a straight-line basis over the vesting period, which is generally four years. Dividends declared by the Company are paid in additional RSUs which are subject to forfeiture until they are delivered. The dividend equivalent RSUs will generally vest and be delivered on the fourth anniversary of the original grant date. The Company recorded stock-based compensation expense under the Mandatory Program, net of forfeitures, of $37.5 million, $29.9 million and $23.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

During the year ended December 31, 2022, RSU awards representing approximately 21,000 shares of common stock were modified resulting in $0.4 million of incremental compensation expense that was recognized over the requisite service period and recorded in 2022.

The following table sets forth activity relating to the Company's RSUs under the SIP (share data in thousands):

| (in thousands, except per share data) | Vested Restricted Stock Unit Grants | | Unvested Restricted Stock Unit Grants | | Incentive Bonus Plans Restricted Stock Unit Grants | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Grant Date Fair Value | Number of Shares | Weighted Average Grant Date Fair Value | Number of Shares | Weighted Average Grant Date Fair Value |
| Balance at January 1, 2020 | 54 | $ 44.06 | 302 | $ 38.78 | 1,874 | $ 38.38 |
| Granted | 12 | 55.71 | 189 | 63.17 | 437 | 73.29 |
| Delivered | (16) | 38.22 | (143) | 36.96 | (705) | 36.30 |
| Forfeited | — | — | (7) | 50.60 | (78) | 49.73 |
| Balance at December 31, 2020 | 50 | 48.80 | 341 | 52.80 | 1,528 | 48.76 |
| Granted | 26 | 81.05 | 285 | 71.74 | 672 | 72.81 |
| Delivered | (18) | 46.34 | (139) | 46.80 | (632) | 44.15 |
| Forfeited | — | — | (31) | 59.35 | (186) | 57.61 |
| Balance at December 31, 2021 | 58 | 64.07 | 456 | 66.02 | 1,382 | 61.37 |
| Granted | 16 | 71.26 | 64 | 74.96 | 662 | 82.04 |
| Delivered | (22) | 54.86 | (160) | 57.90 | (586) | 52.33 |
| Forfeited | — | — | (4) | 72.98 | (50) | 69.54 |
| Balance at December 31, 2022 | 52 | 70.12 | 356 | 71.18 | 1,408 | 74.57 |

**Employee Stock Purchase Plan**

Pursuant to the Amended and Restated Employee Stock Purchase Plan (ESPP), the Company allows eligible employees, as defined in the ESPP, to purchase common stock at a 15% discount from fair market value up to a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of common stock authorized for purchase by eligible employees is 600,000. Through December 31, 2022, the Company had issued approximately 481,000 shares of common stock under the ESPP. For the years ended December 31, 2022, 2021 and 2020, approximately 18,000, 15,000 and 18,000, respectively, was purchased by eligible employees through the ESPP. For the years ended December 31, 2022, 2021 and 2020, the Company recorded a non-cash stock-based compensation expense of approximately $184,000, $177,000 and $152,000, respectively, which represents the discount on the shares issued pursuant to this plan. The ESPP will terminate upon the earliest to occur of (1) termination of the ESPP by the board of directors or (2) issuance of all of the shares reserved for issuance under the ESPP. The board of directors is authorized to increase the number of shares available for issuance under the ESPP, subject to shareholder approval.

## 10. 401(k) and Profit-Sharing Plan

The Company sponsors a profit-sharing plan (the Plan) covering all U.S. employees who meet certain age and service requirements. Subject to limitations, the Plan permits participants to defer up to 100% of their eligible compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $0.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act. No discretionary contributions were made for the years ended December 31, 2022, 2021 and 2020.

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. In accordance with the Plan document, forfeited amounts are used to reduce the Company's contributions to the Plan or to pay Plan expenses. Forfeitures for the years ended December 31, 2022, 2021 and 2020 totaled approximately $193,000, $248,000 and $147,000, respectively.

Matching contributions, net of forfeitures, to the Plan for the years ended December 31, 2022, 2021 and 2020 totaled $2.6 million, $2.3 million and $2.5 million, respectively.

## 11. Related Party Transactions

The Company is an investment adviser to, and has administration agreements with, Company-sponsored funds and investment products for which certain employees are officers and/or directors.

The following table summarizes the amount of revenue the Company earned from these affiliated funds:

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Investment advisory and administration fees [1] | $ 386,000 | $ 389,648 | $ 274,566 |
| Distribution and service fees | 35,093 | 37,630 | 30,134 |
| Total | $ 421,093 | $ 427,278 | $ 304,700 |

[1] Investment advisory and administration fees are reflected net of fund reimbursements of $18.1 million, $16.6 million and $13.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Included in accounts receivable at December 31, 2022 and 2021 are receivables due from Company-sponsored vehicles of $36.4 million and $40.8 million, respectively. Included in accounts payable at December 31, 2022 and 2021 are payables due to Company-sponsored vehicles of $1.0 million and $1.1 million, respectively.

See discussion of commitments to Company-sponsored vehicles in Note 13.

## 12. Regulatory Requirements

CSS, a registered broker-dealer in the U.S., is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that broker-dealers maintain a minimum level of net capital, as prescribed by the Rule. At December 31, 2022, CSS had net capital of $3.7 million, which exceeded its requirement by $3.4 million. The Rule may limit the amounts of equity capital that may be withdrawn or cash dividends that may be paid. CSS does not carry customer accounts and has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

CSAL is subject to regulation by the Hong Kong Securities and Futures Commission. At December 31, 2022, CSAL had regulatory capital of $3.6 million, which exceeded its minimum regulatory capital requirement by $3.2 million. During 2022, CSAL paid dividends in the amount of $11.5 million to its parent, CSCM.

CSUK is subject to regulation by the United Kingdom Financial Conduct Authority. At December 31, 2022, CSUK had regulatory capital of $36.6 million, which exceeded its minimum regulatory capital requirement by $29.1 million.

CSIL is subject to regulation by the Central Bank of Ireland. At December 31, 2022, CSIL had regulatory capital of $3.1 million, which exceeded its minimum regulatory capital requirement by $2.8 million.

CSJL is registered with the Financial Services Agency of Japan and the Kanto Local Finance Bureau and is subject to the Financial Instruments and Exchange Act. In accordance with its license, CSJL is required to maintain regulatory capital, as defined, of $0.5 million. At December 31, 2022, CSJL had stated capital in excess of this requirement.

## 13. Commitments and Contingencies

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its consolidated results of operations, cash flows or financial position.

The Company has committed to invest up to $50.0 million in REOF. As of December 31, 2022, the Company had funded $17.4 million of this commitment. In addition, the Company has committed to invest up to $125.0 million in Cohen & Steers Income Opportunities REIT, Inc. (CNSREIT). As of December 31, 2022, the Company had funded $0.2 million of this commitment. The timing for funding the remaining portion of the Company's commitments is determined by the investment vehicles.

## 14. Income Taxes

The income before provision for income taxes and provision for income taxes are as follows:

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Income before provision for income taxes - U.S. [1] | $ 189,577 | $ 262,102 | $ 83,617 |
| Income before provision for income taxes - Non-U.S. | 7,320 | 19,842 | 9,770 |
| Total income before provision for income taxes | $ 196,897 | $ 281,944 | $ 93,387 |

[1] Included loss of $21.6 million, income of $14.8 million and loss of $1.4 million attributable to noncontrolling interests for the years ended December 31, 2022, 2021 and 2020, respectively.

| (in thousands) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Current tax expense: | | | |
| U.S. federal | $ 44,965 | $ 41,658 | $ 12,859 |
| State and local | 1,125 | 12,068 | 3,291 |
| Non-U.S. | 2,520 | 1,960 | 1,965 |
| | 48,610 | 55,686 | 18,115 |
| Deferred tax (benefit) expense: | | | |
| U.S. federal | 82 | (739) | (67) |
| State and local | (59) | (149) | (32) |
| Non-U.S. | (1,222) | 992 | 206 |
| | (1,199) | 104 | 107 |
| Provision for income taxes | $ 47,411 | $ 55,790 | $ 18,222 |

A reconciliation of the Company's statutory federal income tax rate and the effective tax rate is as follows:

| (in thousands) | Years Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2022 | | 2021 | | 2020 | |
| U.S. statutory tax rate | $ 45,875 | 21.0 % | $ 56,110 | 21.0 % | $ 19,908 | 21.0 % |
| State and local income taxes, net of federal benefit | 7,210 | 3.3 % | 10,190 | 3.8 % | 3,867 | 4.1 % |
| Non-deductible executive compensation | 6,534 | 3.0 % | 6,037 | 2.3 % | 2,468 | 2.6 % |
| Unrecognized tax benefit adjustments | (7,244) | (3.3)% | (8,515) | (3.2)% | 323 | 0.4 % |
| Excess tax benefits related to the vesting and delivery of restricted stock units | (5,784) | (2.7)% | (5,762) | (2.2)% | (8,494) | (9.0)% |
| Other | 820 | 0.4 % | (2,270) | (0.8)% | 150 | 0.1 % |
| Income tax expense and effective income tax rate | $ 47,411 | 21.7 % | $ 55,790 | 20.9 % | $ 18,222 | 19.2 % |

Deferred income taxes represent the tax effects of temporary differences between book and tax bases and are measured using enacted tax rates that will be in effect when such items are expected to reverse. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized. The Company's net deferred income tax asset is included in other assets on the consolidated statements of financial condition.

Significant components of the Company's net deferred income tax asset consist of the following:

| | At December 31, | |
| --- | --- | --- |
| (in thousands) | 2022 | 2021 |
| Deferred income tax assets (liabilities): | | |
| Stock-based compensation | $ 7,611 | $ 6,951 |
| Realized losses on investments | 1,624 | 2,374 |
| Net unrealized (gains) losses on investments | 552 | (2,861) |
| Deferred rent | 556 | 608 |
| Property and equipment depreciation | 4 | 937 |
| Other | 538 | 14 |
| Subtotal | 10,885 | 8,023 |
| Less: valuation allowance | (2,698) | (1,132) |
| Deferred income tax asset—net | $ 8,187 | $ 6,891 |

The Company had capital loss carryforwards of $6.8 million and $9.5 million for the years ended December 31, 2022 and 2021, respectively, which, if unused, will expire in 2024 and 2025. The valuation allowance on the net deferred income tax asset increased by $1.6 million during the year ended December 31, 2022.

At December 31, 2022, the Company had $5.0 million of total gross unrecognized tax benefits. Of this total, $3.9 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods. The Company believes it is reasonably possible that it will reduce its net unrecognized tax benefits by $3.2 million to $3.8 million within the next twelve months due to the expected conclusion of jurisdictional reviews and the lapse of the statute of limitations on certain positions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| (in thousands) | Liability for Unrecognized Tax Benefits |
| --- | --- |
| Gross unrecognized tax benefits balance at January 1, 2020 | $ 12,880 |
| Addition for tax positions of current year | 1,697 |
| Addition for tax positions of prior years | 3,599 |
| Reduction of tax positions from prior years | (4,560) |
| Gross unrecognized tax benefits balance at December 31, 2020 | $ 13,616 |
| Addition for tax positions of current year | 4,092 |
| Reduction of tax positions from prior years | (7,322) |
| Gross unrecognized tax benefits balance at December 31, 2021 | $ 10,386 |
| Addition for tax positions of current year | 958 |
| Reduction of tax positions from prior years | (6,367) |
| Gross unrecognized tax benefits balance at December 31, 2022 | $ 4,977 |

The Company records potential interest and penalties related to uncertain tax positions in the provision for income taxes. At December 31, 2022 and 2021, the Company had $0.9 million and $3.5 million, respectively, in potential interest and penalties associated with uncertain tax positions.

The tax years 2015 through 2021 remain open to examination by various taxing jurisdictions.

In connection with the enactment of the Tax Cuts and Jobs Act in 2017, the Company recorded a provisional transition tax liability of $8.3 million. This tax liability, paid over eight years on an interest-free basis, was included as part of income tax payable on the Company's consolidated statements of financial condition at December 31, 2022 and 2021.

The following table summarizes the remaining transition tax liability at December 31, 2022 (in thousands):

| | | |
|---|---|---:|
| 2023 | $ | 1,246 |
| 2024 | | 1,662 |
| 2025 | | 2,077 |
| | $ | 4,985 |

## 15. Goodwill and Intangible Assets

The following table summarizes the changes in the Company's goodwill and indefinite-lived intangible assets:

| (in thousands) | | Goodwill | | Indefinite-Lived Intangible Assets |
|---|---|---:|---|---:|
| Balance at January 1, 2021 | $ | 19,245 | $ | 1,250 |
| Currency revaluation | | (799) | | — |
| Balance at December 31, 2021 | $ | 18,446 | $ | 1,250 |
| Currency revaluation | | (647) | | — |
| Balance at December 31, 2022 | $ | 17,799 | $ | 1,250 |

Goodwill and indefinite-lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. The Company's evaluation indicated that no impairment existed at December 31, 2022.

## 16. Leases

The Company has operating leases for corporate offices and certain information technology equipment. During August 2022, the Company entered into a lease agreement for its new corporate headquarters in New York City. The lease, which has a 16-year term, carries a commitment of $210.1 million and commenced in December.

The following table summarizes the Company's lease cost included in general and administrative expense in the consolidated statements of operations:

| | | | Years Ended December 31, | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2022 | | 2021 | | 2020 |
| Operating lease cost | $ | 12,148 | $ | 11,097 | $ | 11,247 |

Supplemental information related to operating leases is summarized below:

| | | | Years Ended December 31, | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2022 | | 2021 | | 2020 |
| Supplemental cash flow information: | | | | | | |
| Cash paid for amounts included in the measurement of lease liabilities | $ | 12,271 | $ | 12,303 | $ | 12,408 |
| Supplemental non-cash information: | | | | | | |
| Right-of-use assets obtained in exchange for new lease liabilities | | 126,230 | | 1,149 | | 3,026 |

Other information related to operating leases is summarized below:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Weighted-average remaining lease term (years) | 15 | 2 | 3 |
| Weighted-average discount rate | 5.7 % | 2.7 % | 2.8 % |

The following table summarizes the maturities of lease liabilities at December 31, 2022 (in thousands):

| Year Ending December 31, | Operating Leases |
| --- | --- |
| 2023 | $ 11,824 |
| 2024 | 10,880 |
| 2025 | 13,038 |
| 2026 | 13,038 |
| 2027 | 13,038 |
| Thereafter | 161,161 |
| Total lease payments | 222,979 |
| Less: interest | (84,170) |
| Present value of lease payments | $ 138,809 |

## 17. Concentrations

The Company's cash and cash equivalents are principally on deposit with major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

The following affiliated funds provided 10% or more of the total revenue of the Company:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands, except percentages) | **2022** | **2021** | **2020** |
| Cohen & Steers Preferred Securities and Income Fund, Inc. (CPX): | | | |
| Investment advisory and administration fees | $ 74,683 | $ 88,705 | $ 69,197 |
| Distribution and service fees | 12,549 | 15,279 | 13,499 |
| Total | $ 87,232 | $ 103,984 | $ 82,696 |
| Percent of total revenue | 15.4 % | 17.8 % | 19.3 % |
| Cohen & Steers Real Estate Securities Fund, Inc. (CSI): | | | |
| Investment advisory and administration fees | $ 54,973 | $ 53,250 | $ 38,961 |
| Distribution and service fees | 8,313 | 8,658 | 6,943 |
| Total | $ 63,286 | $ 61,908 | $ 45,904 |
| Percent of total revenue | 11.2 % | 10.6 % | 10.7 % |
| Cohen & Steers Realty Shares, Inc. (CSR): | | | |
| Investment advisory and administration fees | $ 52,499 | $ 55,402 | $ 34,190 |
| Distribution and service fees | 7,048 | 7,279 | 4,711 |
| Total | $ 59,547 | $ 62,681 | $ 38,901 |
| Percent of total revenue | 10.5 % | 10.7 % | 9.1 % |

## 18. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued. Other than the items described below or elsewhere in the footnotes, the Company determined that there were no additional subsequent events that require disclosure and/or adjustment.

On January 20, 2023, the Company entered into a Credit Agreement providing for a $100 million senior unsecured revolving credit facility maturing on January 20, 2026. Borrowings under the Credit Agreement may be used for working capital and other general corporate purposes. The Credit Agreement contains affirmative, negative and financial covenants, which are customary for facilities of this type. Amounts outstanding under the credit agreement bear interest at a variable rate. As of the date of this report, the Company had not drawn on the credit agreement.

On February 23, 2023, the Company declared a quarterly dividend on its common stock in the amount of $0.57 per share. This dividend will be payable on March 16, 2023 to stockholders of record at the close of business on March 6, 2023.

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# Performance notes

Data quoted represents past performance, which is no guarantee of future results. There is no guarantee that investors will experience the type of performance reflected above. There is no guarantee that any historical trend illustrated herein will be repeated in the future, and there is no way to predict precisely when such a trend will begin. There is no guarantee that any market forecast made in this document will be realized. The views and opinions in the preceding document are as of the date of publication and are subject to change without notice. This material represents an assessment of the market environment at a specific point in time and should not be relied upon as investment advice, does not constitute a recommendation to buy or sell a security or other investment and is not intended to predict or depict performance of any investment. This material is not being provided in a fiduciary capacity and is not intended to recommend any investment policy or investment strategy or take into account the specific objectives or circumstances of any investor. We consider the information in this document to be accurate, but we do not represent that it is complete or should be relied upon as the sole source of suitability for investment. Cohen & Steers does not provide investment, tax or legal advice. Please consult with your investment, tax or legal adviser regarding your individual circumstances prior to investing.

**Strategy performance.** Outperformance is determined by annualized investment performance of all accounts in each investment strategy measured gross of fees and net of withholding taxes in comparison to the performance of each account's reference benchmark measured net of withholding taxes, where applicable.

**Morningstar.** ©2022 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Morningstar calculates its ratings based on a risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. Past performance is no guarantee of future results. Based on independent rating by Morningstar, Inc., of investment performance of each Cohen & Steers-sponsored open-end U.S.-registered mutual fund for all share classes for the overall period at December 31, 2022. Overall Morningstar rating is a weighted average based on the 3-year, 5-year and 10-year Morningstar rating. Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages. This is not investment advice and may not be construed as sales or marketing material for any financial product or service sponsored or provided by Cohen & Steers.

*Please consider the investment objectives, risks, charges and expenses of any Cohen & Steers U.S.-registered open-end mutual fund carefully before investing. A summary prospectus and prospectus containing this and other information may be obtained by visiting cohenandsteers.com or by calling 800 330 7348. Please read the summary prospectus and prospectus carefully before investing.*

**Risks of investing in real estate securities.** The risks of investing in real estate securities are similar to those associated with direct investments in real estate, including falling property values due to increasing vacancies or declining rents resulting from economic, legal, political or technological developments, lack of liquidity, limited diversification and sensitivity to certain economic factors such as interest rate changes and market recessions.

**Risks of investing in global infrastructure securities.** Infrastructure issuers may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, operational or other mishaps, tariffs, and changes in tax laws, regulatory policies, and accounting standards.

**Risks of investing in foreign securities.** Foreign securities involve special risks, including currency fluctuations, lower liquidity, political and economic uncertainties and differences in accounting standards. Some international securities may represent small- and medium-sized companies, which may be more susceptible to price volatility and may be less liquid than larger companies.

**Risks of investing in MLP securities.** An investment in MLPs involves risks that differ from a similar investment in equity securities, such as common stock, of a corporation. Holders of equity securities issued by MLPs have the rights typically afforded to limited partners in a limited partnership. As compared to common shareholders of a corporation, holders of such equity securities have more limited control and limited rights to vote on matters affecting the partnership. There are certain tax risks associated with an investment in MLPs, including the risk that an MLP could lose its tax status as a partnership. Additionally, conflicts of interest may exist among common unit holders, subordinated unit holders and the general partner or managing member of an MLP; for example, a conflict may arise as a result of incentive distribution payments.

**Risks of investing in the energy sector.** A downturn in the energy sector of the economy could have a larger impact on a strategy concentrated in the energy sector than on a strategy that does not concentrate in the sector. In addition, there are several specific risks associated with investments in the energy sector, including commodity price risk, depletion risk, supply and demand risk, interest-rate transaction risk, affiliated party risk, limited partner risk and risks of subordinated MLP units. MLPs which invest in the energy industry are highly volatile due to significant fluctuation in the prices of energy commodities as well as political and regulatory developments.

**Risks of investing in commodities.** An investment in commodity-linked derivative instruments may be subject to greater volatility than investments in traditional securities, particularly if the instruments involve leverage. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, counterparty risk, leverage risk and liquidity risk. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. No representation or warranty is made as to the efficacy of any particular strategy or fund or the actual returns that may be achieved.

**Futures trading is volatile, highly leveraged and may be illiquid.** Investments in commodity futures contracts and options on commodity futures contracts have a high degree of price variability and are subject to rapid and substantial price changes. Such investments could incur significant losses. There can be no assurance that the options strategy will be successful. The use of options on commodity futures contracts is to enhance risk-adjusted total returns. The use of options, however, may not provide any, or may provide only partial, protection from market declines. The return performance of the commodity futures contracts may not parallel the performance of the commodities or indexes that serve as the basis for the options it buys or sells; this basis risk may reduce overall returns.

**Risks of investing in natural resource equities.** The market value of securities of natural resource companies may be affected by numerous factors, including events occurring in nature, inflationary pressures and international politics. If a strategy invests significantly in natural resource companies, there is the risk that the strategy will perform poorly during a downturn in the natural resource sector.

**Risks of investing in preferred securities.** Investing in any market exposes investors to risks. In general, the risks of investing in preferred securities are similar to those of investing in bonds, including credit risk and interest-rate risk. As nearly all preferred securities have

issuer call options, call risk and reinvestment risk are also important considerations. In addition, investors face equity-like risks, such as deferral or omission of distributions, subordination to bonds and other more senior debt, and higher corporate governance risks with limited voting rights. Risks associated with preferred securities differ from risks inherent with other investments. In particular, in the event of bankruptcy, a company's preferred securities are senior to common stock but subordinated to all other types of corporate debt. It is important to note that corporate bonds sit higher in the capital structure than preferred securities and therefore, in the event of bankruptcy, will be senior to the preferred securities. Municipal bonds are issued and backed by state and local governments and their agencies, and the interest from municipal securities is often free from both state and local income taxes. Treasury securities are issued by the U.S. government and are generally considered the safest of all bonds since they are backed by the full faith and credit of the U.S. government as to timely payment of principal and interest. Preferred securities may be rated below-investment-grade or may be unrated. Below-investment-grade securities or equivalent unrated securities generally involve greater volatility of price and risk of loss of income and principal, and may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-grade securities.

# Corporate information

**Corporate headquarters**

Cohen & Steers, Inc.
280 Park Avenue, 10th Floor
New York, NY 10017
212 832 3232

**Stock listing**

Cohen & Steers, Inc.'s common stock is traded on the New York Stock Exchange under the symbol CNS. At the close of business on March 9, 2023, there were 48 common shareholders of record. Common shareholders of record include institutional and omnibus accounts that hold shares of common stock for numerous underlying investors. Beneficial owners of our common stock whose shares are held in the "street name" of a bank, broker or other holder of record are not included in the number of common shareholders of record.

**Website information**

Information on Cohen & Steers' financial reports and products and services is available on our website at cohenandsteers.com.

**Financial information**

Cohen & Steers makes available, free of charge, through its website cohenandsteers.com under "Company—Investor Relations—SEC Filings," its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). Further, Cohen & Steers will provide, free of charge, to each shareholder, upon written request, a copy of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be sent to Cohen & Steers, Inc., 280 Park Avenue, 10th Floor, New York, NY 10017, Attention: Legal Department. Requests may also be directed to 212 832 3232 or via e-mail to investor_relations@ cohenandsteers.com. Copies may also be accessed electronically through the SEC's website at www.sec.gov.

**Corporate governance at Cohen & Steers**

Cohen & Steers' Corporate Governance Guidelines and additional information about Cohen & Steers' board and its committees and corporate governance at Cohen & Steers is available on our website at cohenandsteers.com under "Company—Investor Relations— Corporate Governance." Shareholders who would like to request printed copies of the Cohen & Steers Code of Business Conduct and Ethics or the charters of the board's Audit, Nominating and Corporate Governance, or Compensation Committees (all of which are posted on our website) may do so by sending their requests to Cohen & Steers, Inc., 280 Park Avenue, 10th Floor, New York, NY 10017, Attention: Legal Department.

**Inquiries**

Analysts, institutional investors, individual shareholders, news media representatives and others seeking general information should contact us via e-mail at investor_relations@cohenandsteers.com.

**2023 Annual Shareholder Meeting**

The Cohen & Steers Annual Shareholder Meeting will be held on Thursday, May 4, 2023, beginning at 9:00 a.m. Eastern Time. The meeting will be held virtually and will be accessible to shareholders at www.virtualshareholdermeeting.com/CNS2023.

**Dividend policy**

Cohen & Steers has historically paid a quarterly cash dividend. The declaration and payment of dividends to holders of common stock by Cohen & Steers are subject to the discretion of our board of directors. The board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by Cohen & Steers and its subsidiaries, and such other factors as the board of directors may consider to be relevant.

**Registrar and transfer agent**

Computershare Trust Company N.A. is the transfer agent and registrar for Cohen & Steers and maintains shareholder accounting records. The transfer agent should be contacted for change in address, name or ownership, lost certificates and consolidation of accounts.

Please contact:

Computershare
P.O Box 43006
Providence, RI 02940-3006
Toll-free (United States): 866 282 3779
Foreign shareholders: +1 201 680 6578
Hearing-impaired: 312 588 4110
Web Address: www.computershare.com/investor

**Independent registered public accounting firm**

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112

## Common stock performance graph

The following graph compares the cumulative total shareholder return on our common stock from December 31, 2017, through December 31, 2022, with the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the S&P U.S. BMI Asset Management & Custody Banks Index.* The graph assumes the investment of $100 in our common stock and in each of the two indices on December 31, 2017, and the reinvestment of all dividends, if any. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.

## Total return performance



Source: S&P Global Market Intelligence.

| | Period Ending | | | | | |
| | 12/31/17 | 12/31/18 | 12/31/19 | 12/31/20 | 12/31/21 | 12/31/22 |
|---|---|---|---|---|---|---|
| Cohen & Steers, Inc. | 100.00 | 80.26 | 155.69 | 192.20 | 247.94 | 178.53 |
| S&P 500 Index | 100.00 | 95.62 | 125.72 | 148.85 | 191.58 | 156.88 |
| S&P U.S. BMI Asset Management & Custody Banks Index | 100.00 | 74.85 | 94.16 | 109.10 | 161.06 | 120.66 |

\* The S&P U.S. BMI Asset Management & Custody Banks Index currently comprises the following companies:

Affiliated Managers Group, Inc., Ameriprise Financial, Inc., Ares Management Corporation, Artisan Partners Asset Management Inc., AssetMark Financial Holdings, Inc., Associated Capital Group, Inc., BlackRock, Inc., Blackstone Inc., Blucora, Inc., Blue Owl Capital Inc., Bridge Investment Group Holdings Inc., BrightSphere Investment Group Inc., Cohen & Steers, Inc., Diamond Hill Investment Group, Inc., Federated Hermes, Inc., Focus Financial Partners Inc., Franklin Resources, Inc., Galaxy Digital Holdings Ltd., GQG Partners Inc., Grosvenor Capital Management, L.P., Hamilton Lane Incorporated, Invesco Ltd., Janus Henderson Group plc, KKR & Co. Inc., Northern Trust Corporation, P10, Inc., Sculptor Capital Management, Inc., SEI Investments Company, Silvercrest Asset Management Group Inc., State Street Corporation, StepStone Group Inc., T. Rowe Price Group, Inc., The Bank of New York Mellon Corporation, The Carlyle Group Inc., TPG Inc., Victory Capital Holdings, Inc., Virtus Investment Partners, Inc., Westwood Holdings Group, Inc., WisdomTree, Inc.

In accordance with the rules of the SEC, this common stock performance graph shall not be incorporated by reference into any future filings by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

## Non-GAAP financial measures

The 2022 Financial Highlights include certain as adjusted financial measures for the years ended December 31, 2022 and 2021. A reconciliation of these as adjusted financial measures to the most directly comparable financial measures, calculated and presented in accordance with accounting principles generally accepted in the United States, is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 33–35 of the Form 10-K.

## BOARD OF DIRECTORS

**Martin Cohen**
Chairman
Cohen & Steers, Inc.
Director since 2004

**Robert H. Steers**
Executive Chairman
Cohen & Steers, Inc.
Director since 2004

**Joseph M. Harvey**
Chief Executive Officer and President
Cohen & Steers, Inc.
Director since 2019

**Reena Aggarwal** [1,2,3]
Robert E. McDonough
Professor of Finance and Director
Psaros Center for
Financial Markets and Policy
McDonough School of Business
Director since 2016
Chair, Nominating and Corporate
Governance Committee

**Frank T. Connor** [1,2,3]
Executive Vice President and
Chief Financial Officer
Textron, Inc.
Director since 2014
Chair, Audit Committee

**Peter L. Rhein** [1,2,3]
Former General Partner
Sarlot and Rhein
Director since 2004

**Richard P. Simon** [1,2,3]
Former Managing Director
Goldman Sachs & Co.
Director since 2004

**Dasha Smith** [1,2,3]
Executive Vice President and
Chief Administrative Officer
National Football League
Director since 2019
Chair, Compensation Committee

**Edmond D. Villani** [1,2,3]
Former Vice Chairman
Deutsche Asset Management,
North America
Director since 2004

## EXECUTIVE MANAGEMENT

**Robert H. Steers**
Executive Chairman

**Joseph M. Harvey**
Chief Executive Officer and President

**Daniel P. Charles**
Executive Vice President
Head of Global Distribution

**Jon Cheigh**
Executive Vice President
Chief Investment Officer and
Head of Global Real Estate

**Alicia Dee**
Executive Vice President
Chief Human Resources Officer

**Adam M. Derechin, CFA**
Executive Vice President
Chief Operating Officer

**Francis C. Poli**
Executive Vice President
General Counsel and Secretary

**Matthew S. Stadler**
Executive Vice President
Chief Financial Officer

### Committee Memberships

1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee

# COHEN & STEERS

We believe accessing investment opportunities around the world requires local knowledge and insight into specialized and regional markets. Cohen & Steers maintains a global presence through the following offices:

## Americas

### NEW YORK

Corporate Headquarters
280 Park Avenue, 10th Floor
New York, New York 10017
Phone    212 832 3232

## Europe

### LONDON

Cohen & Steers UK Limited
50 Pall Mall, 7th Floor
London SW1Y 5JH
United Kingdom
Phone    +44 207 460 6350

### DUBLIN

Cohen & Steers Ireland Limited
77 Sir John Rogerson's Quay, Block C
Grand Canal Docklands, Dublin 2
D02 VK60, Ireland
Phone    +353 1 592 1780

## Asia Pacific

### HONG KONG

Cohen & Steers Asia Limited
Suites 1201–02, Champion Tower
3 Garden Road
Central, Hong Kong
Phone    +852 3667 0080

### TOKYO

Cohen & Steers Japan Limited
Pacific Century Place, 16F
1-11-1 Marunouchi Chiyoda-ku
Tokyo 100–6216 Japan
Phone    +81 3 4530 4710

**cohenandsteers.com**

AR22 0323